Annual Report 2007

Our Contribution to
Financial and Social Responsibility



Takeda

Takeda Pharmaceutical Company Limited



Contributes to The Health of Individuals Worldwide

The image in the globe: the molecular representation of ramelteon (*Rozerem*), insomnia medication

082-35071

Table of Contents

Editorial Policy

Aiming to facilitate understanding of Takeda's activities in a comprehensive manner, through the provision of both financial and non-financial information, including CSR (corporate social responsibility) activities, we have issued an integrated version of the Annual and CSR Report since fiscal 2006. When preparing this integrated report, we have prioritized the inclusion of items which should be conveyed to stakeholders, concerning key aspects of our financial and social responsibilities. We sincerely hope that our stakeholders understand Takeda's corporate activities; centering on both these areas.

This report covers a total of 68 Takeda group companies, consisting of Takeda Pharmaceutical Company Limited, and its 46 consolidated subsidiaries and 21 equity method affiliates. As for the disclosure of non-financial information, it is referred to the "Sustainability Reporting Guidelines*1" issued by the Global Reporting Initiative (GRI) and AA 1000*2.

*1 Sustainability Reporting Guidelines:
Guidelines that specify the framework of the sustainability report issued by the Global Reporting Initiative and applicable worldwide.

*2 AA 1000:
Guidelines that specify the systematic process in which stakeholders are involved in the course of developing a communication system, etc. issued by a British firm, AccountAbility.

Regarding the Front Cover

The Japanese calligraphy: 挑 (challenge) shown on the front cover symbolizes Takeda's spirit of challenge, continuing to challenge toward the development of superior pharmaceutical products as a "World-Class Pharmaceutical Company with Japanese Origin." The calligraphy piece was composed by a Japanese calligrapher, Mr. Souun Takeda, followed by FY2006.

Precautions Regarding Forward-Looking Statements

This annual report includes forward-looking statements regarding Takeda's plans, prospects, strategies and accomplishments, etc. These prospects are the result of assessment obtained from information currently available, and since the actual performance could be influenced by various risks and uncertainty, it shall be noted that the course of action could differ substantially from those prospects. Factors that could affect future prospects would include, but are not limited to, economic circumstances surrounding Takeda's domain identity, competitive pressures, relevant laws and regulations, change in the status of product development, exchange rate risk and so on.

* The contents of this annual report are written based on the information as of FY 2006 (April 1, 2006 to March 31, 2007) with some activities in FY 2007 being included.

Highlights Takeda Pharmaceutical Company Limited and Subsidiaries Years ended March 31, 2007 and 2006

	Millions of yen 2007	Millions of yen 2006	% change 2007/2006	Thousands of U.S. dollars (Note) 2007
Net sales	¥ 1,305,167	¥ 1,212,207	7.7%	$ 11,060,737
Operating income	458,500	402,809	13.8	3,885,593
Income before income taxes and minority interests	625,379	517,957	20.7	5,299,822
Net income	335,805	313,249	7.2	2,845,805
Research and development costs	193,301	169,645	13.9	1,638,144
Capital expenditures investments	38,510	32,616	18.1	326,356
Depreciation and amortization	28,820	28,728	0.3	244,237
Total assets	¥ 3,072,501	¥ 3,042,294	1.0%	$ 26,038,144
Equity*	2,461,116	2,348,429	—	20,856,915
Treasury stock	193,932	3,046	—	1,643,492
Minority interests	—	47,194	—	—
Return on equity (ROE)	14.1%	14.4%	(0.3)%	
Earnings per share (EPS)	¥ 386.00	¥ 353.47	9.2%	$ 3.27
Cash dividends	128.00	106.00	20.8	1.08

Note: The U.S. dollar amounts in this report represent translations of Japanese yen, solely for reader's convenience, at the rate of ¥118=US$1, the approximate exchange rate at March 31, 2007.
Figures in parentheses indicate a decrease.

* The minority interests has been included in the total of equity since FY2007


Net Sales
(¥Billion)
1,500
1,000
500
0
1,305.2
'02
'03
'04
'05
'06
FY
Overseas Sales
Domestic Sales


Net Income
(¥Billion)
400
300
200
100
0
335.8
'02
'03
'04
'05
'06
FY


R&D Costs/Ratio to Net Sales
(¥Billion)
(%)
200
150
100
50
0
14.8%
14
7
R&D Costs
Ratio to Net Sales
'02
'03
'04
'05
'06
FY
R&D Costs
Ratio to Net Sales

		Millions of yen 2007	Millions of yen 2006	% change 2007/2006	Thousands of U.S. dollars (Note) 2007
Net sales by region	Japan	¥ 661,664	¥ 675,083	(2.0)%	$ 5,607,322
	North America	426,561	335,922	27.0	3,614,924
	Europe	191,963	180,223	6.5	1,626,805
	Others	24,979	20,979	19.1	211,686
	Total	1,305,167	1,212,207	7.7	11,060,737

		2007	2006	% change 2007/2006
Number of employees	Japan	8,629	9,160	(5.8)%
	Overseas	6,364	5,909	7.7
	Total	14,993	15,069	(0.5)
Input energies		7,277million MJ	7,651million MJ	(4.9)%
CO_2 emissions		460K tons-CO_2	487K tons-CO_2	(5.5)
Input water resources		10,069K m^3	10,905K m^3	(7.7)

Net Sales of International Strategic Products



(¥Billion)
500
250
0
* Includes sales of equity method affiliates.
184.8
400.7
209.9
337.0
'04 '05 '06
'04 '05 '06
'04 '05 '06
'04 '05 '06 FY
Leuprorelin
Lansoprazole
Candesartan
Pioglitazone

Number of Employees



(Numbers)
18,000
12,000
6,000
0
14,993
6,364
8,629
'02 '03 '04 '05 '06 FY
Overseas
Domestic

Proportion of Shareholders



Securities companies 3.0%
Other corporations 4.1%
Takeda Pharmaceutical Co., Ltd. 3.4%
Individuals and others 16.2%

Number of shareholders: 112,113

We have been striving to realize our corporate philosophy:
"Takeda-ism," aiming to become
a "world-class pharmaceutical company with Japanese origin."



Chairman
Kunio Takeda

President
Yasuchika Hasegawa

SUMMARY OF ACCOMPLISHMENTS IN FISCAL 2006

ACHIEVING A RECORD HIGH IN NET SALES, OPERATING INCOME AND CURRENT NET INCOME

Net sales in fiscal 2006, which was the first year of the 2006-2010 Medium-Term Management Plan, reached ¥1.3052 trillion (a 7.7 percent increase over the previous year). Net sales of the pharmaceutical business reached ¥1.2028 trillion (an 11.9 percent increase over the previous year), which resulted in an increase of its ratio to total sales up to 92.2 percent from 88.6 percent in the previous year, achieving to reach over 90 percent for the first time. Net sales of the ethical drug business have also increased to achieve ¥ 1.1441 trillion (a 12.3 percent increase over the previous year).

Domestic net sales of ethical drugs reached ¥514.9 billion (a 4.3 percent increase over the previous year). In addition to the significant increase in sales of anti-diabetic drug, *Actos* (generic name: pioglitazone hydrochloride), our core products, including anti-hypertension drug, *Blopress* (generic name: candesartan cilexetil), the drug for treatment of peptic ulcer, *Takepron* (generic name: lansoprazole) and the drug for treatment of prostate cancer and endometriosis, *Leuplin* (generic name: leuprorelin acetate) also showed steady growth.

Net sales of ethical drugs overseas achieved ¥629.1 billion (a 19.7 percent increase over the previous year). In the North American market, net sales of *Actos* continued to expand remarkably while an insomnia medication, *Rozerem*, and *Amitiza*, a treatment for chronic idiopathic constipation launched in April 2006 contributed to the sales performance. In the European market, sales of lansoprazole declined due to the patents expiry and subsequent penetration of generic versions; however, other core products such as *Actos* performed well.

In August 2006, Takeda Pharmaceuticals Europe Limited (TPEU), which plays the role as the umbrella organization in charge of European sales and marketing, was established in the U.K., aiming to further strengthen pan-European sales and operating function.

With continuously increasing investments made toward enhancement of the research and development pipeline, research and development costs reached ¥193.3 billion (a 13.9 percent increase over the previous year). In addition, sales administrative expenses also increased due to the expenses incurred for enhancing promotional activities related to new products, including *Rozerem* at Takeda Pharmaceuticals North America, Inc. (TPNA), however, this increase in costs was absorbed by an increase in gross profit driven by revenue growth, and operating income achieved ¥458.5 billion (a 13.8 percent increase over the previous year).

Equity method income increased by ¥12 billion since the previous year thanks to the contribution by TAP Pharmaceutical Products Inc. (TAP), a U.S. equity method affiliate company, while there was an increase in interest income caused by rising interest rates in the U.S.A. as well as extraordinary profit increased by ¥7.8 billion from the previous year and absorbing the additional tax based on the notice of correction in accordance with the rules on transfer pricing, with current net income having achieved ¥335.8 billion (a 7.2 percent increase over the previous year), as a result.

As for the return to our shareholders, Takeda is planning to conduct a share buyback flexibly in order to improve capital efficiency and promote expeditious financial strategies, alongside our basic policy to maintain a stable increase of the dividend payout ratio. Regarding dividend, Takeda has set a goal of gradually increasing the payout ratio to approximately 45% in fiscal 2010, the last year of the 2006-2010 Medium-Term Management Plan. In fiscal 2006, the dividend payout ratio is set at 33.2 percent, whereby the dividend per share is ¥128, an increase of ¥22 over the previous year. The outlook of the dividend for fiscal 2007 is ¥160 per share. On the other hand, the total amount of share buyback conducted during fiscal 2006 was ¥213.5 billion.

OUTLOOK FOR FISCAL 2007

AIMING FOR FURTHER INCREASES IN BOTH SALES AND PROFIT

Regarding fiscal 2007, our financial targets are; net sales of ¥1.39 trillion (a 6.5 percent increase over the previous year), an operating income of ¥470 billion (a 2.5 percent increase over the previous year) and a current net income of ¥380 billion (a 13.2 percent increase over the previous year). As for net sales, we expect the growth in sales of core products, both at home and abroad. As for the operating income, research and development costs are expected to increase, due to the factors including research costs incurred at former Paradigm Therapeutics Limited (currently Takeda Cambridge Ltd. and Takeda Singapore Pte Ltd.) which newly joined the Takeda group; however, it is expected that the increase in gross profit on sales absorb such increased research costs. The net income is expected to increase by ¥44.2 billion as compared to fiscal 2006, in which there was an impact of additional tax of ¥57.1 billion, and there is gain resulting from the transfer of stock of Wyeth K.K. and Takeda-Kirin Foods Corporation in fiscal 2007.



POSITIONING OF FISCAL 2007

TOWARD START OF THE NEW GROWTH STAGE

Takeda started the five-year plan of the 2006-2010 Medium-Term Management Plan toward becoming a "world-class pharmaceutical company with Japanese origin" last year, and has been working toward enhancing the presence in the three regions (Japan, U.S. and Europe), as well as, allowing us to foresee the goal toward sales of in-house ethical products of ¥2 trillion in fiscal 2015, with collective efforts.

Takeda positions fiscal 2007 as an extremely pivotal year to pave the way toward growth after fiscal 2010. Aiming to further strengthen the R&D pipeline, which will be the source of future growth, we will conduct investment to the intensive extent, while enhancing the global management structure that supports our expanding business operation, as well as human resources.

Takeda is determined to accomplish the 2006-2010 Medium-Term Management Plan by overcoming any potential difficulties, while sharing an awareness of importance of this year toward start of the new growth stage among all employees.

FISCAL 2007 MANAGEMENT TASKS

IMPLEMENTING OUR BUSINESS OPERATIONS BASED ON THE THREE MANAGEMENT TASKS

The fiscal 2007 three "management tasks" are as follows:

(1) Enhancement of the R&D pipeline

(2) Strengthening the global management structure

(3) Improvement of the human resources pipeline

(1) Enhancement of the R&D pipeline through;

1. In-house R&D activities
2. In-licensing and alliance activities
3. Product life-cycle management

Aiming to ensure accomplishment of the goal targeting sales of in-house ethical products of ¥2 trillion in fiscal 2015, Takeda is promoting the enhancement of the R&D pipeline through the aforementioned three strategies.

As for the in-house R&D activities, we are focusing on developing

2006-2010 Medium-Term Management Plan Business Goal in Fiscal 2010

Enhancement of the R&D pipeline, toward targeted sales of in-house ethical products of ¥2 trillion in fiscal 2015

	Achievements in fiscal 2006	Goal in fiscal 2010
Net sales of in-house ethical products*	¥1.2541 trillion	¥1.4 trillion
R&D expenses	¥189.5 billion 16.5 percent of net sales in ethical products	Investment of up to 20 percent of the sales of in-house ethical products
EPS (Earnings per share) (Excluding extraordinary gains and losses)	¥356.2 (8.1 percent increase)	More than a 7 percent increase per year on average
ROE (Return on equity)	14.1 percent	Maintenance of the level in fiscal 2005 (14.4 percent)

* Including sales of equity method affiliates/subsidiaries

potential new drugs to be launched onto the market by fiscal 2015, through a "TIKARAKOBU" strategy, which is a concept where management resources are concentrated into prioritized projects while diversifying the potential risk of back drop of research projects.

In addition, regarding the in-licensing and alliance activities, which complement in-house research activities, we have been strategically pursuing the those in research stage and the fundamental technologies, as well as focusing on the acquisition of the R&D pipeline at the late-stage of the development phase.

Furthermore, Takeda has been promoting maximization of the added value of products even for the projects in the clinical development stage, in addition to the existing products, as product life cycle management.

The products in the late-stage of development, namely, TAK-475, a treatment for hypercholesterolemia with novel mechanism of action, SYR-322: a treatment for diabetes:, which is expected to further enhance our diabetic franchise established by *Actos*, and TAK-390MR, a treatment for peptic ulcer which is expected as a successor of lansoprazole,- are most prioritized projects, and have notable impact on the future growth of Takeda.

The management resources for development is being concentrated into these three projects aiming for the earliest possible application for the product registration, as our countermeasures against future patent expiry of our current mainstay products.

(2) Strengthening the global management structure

1. Enhancement and expansion of the business foundation in the tri-polar markets (Japan, U.S. and Europe)
2. Improvement of the corporate governance and internal control system
3. Reinforcement of the implementation of the product strategies

Takeda will strive to strengthen and expand the business foundation in the tri-polar markets (Japan, U.S. and Europe), aiming for the successful launch and penetration into the market of aforementioned three prioritized products, TAK-475, SYR-322 and TAK-390MR.

In Japan - the home market of Takeda, we have been focusing on core products centering on *Actos* and *Blopress* to ensure our market leader position is maintained, under the marketing organization which was reformed April 2007 in order to address the ongoing review of provision of healthcare services and local healthcare provision system by the government. In the U.S.A., we are proactively implementing measures, including co-promotion with TAP Pharmaceutical Products Inc., which has established a solid network as well as expertise in the primary care physicians market, while further strengthening and expanding our own sales and marketing structure in the area of life-style related diseases with a new product launch into the market. Through these activities, we will successfully achieve growth in all three products, including *Actos*, *Rozerem* and *Amitiza*, exceeding the market growth in the pharmaceutical market.



In April 2007, the Company started the umbrella administration structure by sales and marketing subsidiaries in six countries in Europe, with the control of the Takeda Pharmaceuticals Europe Limited (TPEU). Under this management structure, we will pursue the establishment of European operations as the third pillar next to Japan and the U.S. at the earliest possible date, through the enhancement of Pan-European marketing strategies, as well as expansion of own sales channels into the countries in the region other than aforementioned six countries. As for the Asian market, we have been developing business operations centering on Southeast Asia and will aim for the growth of our current own operation in China, which has high future growth potential, and also study the feasibility of entry into India.

The tri-polar structure (Japan, U.S. and Europe) in the research function is also being implemented as a result of acquisition of former Paradigm Therapeutics Limited. In accordance with the globalization of such business operation structure, we will pursue the improvement of the Takeda group corporate governance and the internal control system, while further enhancing the operational structure in order to implement product strategies, with each function carrying out its responsibility in an integrated manner, based on distinct responsibilities by reinforcing the MPDRAP* function.

* A strategy that enables rapid decision-making by sharing information across each of our marketing, production, development, research, alliance and patent (MPDRAP) functions

(3) Improvement of the human resources pipeline

1. Nurture global leaders
2. Launch a global development program
3. Establish a group personnel system

Definitely, human resources are those that implement the two management tasks of "enhancement of the R&D pipeline" and "strengthening the global management structure." Takeda will continue to address the need to utilize and foster optimum staff, as well as formulating a system to achieve the aforementioned management tasks again this year.

In concrete, we have started a new global leader fostering program: the "Takeda Leadership Institute," involving overseas subsidiaries in April 2007, in addition to the leadership program that has been implemented in Japan.

Moreover, the Company will continue to proactively promote inter-company exchanges of personnel. Takeda will also continue to develop human resource cultivation measures, including approaches whereby training and OJT are organically inter-linked. Furthermore,

Toward the new growth stage

FISCAL 2007 Management Tasks

- Enhancement of the R&D pipeline
- Strengthening the global management structure
- Improvement of the human resources pipeline

▼

Growth toward a "World-Class Pharmaceutical Company with Japanese Origin," as based on Takeda-ism

under the circumstances of globally expanded business, we will gradually promote the establishment of the "Takeda Regional Standard" in line with the global personnel policy in each region of the U.S. and Europe, replacing the established personnel system, which has been formulated and practiced individually in each subsidiary.

DEVELOPMENT OF THE CORPORATE PHILOSOPHY

THOROUGHLY IMPLEMENTING THE TAKEDA-ISM

Takeda will open the door to challenging to start the new growth stage, promoting our operations based on the above three management tasks.

Takeda has been growing through the implementation of our corporate philosophy: Takeda-ism which commits to producing medicine through integrity (fairness, honesty and perseverance) in every corporate activity throughout the history of the company over the 220 years since its foundation.

"Establishing challenging plans, as well as thoroughly considering procedures to implement such plans to accomplish and then move into action" - a series of operations is our management policy that we have been cherishing the most. We see Fiscal 2007, the year in which Takeda is stepping toward "the new growth stage," as the very moment that our approaches have to be tested. Taking the opportunity, Takeda has revised messages regarding our corporate philosophy in order to help all employees of the Takeda group further understand its concept and ensure Takeda-ism is implemented through their daily activities. Please refer to page 10 for further details.

Takeda will continue to step up our efforts to contribute to our stakeholders, including shareholders and patients. Your continued understanding and support will be greatly appreciated.

Chairman
Kunio Takeda

President
Yasuchika Hasegawa

Our Corporate Philosophy, including Takeda-ism, is the origin of our corporate activities.


Corporate Philosophy
TAKEDA-ISM
MISSION
VALUES
TAKEDA-ISM
Our Stakeholders
Medical Professions
Patients
Suppliers
Shareholders and Investors
Employees
Society
Environment

TAKEDA-ISM

Integrity = Fairness, Honesty and Perseverance

We, the members of the Takeda Group, pledge to act with integrity at all times, especially when facing difficulties or challenges. "Integrity" refers to our compliance with the highest ethical standards, our fairness and honesty in conducting every activity, and our perseverance in pursuing the ideal forms for our operations and management. Through the demonstration of these qualities, we show our commitment to building trust and confidence in all the people around us, and our determination to continue to expand the business. These empower our progress in our global endeavors to fulfill our mission to "strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

MISSION

The Management Mission represents the purpose of presence, social mission and domain identity of the Takeda group.

We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

VISION

The Management Vision represents the Takeda group's stance toward the goal with a long-term perspective, based on our management mission.

- A multinational company, driven by research and development, which leads the world through its unique strengths
- A company with highly integrated global operations
- A company that meets the needs of people around the world through superior products and services
- A company that grows together with its shareholders and other stakeholders, while gaining its recognition as a good corporate citizen
- An energetic company that attracts and retains well-qualified personnel from all over the world

VALUES

The Corporate Values represent the beliefs and principles that every single Takeda group employee will put into practice in order to realize the management mission.

Ethics: We dedicate ourselves to the highest ethical standards.

Challenge: We discover new potential, making the most of our ingenuity.

Progress: We pursue individual growth, always pushing ourselves further.

Teamwork: We act as a team, developing ties of mutual trust and respect.

Steadfastness: We seek what matters, embracing a single, steady approach.

Relationship with Our Stakeholders

Takeda's business activities are supported by various stakeholders. Through the pharmaceutical business, Takeda has established a good trusting relationship with "medical professions" and responds to the expectations of "shareholders and investors" by engaging in business activities to help as many "patients" as possible remain healthy with Takeda's pharmaceutical products. In addition, it is also important to maintain a work environment where "employees" of the Takeda group, conforming to Takeda-ism, can work with pride as Takeda group members, as well as our partnership with "suppliers" to create superior drugs. Furthermore, Takeda will also tackle issues of "environment" to preserve the health of the globe as well as remaining continually aware of the approaches and global issues of "society" to be prioritized. (For more information, please see page 36.)

Corporate Governance

FUNDAMENTAL POLICY

Based on the Mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," Takeda strives to establish a management framework befitting a "world-class pharmaceutical company with Japanese origin," which operates business worldwide. We, therefore, strengthen internal control, including thorough compliance, as well as promoting the establishment of a system allowing the creation of a healthy and transparent environment for quick decision-making, while clarifying the responsibilities and authority systems of the whole group.

MANAGEMENT STRUCTURE

The Chairman of the Board sets the basic policy of the Takeda group, as well as overseeing management from the position of a shareholder, and engages in decision-making as a company, while the President is responsible for the overall execution of business operations and management, based on the basic policies of the Takeda group. In addition, the Executive Committee hosted by the Chairman of the Board deliberates business strategies as well as material management issues. The Operations Committee hosted by the President deliberates important issues in terms of the execution of business, including reporting issues to the board of directors, to engage in discussions and implement coordination among corporate divisions.

We position the board of directors as an organization playing the role of a decision-making body, as well as one which observes and oversees business operations as its basic function. The board of directors consists of seven directors and where resolutions and reporting on important matters regarding management are conducted by holding a board meeting on a once-a-month basis.

As for the business execution, Takeda considers it possible to establish a quick and effective business operation system that we target, by constituting an organization centering on human resources, with considerable knowledge of the pharmaceutical business and in-house circumstances. For this reason, we have not appointed external directors.

AUDITING SYSTEM

The organizational form is a company with auditing officers. As for improving the transparency of management by utilizing human resources from outside the company, we consider that the objectivity and impartiality of the management observation function have been successfully secured through audit by three external auditors (out of four auditors in total) and fully functioning.

Deloitte Touche Tohmatsu was serving as accounting auditor; however, due to the termination of a term, taking into consideration their auditing period, we have newly appointed KPMG AZSA & Co. as the accounting auditor.

Corporate Governance Structure


General Meeting of Shareholders
Reporting
Appointment/Removal of members
Reporting
Appointment/Removal of members
Appointment/
Removal of members/
Board of Directors
Audits
Board of Auditors
Reporting
Accounting Audit
Discussion/Reporting
Appointment/Removal
and Supervision of members
Chairman of the Board
President
Instruction
Reporting
Auditing Department
Environment and
Safety Department
Executive Committee
Operations Committee
Internal audit
Discussion/Reporting
Instruction of execution/Supervision
Heads of each Unit and Presidents of the Group Companies

Compliance

Takeda strives to promote group-wide compliance, as well as the establishment and enhancement of the Takeda group's risk management structure.

In order to fulfill social expectations as well as achieving recognition of its existence value, Takeda continues to be committed to operating its business in accordance with its own highest moralities and ethical standards by practicing Takeda-ism, as well as complying with applicable laws by all members of the Takeda group.

TAKEDA COMPLIANCE PROGRAM FOR GLOBALIZATION

To ensure all executives and employees would comply with domestic and foreign laws and business ethics, Takeda started the "Takeda Code of Compliance Program for Globalization" in April 1999, and revised the program in June 1, 2002. In accordance with this program, Takeda established the "Takeda Code of Compliance Standards" as standards of conduct to which executives and employees must adhere, and have made progress in promoting company-wide compliance by designating the General Manager of the Legal Department as the "Compliance Officer" and organizing the "Compliance Promotion Committee" and "Compliance Secretariat" respectively.



COMPLIANCE PROGRAM IN EACH DIVISION

In each division, the Compliance Enforcer, led by the head of the unit, together with the Compliance Sub-Enforcer and the Area Compliance Enforcer, prepares the "Annual Compliance Education Plan" and ensures their staff receives the required training and instruction in order to practice compliance. The results of compliance initiatives each fiscal year are reported to the Compliance Officer in writing, in the form of a "Compliance Assessment Report" and subsequently reviewed by the Compliance Promotion Committee to ensure feedback is reflected in company-wide planning for the following fiscal year.

"VOICE OF TAKEDA" SYSTEM

The "Voice of Takeda" system was established to collect information in the form of questions, reports and proposals from employees in respect to compliance, which are then reflected in compliance practice, as well as contributing to safeguard for those who disclose information in the public interest. The Compliance Secretariat appropriately handles and utilizes the information sent through the electronic mailing system, interoffice mailing system and any other means to promote compliance activities. For example, issues to be improved are reported to the relevant divisions for corrective actions.

PROMOTION OF COMPLIANCE IN DOMESTIC AND OVERSEAS AFFILIATE COMPANIES

The Compliance Secretariat enhances the Compliance Program for Globalization in the domestic and overseas affiliate companies in a direct manner or through collaborative efforts with each division, in charge of relevant affiliate companies. In addition, the Takeda Compliance Officer holds periodic meetings to exchange information with personnel in charge of compliance in the affiliate companies.

PROTECTION OF PERSONAL INFORMATION

Takeda developed a system that ensures compliance with the "Personal Information Protection Rules" that were established and enforced in January 2005. This system was designed to respond appropriately to the Personal Information Protection Law as well as proper handling of personal information. The "Policy of Personal Information Protection" which was established in view of the importance of personal information protection is available on the Takeda web site.

PROMOTION OF COMPLIANCE IN RESEARCH

Takeda engages in research activities in compliance with relevant laws, such as the Pharmaceutical Law, as well as in-house regulations, in order to develop superior pharmaceutical products.

In the practice of experiments using animals, we observe laws and regulations, including the "law on animal protection and management," as well as respecting animal life and consider replacing medical research using animals with that without animals. Even when using animals, we try to minimize the number of animals used in the experiment and consider how to avoid inflicting suffering to the maximum possible extent.

In addition, we also take all possible measures to tackle the impact on the environment as well as researchers, when dealing with biohazards and chemical hazards.

ENHANCEMENT OF THE TAKEDA GROUP'S RISK MANAGEMENT STRUCTURE

As part of the corporate governance of the Takeda group, preventing and precisely responding to emergency situations are important, and Takeda considers that it is necessary to establish and enhance a risk management structure, along with the fulfillment of internal controls, such as a group-wide audit, as well as promotion of compliance.
On the risk management, responses in the manner of fairness and integrity are important for personal and economic safety in the view point of responsibility toward stakeholders, such as shareholders, customers, suppliers, employees, community and society.
As part of such efforts, Takeda addresses the establishment of a Business Continuity Plan (BCP) in order to prevent the interruption of business activities or, even if shut down, to restart the activities at the earliest opportunity, in the event of any accident or disaster.

CRISIS MANAGEMENT GUIDELINES

In accordance with "Takeda Group Crisis Management Guidelines," which is to clarify and share basic policies, rules and standards for crisis management, Takeda strives to ensure that all possible preventive measures are taken to avoid potential crises. In addition, in line with the guidelines, Takeda has established a structure and scheme in order to respond to crises in an appropriate manner, aiming to minimize personal, financial and social damage in the event of a crisis.

SCOPE OF CRISES IN THE GUIDELINES

- Serious damage is caused to company assets, management or business activities.
- The life, safety of body or personal rights of the management or employees is endangered by an incident or accident.
- The reputation of the Company or the confidence in a brand is seriously damaged.
- Shareholders, customers, business partners or the public are seriously affected.

Positioning of the Crisis Management Guideline and Cooperation with Affiliates


Takeda
Each group company
Takeda Group Crisis Management Guideline
(common guideline)
Establishing a crisis management system that is appropriate to the circumstances of each group company
Takeda Pharmaceutical Crisis Management Rules
Affiliate A
Affiliate B
Affiliate C
To be referred to by affiliates
Guideline for Implementing Crisis Management Rules, etc.
Responsible person for Crisis Management
(in each organizational unit)
Cooperation and consultation in crisis management
Crisis Management Committee and Office

COOPERATION WITH THE GROUP COMPANIES

Each division of Takeda and its group company is responsible for establishing and implementing its own crisis management system, to take preventive measures and to take the appropriate action in the event of a crisis. In the case of crisis that may affect the entire group, we maintain mutual cooperation while grasping the information and situation in a unified manner at the Crisis Management Committee, in which the Corporate Communications Department of Takeda Pharmaceutical Company Limited is situated as an office to conduct reporting for top management as well as instructions for countermeasures, and follow-ups for each division and group company.

Intellectual Property

Takeda is promoting strategic "intellectual property" activities in order to contribute to society by continuously providing superior pharmaceutical products.

STRATEGIC INTELLECTUAL PROPERTY ACTIVITIES

Pharmaceutical products are known for the lengthy period required from drug discovery to the filing for approval, which may take a dozen years or so, as well as the very low success ratio of all through the processes upto commercialization. In addition, there is usually only one basic patent that covers one pharmaceutical product, while remarkable amount of licensing fee is necessary when licensing in a product from the outside party. Moreover, the patent situation can be a key determining factor during the discussion on the feasibility study of individual product. At the pharmaceutical business, which requires enormous investment in research and development, it is necessary to make effective use of intellectual property rights, which influence business earnings. Takeda continues to develop strategic intellectual property activities, based on the concepts of "patent is the core of the company," and "protection and information management of intellectual property rights are the two key elements for our intellectual property strategy."

The Image of the Intellectual Property Global Management System 2010


R&D in Europe
European Intellectual Property Center
R&D in the U.S.A.
U.S. Intellectual Property Center
On-site identification of invention, early application for patents and early acquisition of intellectual property rights in 2005
Europe
U.S.A.
Headquarters Japan
China (Asia) Intellectual Property Center

THE GLOBAL INTELLECTUAL PROPERTY FRAMEWORK INTEGRATED WITH THE CORPORATE BUSINESS STRATEGY

Takeda has established a framework in which the intellectual property function seamlessly integrates and coordinates with each function of research, development, production, marketing and alliance. Under such a framework, the Company promotes intellectual property activities centering on the efficient and accurate management of intellectual property information, strategic application for patents, trademark strategy, measures to counter the rights of other companies and efficient utilization of own intellectual property rights when participating in the decision-making of the pharmaceutical business as a whole, while integrating with R&D strategies as well as coordinating production and marketing strategies. With the aim of becoming a "world-class pharmaceutical company with Japanese origin," Takeda has established Intellectual Property Centers in the U.S.A. (Chicago and San Diego) and Europe (London), which account for nearly 50 percent and 30 percent respectively of the global pharmaceutical market. Based in tri-polar IP centers including the one in Japan, Takeda flexibly promotes countermeasures against competitors and generic manufacturers from a global perspective via "Prevention," "Attack" and "Protection" tactics. Takeda owned 2,988 patent rights as of the end of FY 2006, 92 percent of which were obtained outside Japan.

Intellectual Property Strategy at Takdea


Corporate Business Strategy
Intellectual Property Strategy
Integration
Coordination
Each Function of Research, Development, Production, Marketing and Alliance

POTENTIAL RISKS REGARDING INTELLECTUAL PROPERTY RIGHTS

In the case of violation of our intellectual property rights, there is a possibility of losing expected earnings. Takeda thus places strict controls on intellectual property rights, including patent rights, while constantly monitoring the potential for such third party infringement of our intellectual property rights. In addition, we are promoting our activities respecting the intellectual property rights of a third party through the implementation of sufficient investigations from the stages of research and development, in order to avoid the possibility of our products infringing any of their intellectual property rights.

Due to the arrival of generic drugs following the expiration of the patent of competitive products, as well as an application to switch prescription drugs into OTC status, the competitive environment has become very severe, both at home and abroad, especially in the U.S.A. In response, we are continuing efforts, including the addition of new efficacy and changing drug forms, etc. to extend the product life cycle.

ECONOMIC EFFICIENCY BY INTRODUCING THE COST PRINCIPLE

Takeda recognizes the importance of "the consciousness toward the cost-performance by each employee engaged in intellectual property function." Consequently, the Company strives to improve cost performance by implementing the objective evaluation scheme of economic efficiency and productivity of intellectual property activities. In addition, Takeda strives to maximize royalty income by proactively utilizing its intellectual property rights, as well as enhancing patent protection of own products and granting licenses to third parties. The royalty income reached ¥52.5 billion in fiscal 2006, which represented steady performance.

Changes in the royalty income


(¥Billion)
60
52.5
40
20
0
'02
'03
'04
'05
'06
FY

PERFORMANCE-BASED REMUNERATION FOR EMPLOYEE INVENTORS

In 1998, Takeda implemented a performance-based remuneration system, the first of its kind in the Japanese pharmaceutical industry. Under this system, an employee, who has made inventions contributing to successful launch of a product with remarkable impact on the company performance, is rewarded based on the world-wide sales amount. The system was revised in fiscal 2004 to remove the ceiling amount for such remuneration (¥30,000,000) and to become retroactively applicable as far as ten years. Additionally, the Company stipulated that it would provide separate rewards to assistants of inventors for their considerable contribution to the process of an invention.

In fiscal 2006, performance-based remuneration totaled ¥99.38 million for the inventions related to "manidipine hydrochloride" and "voglibose," and others.

FOR THE SAKE OF VALUABLE RIGHTS SUPPORTING DRUG DISCOVERY

To further develop research and development in the field of life science, Takeda considers it important to promote an intellectual property system in accordance with industrial policy, as well as a balance between the protection of an invention and utilization of the rights. In order to achieve this goal, Takeda is promoting positive cooperation and consultation with relevant ministries and agencies, including government, as well as relevant organizations. Furthermore, we also address the challenges related to intellectual property at a global level, together with other organizations, including the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA).



Contribution to Society through

Pharmaceutical Business

Based on Takeda-ism

Continuing to challenge toward "developing superior pharmaceutical products," - this is Takeda's commitment to be accomplished for the sake of people worldwide.
In this section, we would like to report Takeda's "current" approaches based on Takeda-ism, from a broad standpoint of the "future" of the global pharmaceutical market.


Relationship with Society
Relationship with Suppliers
Contribution through Pharmaceutical Business
Relationship with Employees
Relationship with Environment

Takeda will continue to advance its unique steps toward the accomplishment of our goal from a long-term perspective within the pharmaceutical industry, where the trend of international standardization is progressively underway.

THE TRENDS IN THE "INTERNATIONAL STANDARDIZATION" OF DRUG DEVELOPMENT

Pharmaceutical products can be classified into two categories - "consumer healthcare drugs & quasi-drugs," and "ethical drugs" which require prescriptions. In Japan, the total pharmaceutical market size in fiscal 2005 was ¥10.2606 trillion, of which ¥8.2294 trillion (including ¥1.6186 trillion - net sales exported to overseas) accounted for ethical drugs*. The development of new ethical drugs requires lengthy periods of time, taking a dozen years and enormous cost; therefore, the ratio of R&D cost to proceeds of sales is one of the highest among all the industries. In addition, due to the difference of approval system in each country, the required data for submission for approval have not been identical even for the same new drug, which has been a sort of obstacle for efficient drug development processes.

In the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH), which started in 1991, a variety of discussions got underway, aiming to accelerate the procedures of new drug development and in 1998, a guideline "Ethnic factors in the acceptability of foreign clinical data" was issued. Since then, ICH discussions have continued and the "international standardization" of new drug development has been further accelerated.

In response to this trend known as the international standardization of pharmaceutical products (the pharmaceutical Big Bang), Takeda has been striving to develop the R&D and marketing functions of the tri-polar structure (Japan, U.S. and Europe) from the early stages, and our remarkable growth in the U.S. market is due to such initiatives, being a spearhead of the Takeda group now.

* Source: "Pharmaceutical Industry Survey" by the Ministry of Health, Labour and Welfare

Net Sales of the Global Pharmaceutical Market in 2006

Data: IMS World Review 2007


Other regions
$85.8 billion
(14.2%)
North America
$289.9 billion
(47.9%)
Japan
$56.7 billion
(9.4%)
$605.1 billion
Europe
$172.8 billion
(28.5%)

CHANGE IN THE GLOBAL PHARMACEUTICAL MARKET AND TAKEDA

The size of global pharmaceutical market in 2006 reached $605.1 billion, doubling in the past decade. Although Japan maintains the world's second-largest market in the industry next to the U.S., the share of the Japanese pharmaceutical market fell to 9.4 percent, around half as much as previously, due to the constant drug price revision, while the U.S. market share increased to nearly 50 percent. Under such circumstances, Takeda has successfully accomplished sustainable growth by focusing our operations in the Japanese and fast-growing U.S. market, thanks to the four international strategic products (brand names in Japan: *Leuplin*, *Takepron*, *Blopress* and *Actos*), which are the fruits of our predecessors' efforts.

Takeda will continue to lead the innovation of both Japanese and global industry, based on long-term strategies and targeting growth toward a "world-class pharmaceutical company with Japanese origin."

Trends of the International Standardization of Pharmaceutical Products (Pharmaceutical Big Bang)


1991
Launch of the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH)
1998
A guideline "Ethnic factors in the acceptability of foreign clinical data" was issued.
2000
The ICH Guideline M4, The Common Technical Document (CTD) which provides a harmonised format and content for new product applications was issued.
1990
2000
Future
2005 The market launch of ramelteon for the treatment of insomnia (U.S.A.)
1999 The market launch of pioglitazone hydrochloride for the treatment of diabetes (Japan and U.S.A.)
1997 The market launch of candesartan cilexetil for the treatment of hypertension (Europe)
1991 The market launch of lansoprazole for the treatment of gastric ulcers (Europe)
1989 The market launch of leuprorelin acetate (1 month depot) for the treatment of prostate cancer, endometriosis (U.S.A.)

Trends of Takeda's New Drug Development

The Special Feature in the U.S. Business Operation

The growth of Takeda in the U.S. market is a symbol of our challenges, striving to be a "world-class pharmaceutical company with Japanese origin."


● TPNA (marketing)
Takeda Pharmaceuticals North America, Inc.
● TSD (research)
Takeda San Diego, Inc.
● TGRD (development)
Takeda Global Research & Development Center Inc.
○ TRI (venture capital)
Takeda Research Investment, Inc.

The U.S. market is the largest in the world, with around half of the share in the global pharmaceutical market. Although its pace of growth is slowing compared to the double-digit growth in the past, we see it as a promising market for continued sustainable growth in future due to the stable population growth and aging of the general population. It may be no exaggeration to say that Takeda's global growth would not be possible without its success in the U.S. market.

Takeda has four functions in the U.S. market - a venture capital function: Takeda Research Investment, Inc. (TRI), a research function: Takeda San Diego, Inc. (TSD), a development function: Takeda Global Research & Development Center Inc. (TGRD) and a marketing function: Takeda Pharmaceuticals North America, Inc. (TPNA). Takeda always perseveres in its efforts, aiming to develop "superior pharmaceutical products" in order to provide them, at the earliest possible date, to medical professionals and patients around the world. Takeda's Mission is to "strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products." In this report, we introduce each of these functions in the U.S. market, which we see as key for our operations.

Continue to grow by providing products to meet patient needs.

Takeda Pharmaceuticals North America, Inc. (TPNA)

Since its establishment in 1998, TPNA has achieved remarkable growth in a short time to such an extent that it is now counted as one of the fastest growing pharmaceutical companies in the United States. Currently, TPNA is ranked as the 21st largest pharmaceutical company in the U.S. Net sales in fiscal 2006 reached $2,617 million, a 40 percent increase over the previous year. With such solid and sustainable growth, we expect to be ranked in the top 20 in fiscal 2007.

The main success factor for TPNA is offering differentiated products in areas of high unmet patient need. In fiscal 2006, TPNA took significant steps forward as a pharmaceutical company with a highly attractive product portfolio. As for *Actos* (pioglitazone hydrochloride), an oral treatment for diabetes which is the company's flagship product, we have succeeded in launching several types of fixed combination products for patient convenience. In addition, TPNA launched *Rozerem* (ramelteon) for the treatment of insomnia, in 2005. *Rozerem* has a unique mechanism of action compared to existing products and provides a novel option for patients suffering from insomnia. Furthermore, in 2006, we launched *Amitiza* (lubiprostone) for the treatment of chronic idiopathic constipation. *Amitiza* was discovered and developed by Sucampo Pharmaceuticals, Inc. (U.S.A.) and is jointly marketed by Sucampo and TPNA.

Changes in sales in TPNA


($ Million)
3,000
2,617
2,000
1,000
0
'02
03
'04
'05
'06
FY

TPNA Progress in The United States



Mark Booth, President of TPNA

TPNA has accomplished rapid growth due to various factors, including differentiated products that treat unmet patient needs and close coordination with all the Takeda group companies.

In addition, TPNA realizes that a key to future success is hiring and retaining talented employees. According to an employee survey conducted in 2006, results showed an extremely high level of satisfaction compared to industry norms. The survey showed that TPNA employees are content with the company and proud to work at Takeda, as well as being confident in its future. This positive attitude is a key to success and a source of our high growth potential in future.

In October 2006, TPNA and TGRD celebrated the grand opening of their new Home Office in Deerfield, Illinois, covering 380,000 square feet and with workforce capacity of more than 1,100 employees. The new corporate campus achieved LEED* Gold environmental certification in May 2007, representing an environmentally and employee friendly design that meets the environmental standards set by the U.S. Green Building Council. This new Home Office is a symbol of our continued dynamic growth in the U.S.

*The LEED (Leadership in Energy and Environmental Design) Green Building Rating System is the nationally accepted benchmark for evaluating sustainable sites, water efficiency, energy and atmosphere efficiency, material and resource selection and indoor environmental quality.



New TPNA corporate campus
(Deerfield, Illinois)

082-35071

We will continue to enhance our bases in the U.S.A., as part of efforts toward establishing a "global R&D structure," leading the future of "drug discovery."

Takeda San Diego, Inc. (TSD)

In 2005, TSD joined the Takeda group as its first overseas research base and has since been successful in solving numerous protein structures, including world's firsts, using its state-of-the-art high-throughput protein crystallography technology. Moreover, in research projects of lifestyle-related diseases and cancer, TSD itself is engaged in creating new candidate compounds as an IND*1 engine, as well as contributing to the compound design in other Takeda research centers by structure analysis of target proteins.

SYR-322 is a DPP-4 (dipeptidyl peptidase-4) inhibitor created by TSD, which is currently in the phase Ⅲ clinical development in Europe and the U.S., and in the phase Ⅱ clinical development in Japan. This compound is an oral antidiabetic medication that inhibits DPP-4 - an enzyme degrading glucagon-like peptide-1 (GLP-1), which is a hormone that stimulates insulin secretion. DPP-4 inhibitors are expected as novel pharmaceutical agent for the treatment of diabetes, effective in maintaining the level of GLP-1 in blood by inhibiting DDP-4.

San Diego, where TSD is located, has a number of outstanding research institutes, including The Scripps Research Institute, University of California, San Diego, and is known as one of the U.S. bio-clusters*2, where cutting-edge scientific and technical knowledge as well as data are abundantly accumulated, along with Boston and San Francisco. Under such circumstances, TSD is gathering such knowledge and data timely and contributing to developing superior pharmaceutical products, while closely cooperating with Takeda Global Research & Development Center Inc. (TGRD) and Takeda Research Investment, Inc. (TRI).

*1 IND (Investigational New Drug Application): Submission to the U.S. Food and Drug Administration (FDA) in order to conduct clinical trials on a new drug (candidates)

*2 An area where organizations involved in bioindustry, including universities, research institutes, venture and pharmaceutical companies, are geographically concentrated



A photo image of a protein crystal



An image diagram of
a compound-enzyme bounding

Progress in
The United States

TSD



Takeda Global Research & Development Center Inc. (TGRD)

Takeda is accelerating the progress of the development of our products and its subsequent launch onto the market in three regions (Japan, U.S., Europe) by enhancing the development system and functions on a global level, and aiming to develop superior pharmaceutical products. TGRD, based in Chicago, is playing an important role as one of its drivers. In 2004, the development functions in Europe were integrated into TGRD in order to establish a system to conduct clinical trials and applications for approval with the U.S. and European R&D functions under a close cooperative framework.

TGRD reached important milestones in 2006, namely the approval of *Duetact* and *Tandemact* (*Actos* and sulfonylurea (SU) fixed dose combination drugs for diabetes) in the U.S. and Europe respectively. In addition, phase Ⅲ clinical trials for TAK-475 and SYR-322 have been conducted toward completion.

Aiming to realize maximum added value for our products, the further promotion of the global development structure, as well as the enhancement of the R&D pipeline, cooperation between TGRD and all other organizations of the Takeda group will become increasingly important in future. In 2006, Takeda appointed Dr. Mehmood Khan, who has well recognized clinical experience as a physician specialized in endocrinology including diabetes, as a TGRD president. At TGRD, more than 200 scientists have been continually devoting efforts to develop superior pharmaceutical products, using cutting-edge scientific technologies and tying up with universities and bioventure companies, etc.



Mehmood Khan
President of TGRD

TGRD

Progress in The United States

Takeda Research Investment, Inc. (TRI)

TRI plays the role of discovering superior bioventure companies and investing into them in order to in-license targets for drug discovery, seed/lead compounds and cutting-edge technologies, as well as promoting joint research programs with Takeda's research function.



Graeme Martin
President of TRI

The main focus of TRI is on lifestyle-related, oncology and central nervous system diseases. It is essential for a venture capital to have channels capable of accessing useful information in order to success in its business. TRI has the great advantage of being able to work within the network of bioventures, venture capitals and university technology licensing organizations (TLO) in the U.S. and Europe. San Francisco where TRI is located has a number of outstanding research institutes, including Stanford University and University of California, and many bioventures and considerable venture capitals, forming a bio-cluster in the U.S. TRI has been proactively conducting its activities in order to discover potentials to become "superior pharmaceuticals" as the "eyes and ears of Takeda," based in the Bay Area.

TRI

Progress in The United States

We will accelerate R&D for next-generation core products, by further enhancing our new drug research and development capacity.

Takeda has been engaged in achieving our goal to launch five new products onto the market during the five years from 2011 to 2015, by accelerating the challenge toward World Best Practice under the global research network.


Lifestyle-related diseases
Oncology & urological diseases
Central nervous system diseases
Gastro-enterological diseases

TIKARAKOBU RESEARCH STRATEGY AND REFORM OF THE RESEARCH SYSTEM AND STRUCTURE

Takeda positions lifestyle-related diseases, oncology and urological diseases (including gynecological disorders), central nervous system diseases (including bone and joint diseases) and gastroenterological diseases as the four core therapeutic areas and has been promoting efforts based on the Tikarakobu Research Strategy, by reestablishing research strategies geared toward achieving our goal of the 2006-2010 Medium-Term Management Plan.

The Tikarakobu Research Strategy aims to balance the "research resources concentration" and the "diversification of risk" by focusing and enriching the research themes in the strategy via the setting of drug categories which should be prioritized, and with the external environment, such as market and research trends, as well as the our strength, including the previous R&D achievements of the company, in mind.

Through this initiative, we devote all our resources to achieving the final goal of launching new products onto the market, while effectively utilizing research resources and remaining prepared for any contingency. Furthermore, as for the reform of the research system and structure, we have introduced a structure capable of making clear decisions (stage-gate meeting) after clarifying the stage-gate criteria and covering all the obstacles in order to advance research themes. In addition, we have also been strengthening the multi-IND engine structure*.

* A structure to develop new drug candidates through friendly competition with several research bases, both at home and abroad. IND stands for Investigational New Drug application, meaning submission to the U.S. Food and Drug Administration (FDA) in order to conduct clinical trials on a new drug candidate. By further extension, IND means to develop new drug candidates.

ENHANCEMENT OF THE MULTI-IND ENGINES STRUCTURE

Following Takeda San Diego, Inc. (TSD), which joined the Takeda group two years ago, Takeda has implemented the further enhancement of the multi-IND engines via the acquisition of Paradigm Therapeutics Ltd. (Cambridge, UK) and its subsidiary in Singapore and respectively



Pharmaceutical Research Div. (from left) Katsuya Sakimura, Yoshiaki Kassai, Yu Sako, Naoki Furuyama, Juran Kato and Naoto Inukai

renamed them Takeda Cambridge Limited (TCB) and Takeda Singapore Pte Limited (TSP), aiming to further enhance the multi-IND engine.

Paradigm Therapeutics Ltd. was a bioventure established by researchers of the University of Cambridge in 1999. Paradigm has already developed a promising pipeline of novel drug discovery targets and compounds in key areas including pain, CNS disorders, prostate and breast cancer, diabetes, hyperlipidemia, and obesity as core therapeutic areas; many of which are fitting with Takeda's core therapeutic areas.

Following TSD with high-throughput protein crystallography technology, affiliating TCB and TSP which have world-class target identification and validation capabilities based on genetic engineering and animal model creation technology, as well as related phenotype analysis technologies, has further facilitated the establishment of a global research network with hubs in Japan, the U.S., Europe and Asia. We aim to advance and further improve the research infrastructure in order to collect information on cutting-edge scientific technologies promptly and flexibly apply such technologies, with a view to global cooperation with ventures having an edge in the areas of antibody drugs, oncology and CNS diseases, as well as future company acquisitions.



Takeda Cambridge Limited

R&D Costs/Ratio to Net Sales in the Ethical Drug Business


(¥ Billion)
(%)
18.5%
200
150
100
50
0
16
8
0
169.5
'02
'03
'04
'05
'06
FY
R&D Costs
Ratio to Net Sales
R&D Costs
Ratio to Net Sales in Ethical Drugs

LAUNCH OF A NEW RESEARCH FACILITY IN JAPAN

In October 2006, Takeda made the decision to integrate the R&D function based in Osaka and Tsukuba, Ibaraki and launch a new R&D facility in Fujisawa, Kanagawa. Currently, we have been proceeding with further elements of the plan, with operational launch targeted for fiscal 2010. We aim to successfully conduct leading global research on drug discovery by establishing a vigorous and dynamic research structure, attractive to both in-house and external research institutes, as well as researchers, by unifying the domestic research base and launching a new research facility.

Challenge to the World Best Practice through the Global Research Network


Research base
Development base
Takeda Global Research & Development Centre (Europe) Ltd.
Japan Development Center
Takeda Global Research & Development Center, Inc.
Tsukuba Research Center
Takeda Research Investment, Inc.
Takeda Cambridge Limited
Osaka Research Center (Jyuso)
Takeda San Diego, Inc.
Takeda Singapore Pte Limited
Europe and Southeast Asia bases
•IND engine
•Lifestyle-related diseases and nerves
•Genetic engineering and creation of animal models
Global core research bases
•Research strategy management
•IND engine
•Bases for screening, pharmacodynamic study and safety assessment
U.S. bases
•IND engine
•Oncology and lifestyle-related diseases
•High-throughput crystallography technology

R&D pipeline

Pipeline represents ethical drugs under development, from the start of research to approval/launching. The development of new drugs requires considerable time - more than ten years - and enormous expense.

Clinical trials are conducted on humans for drugs for which basic research and nonclinical tests have been already completed. Through the procedures of clinical trials in Phases I, II, and III and following efficacy and safety evaluation, the pipelines are launched onto the market as new drugs after approval by the regulatory authorities.

Major Promising Pipelines as Next-generation Core Products

■Anti-hypercholesteremia drug: TAK-475

TAK-475 is a squalene synthase inhibitor, discovered by Takeda. Due to its mechanism of action, which differs from previous statin drugs, a high treatment effect is expected with a combination therapy with existing anti-hyperlipidemia drugs, including statins, in addition to the monotherapy. Currently, Phase III clinical trials of TAK-475 are underway in the U.S. and Europe, and Phase II clinical trials are ongoing in Japan.

■Anti-diabetic drug: SYR-322

SYR-322 is a promising pipeline for the treatment of diabetes, following our core product: *Actos*. SYR-322 was created by Takeda San Diego, Inc. (TSD) as a therapeutic agent for Type 2 diabetes, with a DPP-4* inhibitory action. In Europe and the U.S., clinical trials for combination therapy are underway in addition to monotherapy. Likewise, in Japan, Phase II clinical trials for SYR-322 are being conducted.

* An enzyme that degrades glucagon-like peptide-1 (GLP-1) - a hormone to stimulate the insulin secretion.

■Anti-peptic ulcer drug: TAK-390MR

TAK-390MR is positioned as a successor product to lansoprazole, one of our mainstay products. TAK-390MR is a pipeline developed based on our own formulation technologies, as an enantiomer of lansoprazole, and can maintain the effective blood concentration for longer time. It is being developed by TAP Pharmaceutical Products Inc. (TAP), which has the expertise in the development of drugs for treatment of GERD. Currently, Phase III clinical trials in the U.S. are underway while the Phase I clinical stage has been completed in Japan.

Development Code	Generic Name	Brand Name (Country/Region)
Franchise I: Lifestyle-Related Diseases		
TCV-116	Candesartan cilexetil	*Blopress* (Japan, Europe, Asia) *Amias, Kenzen*, etc. (Europe)
AD-4833	Pioglitazone hydrochloride	*Actos* (Japan, U.S.A., Europe, Asia) *Actoplus Met XR* (U.S.A.) *Competact* (Europe) *Duetact* (U.S.A.) *Tandemact* (Europe)
AO-128	Voglibose	*Basen* (Japan, Asia)
TAK-475	Not decided	
TAK-428	Not decided	
TAK-536	Not decided	
LY333531	Ruboxistaurin	
SYR-322	Not decided	
ATL-962	Cetilistat	
TAK-583	Not decided	
TAK-491	Not decided	
SYR-472	Not decided	
Franchise II: Oncology and Urological Diseases		
TAP-144-SR	Leuprorelin acetate	*Leuplin* (Japan), *Lupron Depot* (U.S.A.) *Enantone*, etc. (Europe, Asia)
EMD72000	Matuzumab	
R-851	Not decided	
AF37702	Not decided	*Hematide* (U.S.A.)
Franchise III: Central Nervous System Diseases, Bone/Joint Diseases		
TAK-375	Ramelteon	*Rozerem* (U.S.A.)
NE-58095	Risedronate	*Benet* (Japan)
Franchise IV: Gastroenterological Diseases		
AG-1749	Lansoprazole	*Takepron* (Japan, Asia), *Prevacid* (U.S.A., Asia) *Ogast, Agopton, Lansox*, etc. (Europe)
TAK-242	Not decided	
TAK-390MR	Not decided	
SPI-0211	Lubiprostone	*Amitiza* (U.S.A.)

Drug Class	Indication/Formulation	Country/Region[1]	Phase I	Phase II	Phase III	NDA Submission	NDA Approval
Angiotensin II receptor blocker	Fixed combination with diuretic	Japan					
		Europe					
	High doses	Japan					
	Outcome study, DIRECT (Diabetic REtinopathy Candesartan Trial)	Europe					
Insulin resistance-improving drug	Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease (PROactive)	U.S.A.					2007.02 *
		Europe					2007.03 *
	Delay in progression of atherosclerosis	U.S.A.					
	Combination drug of *Actos/Metformin XT*	U.S.A.				2006.03	
	Combination drug of *Actos/Metformin*	Europe					2006.07
	Combination drug of *Actos/SU*	U.S.A.					2006.07
		Europe					2007.01
	Concomitant therapy with metformin	Japan				2007.01	
	Concomitant therapy with metformin and SU	Europe					2006.10
	Concomitant therapy with insulin	Japan				2007.06	
α-glucosidase inhibitor	Impaired glucose tolerance (IGT)	Japan					
Squalene synthase inhibitor	Hyperlipidemia	Japan					
		U.S.A.					
		Europe					
Neurotrophic factor production accelerator	Diabetic neuropathy	U.S.A.					
		Europe					
Angiotensin II receptor blocker	Hypertension	Japan					
		U.S.A.					
		Europe					
PKC β inhibitor	Diabetic maculopathy	Japan					
DPP-4 inhibitor	Diabetic mellitus	Japan					
		U.S.A.					
		Europe					
Lipase inhibitor	Obesity	Japan					
Neuropathic pain-improving drug	Post-herpetic neuralgia	U.S.A.					
		Europe					
	Diabetic neuropathy	Japan					
		U.S.A.					
		Europe					
Angiotensin II receptor blocker	Hypertension	U.S.A.					
		Europe					
DPP-4 inhibitor	Diabetic mellitus	U.S.A.					
		Europe					
LH-RH agonist	6-month depot/prostate cancer	Europe (Germany, Italy, France)				2006.07/10/11	
Humanized monoclonal antibody against the human EGFR	Gastric cancer, non-small cell lung cancer, colorectal cancer	Japan					
		U.S.A.					
		Europe					
Immune response modifier	Human papillomavirus (HPV) infection	U.S.A.					
		Europe					
Synthetic, peptide-based erythoropoiesis-stimulating agent	Chronic kidney disease (CKD), cancer-related anemia	Japan					
		U.S.A.					
		Europe					
MT_1/MT_2 receptor agonist	Insomnia	Japan					
		Europe				2007.03	
	Circadian rhythm sleep disorder	U.S.A.					
	Alzheimer's sleep/wake disturbance	U.S.A.					
Bone resorption inhibitor	Once-a-week formulation	Japan					2007.04
	Paget's disease of bone	Japan				2007.07	
Proton pump inhibitor	Non-erosive reflux disease	Japan					2006.06
	Injectable formulation: Upper gastrointestinal bleeding	Japan					2006.10
	Secondary eradication of Helicobacter pylori	Japan				2006.06	
	NSAID-induced ulcer	Japan					
TLR4 signal transduction inhibitor	Severe sepsis	Japan					
		U.S.A.					
		Europe					
Proton pump inhibitor	Erosive esophagitis and non-erosive gastro-esophageal reflux disease	Japan					
		U.S.A.					
Chloride channel opener	Constipation-predominant Irritable Bowel Syndrome	U.S.A.				2006.06	

* The results from PROactive study were added into labeling.

ENHANCEMENT OF THE DEVELOPMENT SYSTEM IN THE TRI-POLAR MARKETS (JAPAN, U.S., EUROPE)

Takeda has been accelerating the development of "core products in next generation" by integrated operation for clinical trials and improved structure toward the submission for marketing and manufacturing authorization under the close collaboration among Takeda Global Research & Development Center Inc., Ltd. (TGRD) in the U.S. and Europe and the headquarters in Japan. We also have been striving for the establishment of "simultaneous submission system in three regions" through integrated clinical development operation as one of our important strategic tasks.

The Product Strategy Team (PST), which consists of cross-divisional members, including Research, Development, Marketing and other divisions, is now set up at research phase to get involved in strategic product planning from the early stage in order to promote the maximization of additional values for products.

ENHANCEMENT OF THE R&D PIPELINE THROUGH IN-LICENSING AND ALLIANCE ACTIVITIES

Takeda positions in-licensing and alliance activities as important supplemental measures to enhance the R&D pipeline, and will continue to proactively work to accomplish this goal. In order to efficiently expand our activities at a global level, we have been implementing the development of its promotional structure, including the appointment of staff exclusively in charge of alliance and in-licensing activities in Japan, the U.S. and Europe and we have successfully achieved steady results in fiscal 2006 as shown below.

Alliance Advances in In-Licensing and Alliance Activities from April 2006 Onwards

Partners	Contents
Sucampo Pharmaceuticals, Inc. (U.S.A.)	In April 2006, TPNA and Sucampo Pharmaceuticals jointly commenced the marketing of *Amitiza*, a treatment for chronic idiopathic constipation, discovered and developed by Sucampo Pharmaceuticals, in the United States.
Cephalon, Inc. (U.S.A.)	In June 2006, Cephalon, Inc. and Takeda Pharmaceuticals North America, Inc. entered into an agreement to co-promote *Provigil* tablets, an agent to promote wakefulness.
Affymax, Inc. (U.S.A.)	In June 2006, Takeda entered into a license agreement for *Hematide* for the treatment of chronic kidney disease/cancer related anemia covering overseas markets. This allowed us to acquire exclusive global development and commercialization rights for the product, together with the license agreement concluded in February 2006, for the Japanese market.
Galaxy Biotech, LLC (U.S.A.)	In July 2006, Takeda acquired an exclusive worldwide right from Galaxy to develop, manufacture and market the HuL2G7, a humanized antibody against hepatocellular growth factor related to mediate proliferation, metastasis and angiogenesis of many types of tumors.
Xenon Pharmaceuticals Inc. (Canada)	In September 2006, Takeda acquired exclusive development and marketing right for XEN401, which was discovered by Xenon and in currently in pre-clinical phase, for Japan and several Asian countries.
XOMA Ltd. (U.S.A.)	In November 2006, XOMA and Takeda entered into a research and development collaboration agreement for discovery, development and manufacture of a therapeutic monoclonal antibody, and in February 2007, expanded the number of potential therapeutic antibody programs under the said collaboration scheme.
3M (U.S.A.)	In March 2007, 3M and Takeda entered into an agreement for Takeda to acquire the all rights to R-851 from 3M which was originally developed by 3M for topical cervical high-risk human papillomavirus (HPV) infection and cervical dysplasia.
LG Life Sciences, Ltd. (Korea)	In March 2007, LG Life Sciences and Takeda executed global licensing and research collaboration agreement to discover, develop and commercialize anti-obesity drugs.
CanBas Co., Ltd. (Japan)	In March 2007, CanBas and Takeda entered into a commercialization collaboration agreement for an investigational cancer treatment compound CBP501 and its backup compounds that were discovered and being developed by CanBas.
BioWa, Inc. (U.S.A.)	In May 2007, Takeda was granted a non-exclusive right from BioWa for using BioWa's patented POTELLIGENT® Technology platform for preparing antibodies with enhanced antibody-dependent cellular cytotoxicity (ADCC).
Archemix Corp. (U.S.A.)	In June 2007, Archemix and Takeda entered into an agreement that focuses on the discovery, development and commercialization of first-in-class aptamer-based therapeutics.

We will prove worthy of users' trust with dedicated drug manufacturing, while also establishing a global production system.



FOUR BASIC POLICIES TOWARD THE ENHANCEMENT OF THE PRODUCTION SYSTEM

Takeda promotes the improvement of its production system; based on the following four policies:

1. Establishing a globally optimized production system
2. Enhancing the ability of quality control, including that of contract manufacturers, by improving its global quality assurance system
3. Strengthening the technical capabilities of bulk manufacturing process, analytical and drug formulation research & development
4. Inheriting and enhancing the production technology of domestic and overseas production plants



Takeda Pharma Ireland Limited (TPI)

DEVELOPMENT OF THE GLOBAL OPTIMUM PRODUCTION SYSTEM

Takeda is promoting the development of production bases, both at home and abroad, with the goal of "achieving sales of in-house ethical products of 2 trillion yen in fiscal 2015."

Takeda Pharma Ireland Limited (bulk pharmaceutical plant) commenced operation with the production of drug substance of *Rozerem* in April 2007. TPI will supply new products for the U.S. and European markets, along with Takeda Ireland Limited (drug formulation plant) in future. In Japan, Takeda will undertake our operations toward the smooth supply of new products into the market as well as mass production via the twin manufacturing bases of the Hikari and Osaka plants.

As for contract manufacturing, we regard it as a key element in developing the global production system in view of the cost reduction and efficient production; therefore, we will continue to strategically utilize contract manufacturers, while also maintaining and enhancing their quality assurance level through technical support.


Takeda's Production Bases
Ireland
(drug substance and drug product)
Italy
(drug product)
China
(drug product)
Japan
Indonesia
(drug product)

International Strategic Products (Ethical Drugs)

We provide superior pharmaceutical products - a crown of "Takeda-ism" to global medical professions and patients.

For prostate cancer and endometriosis

Leuprorelin Acetate



Brand names: *Leuplin* (Japan)
Lupron Depot (United States)
Enantone/Trenantone (Europe, Asia)

Drug delivery system (DDS) research has resulted in the formulation of leuprorelin acetate, an LH-RH agonist, in a sustained-release formulation for the treatment of prostate cancer, endometriosis, and others. The sustained-release injectable formulation is available of up to once every four months in the U.S. Leuprorelin acetate is marketed in around 80 countries worldwide, and is considered a gold standard therapy for prostate cancer.

For peptic ulcers

Lansoprazole



Brand Names: *Takepron* (Japan, Asia)
Prevacid (United States, Asia)
Ogast, Lansox, Agopton (Europe)

Once-daily dosing with lansoprazole, a proton pump* inhibitor, provides fast symptom relief for gastric and duodenal ulcers, and achieves high healing rates. Lansoprazole is marketed in around 90 countries worldwide and is recognized as the top brand in major countries.

*Proton pump: an enzyme that functions in the final stages of acid secretion in gastric parietal cells

Consumer Healthcare Drugs & Quasi-Drugs
Consumer Healthcare Business

Aiming to become a good consumer partner in the self-medication age

Takeda sees the consumer healthcare drug (OTC drugs) business as a key business category, anticipating the future self-medication age, as playing a part in our pharmaceutical business. Utilizing the comprehensive strength of research, production and marketing, we will promote our business activities as an effective partner for consumers wishing to live every day in good health.

• In the *Alinamin* brand, Takeda is engaged in proactive communication activities, aiming to ensure that *Alinamin* represents a countermeasure to help consumer from fatigue and stay healthy. As for promotional activities via mass media, we will focus on product advertising for *Alinamin A*, *Alinamin EX-PLUS* and *Alinamin V* respectively in order to demonstrate the features of each product so that consumers will choose appropriate one for their symptoms, as well as promotional action to publicize the *Alinamin* brand as a whole. In our activities, we will also promote the reinforcement of storefront pharmaceutical information provision in order to help consumers find a solution to ease their fatigue.

• Under the *BENZA* brand, we will continue to further enhance awareness of the brand as a cold remedy series, providing consumers with options to select their preferred choice based on their symptoms, and centering on products such as *Benza Block S*, *Benza Block L* and *Benza Block IP*.



Alinamin A — *Alinamin EX-PLUS* — *Alinamin V* — *Alinamin V&V NEW* — *Alinamin 7* — *Alinamin 7 GOLD*

For hypertension

Candesartan Cilexetil


Kenzen

Brand Names: *Blopress* (Japan, Europe, Asia)
Amias, Kenzen (Europe)

Candesartan cilexetil is an angiotensin II receptor blocker* (ARB) that is revolutionizing hypertension treatment. In around 90 countries worldwide, candesartan cilexetil enjoys a trusted reputation in the medical profession, as its once-daily dosing provides patients with a mild and hypotensive action that lasts many hours. In addition, candesartan cilexetil also has efficacy for the treatment of chronic heart failure.

* Angiotensin II receptor blocker: blockade of the action of angiotensin II, a hormone that increases blood pressure

For diabetes

Pioglitazone Hydrochloride



Brand Name: *Actos* (Japan, United States, Europe, Asia)

Once-daily dosing with pioglitazone hydrochloride improves insulin resistance and reduces blood sugar levels, without placing any additional burdens on the pancreas. The drug is marketed in around 70 countries worldwide. In the United States, *Actoplus Met*, a fixed-dose combination tablet of pioglitazone hydrochloride and metformin, as well as *Duetact*, a fixed-dose combination tablet of pioglitazone hydrochloride and glimepiride are also marketed.



• As for the *Nicorette* gum series, Takeda aims to further improve the market penetration of this brand as an OTC smoking-cessation product, by encouraging the drugstores to educate the consumers about the product and its appropriate administration, meeting the needs of consumers trying to quit smoking.

• In March 2007, Takeda renewed the package of Chinese herbal medicine: *Rubina*, which helps to improve symptoms, including feelings of coldness, hot flushes and vertigo, resulting from menopausal symptoms. Through proactive promotional activities via mass communication, we will improve consumer awareness on this product.

RESPONSE TO INQUIRY

Takeda is responding with integrity to inquiries and feedbacks regarding consumer healthcare drugs & quasi-drugs through its Customer Service Desk - Healthcare Company. The total number of inquires was 15,365 in fiscal 2006.


Others 4.8%
Wholesalers 3.1%
Pharmacies 20.5%

Breakdown of inquires



Benza Block S



Benza Block L



Benza Block IP



Rubina

Delivering superior pharmaceutical products and information to people worldwide; Takeda is conducting marketing activities based on Takeda-ism.

Japanese Market

FIRMLY MAINTAINING THE TOP MARKET SHARE EVEN AMID DIFFICULT MARKET CIRCUMSTANCES

In addition to the NHI (National Health Insurance) price revision implemented in April 2006, due to the factors that may shrink the size of the market, including the increased consumption of low-priced drugs such generic drugs mainly by major hospitals, the Japanese ethical drug market experienced negative growth for the first time in these six years. The Ministry of Health, Labour and Welfare is continuously considering various measures for constraining the expenditure for medicines, including an annual drug price revision instead of the current biannual one, the adoption of a scheme for a comprehensive medical fees for elderly outpatients, meaning this adverse condition in the domestic market looks set to continue.

However, in the area of lifestyle-related diseases, one of the core therapeutic areas upon which Takeda is focusing, we foresee that the needs for this area will expand in accordance with progressive aging population and continued westernization of people's lifestyles. Takeda is aiming to firmly maintain its top market share overall again in fiscal 2007, while further enhancing our presence through high-quality promotional activities.

ENHANCING THE *BLOPRESS* ADDED VALUE

The performance of the anti-hypertension treatment, *Blopress*, has been increasing through activities based on abundant scientific evidence, including CASE-J study, which compares the preventive effect of cardiovascular events of *Blopress* with that of amlodipine, and net sales in fiscal 2006 reached ¥129.3 billion - a 4.6 percent increase over the previous year, firmly maintaining the top sales position among all the ethical drugs sold in Japan for the second consecutive year. The CASE-J study was designed as Japan's first large-scale clinical trial, with the aim of establishing evidence implemented by the EBM Collaborative Research Center at the Kyoto University Graduate School of Medicine, on consignment from the CASE-J Study Group and with the support of the Japan Society of Hypertension, whereby the study results were released in October 2006. Based on these results, the effect of *Blopress* in regression of cardiac hypertrophy and new onset of diabetes became evident, as well as the evaluation as the treatment of hypertension.

Changes in sales of *Blopress* (Japan)


(¥ Billion)
150
100
50
0
129.3
'02
'03
'04
'05
'06
FY

OTHER MAINSTAY PRODUCTS SHOW STEADY PERFORMANCE

Net sales of *Actos*, a diabetic drug, showed rapid growth by reaching ¥33.7 billion, a 39.1 percent increase over the previous year, supported by the new evidences of the preventive effect of atherosclerosis, as confirmed by the CHICAGO study announced in November 2006, in addition to the results from the PROactive-Stroke analysis announced in Septem-



University Hospital Dept. (Tokyo), Regional Group Management; (from left)
Hiroyuki Saida, Masahiko Kawada, Masaya Yoshino, Hiroyuki Sudo, Akihiko Bando (Director), Takeshi Ishida, Hideo Kiyohara

ber 2006, showing the preventive effect of *Actos* on recurrent strokes, which are considered particularly seen among Japanese. Takeda positions the diabetes market as its first priority, given the anticipated growth in this area; therefore, we aim to enhance its presence by utilizing the benefits of having drugs with a variety of mechanisms of action, including *Actos*, *Basen* for treating postprandial hyperglycemia and *Gutfast*, short-acting insulin secretagogue.

As for *Takepron* - a drug for peptic ulcers, although its NHI price was significantly reduced, due to the drug price revision implemented in April 2006 in consequence of the expiry of the basic patent, leveraged by approval of an additional indication of non-erosive gastroesophageal reflux disease (NERD), net sales of *Takepron* reached ¥57.9 billion, a 5.3 percent increase over the previous year. Regarding *Leuplin*, which is used to treat prostate cancer and endometriosis, we have successfully increased the number of administration cases by allocating specialized MRs for this product in addition to regular MRs. *Benet* for treating osteoporosis, occupying the top share of the bisphosphonates market, as well as *Enbrel* for treating rheumatoid arthritis, have also been showing steady growth, contributing to increasing the proceeds of sales.

A NEW STRUCTURE OF THE PHARMACEUTICAL MARKETING DIVISION

In Japan, a group of medical system reform bills were introduced in June 2006, and accordingly, the review of provision of healthcare services and reorganization of local healthcare provision system are currently ongoing. In April 2007, Takeda launched a new structure of the Pharmaceutical Marketing Division by reorganizing the previous 13 branches with 156 representative offices into 12 branches with 74 representative offices and 19 regional groups, aiming to promptly meet the needs of universities containing undergraduate and postgraduate schools and also major hospitals with a high degree of expertise an influence in regional healthcare, as well as providing more detailed promotional activities locally.

Takeda's strengths in marketing are "professional MRs," who are committed to high-quality promotional activities from the patients' perspective, as well as "organizational strategies," for example, TV lecture presentations by specialist physicians to be directly conveyed to numerous doctors nationwide. In addition, we have been highly evaluated by many medical professionals by implementing support activities corresponding to any changes in the medical environment, such as regional alliances between home doctors and hospitals and/or between hospitals and sharing information on patients. We will continue to promote high-quality information services to fulfill healthcare professionals' expectations through the implementation of marketing strategies, remaining ahead of the competition.

Transition to the New Structure of the Pharmaceutical Marketing Division


13 branches
156 representative offices
12 branches
19 regional groups
74 representative offices



Medical Care Alliance Project Members, Tokyo Branch (from left)
Ai Tamaki, Takashi Amano, Akira Iwakawa, Hiroshi Motomatsu (Manager, Shinjuku Representative Office), Kohei Ono, Shoko Mifune


Takeda Pharmaceuticals North
left) Tim Horton, Dostineo

U.S. Market

TPNA FURTHER ENHANCES ITS PRESENCE IN THE U.S. MARKET

In fiscal 2006, net sales of Takeda Pharmaceuticals North America, Inc. (TPNA) rocketed significantly, reaching $2,617 million (a 40 percent increase over the previous year).

As for the core product, *Actos* (pioglitazone hydrochloride) - a drug to treat type 2 diabetes, some welcome achievements have emerged. Results from a large-scale clinical trial, CHICAGO, presented in November 2006, demonstrated the effect of *Actos* in progression of atherosclerosis, as measured by carotid intima-media thickness (CIMT), in addition to the results of the PROactive study, announced in September 2005, which confirmed that treatment with *Actos* reduced the combined risk of heart attack, stroke and death by 16 percent in high-risk patients with type 2 diabetes. Moreover, new formulations or fixed combination dosages of *Actos* were launched. In addition to *Actoplus Met*, a combination tablet of *Actos* with metformin launched in 2005, *Duetact*, a combination tablet of *Actos* with sulfonylurea (SU) was launched onto the market in July 2006, providing patients living with type 2 diabetes new treatment options. TPNA has been also focusing on treatments for insomnia, as well as diabetic drugs. *Rozerem* (ramelteon) is the first and only prescription insomnia medication inducing physiological sleep close to natural sleep by specifically acting on MT_1/MT_2 receptors located in the suprachiasmatic nucleus in the brain, known as the body's master clock which controls the sleep-wake cycle. In 2006, TPNA began marketing *Amitiza* (lubiprostone) for the treatment of idiopathic chronic constipation, discovered and developed by Sucampo Pharmaceuticals, Inc. based on the partnership agreement between TPNA and Sucampo. *Amitiza* is anticipated to help a broad number of patients, including older adults, based on its safety and fast-acting profile.

THE PROMOTION OF STRATEGIC PARTNERSHIP

In February 2007, TPNA commenced the co-promotion of *Rozerem* and *Amitiza* with TAP Pharmaceutical Products Inc. (TAP). We aim to expand our market share through this cooperation with TAP, which has a strong presence in the area of gastroenterological diseases and the general practitioners' market. In fiscal 2006, TPNA initiated a partnership with Cephalon, Inc. to co-promote *Provigil* (modafinil). *Provigil* is effective in improving wakefulness in patients with excessive sleepiness associated with narcolepsy and other wake-sleep disorders. In addition, TPNA has also achieved a successful outcome based on the partnership with Kos Pharmaceuticals. TPNA will continue to enhance its presence in the U.S. market through the proactive promotion of strategic partnerships, as well as marketing in-house products.



Takeda Pharma GmbH (from left) Liane Enders, Susa... Jutta Schulz, Juan-Carlos Dominguez Alvarez, Kristian Lesic, Tania Ganser, Carst...

European Market

STRENGTHENING OF OUR PRESENCE IN THE EUROPEAN MARKET

The European market is large in scale, encompassing 490 million people in 27 member countries as the EU, with further expansion also anticipated. However, the circumstances facing the European market are challenging, due to the continued cost-containment efforts, the expansion of the generic drug market, and parallel imports* between countries with different healthcare and pricing systems. Despite these circumstances, in fiscal 2006, Takeda's net sales of in-house ethical drugs in the European market reached ¥168 billion, with an 8.1 percent increase over the previous year.

In 2006, Takeda Pharmaceuticals Europe Limited (TPEU) was established in London with the aim of enhancing the company's operating base in Europe. TPEU is aiming to further expand our geographic presence and to grow the business in the region, by promoting pan-European strategies for the short-, mid- and long-term, and supporting the management of our six subsidiaries in the region.

*To sell pharmaceutical products imported from countries where drugs are priced low to those where drugs are priced high within the EU

ACTOS AND *BLOPRESS*: OUR GROWTH DRIVERS

In the European market, the sales of *Blopress** (candesartan cilexetil) and *Actos* (pioglitazone hydrochloride) have been performing very well. Takeda Global Research & Development Centre (Europe) Ltd. has been intensively working on the development of additional indications and formulations to improve patient compliance. In July 2006, TGRD (Europe) was granted marketing authorization for *Competact*, a fixed-dose combination tablet of *Actos* and metformin. In October 2006, TGRD (Europe) was granted an approval for triple therapy of *Actos*, metformin and sulfonylurea. Furthermore, in January 2007, TGRD (Europe) was granted marketing authorization for *Tandemact*, a fixed combination tablet of *Actos* and a sulfonylurea, glimepiride, and an additional indication for the concomitant therapy of *Actos* with insulin. Also the reassuring safety results regarding *Actos* based on PROactive - a large-scale clinical trial - were added to the labeling. As for *Blopress*, we will continue to implement the development of a combination tablet of *Blopress* 32 mg with a diuretic, as well as conducting the large-scale clinical trial to evaluate its efficacy in preventing and inhibiting the progression of diabetic retinopathy.

**Blopress* is also marketed under product names of *Amias* and *Kenzen*.

Takeda Pharmaceuticals Europe Limited (TPEU)

The vision of TPEU is to "grow towards a world-class region, by significantly enhancing our European presence and the contribution to the overall Takeda group, while adhering to our core Takeda values - Takeda-ism." Through this vision we aim to grow the business - together with the Takeda group, the European subsidiaries and all the Takeda associates. We want to achieve a strong growth in our core products, as well as effectively prepare for the launch of future new products. In parallel we want to progress the geographic expansion of our subsidiaries' network in Europe, which is an important priority for our medium- and long-term success.



Giacomo Di Nepi
President of TPEU

We are expecting superior pharmaceutical products, helping the ever-increasing number of patients with diabetes to improve their quality of life.



Number of Japanese Patients with Diabetes
40 years old and above, survey conducted in fiscal 2006


(Million)
20
10
0
Patients-to-be
14.9 million
Number of patients
8.3 million

Due to changing lifestyles such as "high intakes of fat" and "lifestyles with lack of physical exercise," the number of Japanese patients with diabetes has been rapidly increasing, reaching 8.3 million for the over forties and 14.9 million for patients-to-be (people for whom the possibility of diabetes cannot be denied), bringing the total to 23.2 million people. In the age bracket over 50 years old, where many people have diabetes, one in ten is a diabetic patient. (the Ministry of Health, Labour and Welfare: survey conducted in fiscal 2006)

Diabetes is an asymptomatic disease in many cases, meaning many patients feel no need to have treatment even after being diagnosed as diabetic. However, diabetes is a blood vessel disorder, which causes further serious macrovascular events, such as stroke and myocardial infarction in relatively earlier stage of diabetes, and also microvascular events such as diabetic retinopathy, diabetic nephropathy and diabetic neuropathy, etc. caused if the glycemia control is left poorly for long term. As a result, diabetes is considered to be a real problematic disease and consequently, patients with diabetes are reported to have the healthy life expectancy shortened by fifteen years. Therefore, trying to avoid any occurrence of these vascular events by implementing strict glycemic control from the earliest possible stage is the principal aim for the treatment of diabetes.

Takeda's *Actos* was evidenced for a reduced combined risk of myocardial infraction, stroke and mortality in high-risk patients with type 2 diabetes, based on the results of a large-scale clinical trial, as well as its antihyperglycemic action, meaning *Actos* is very advantageous in assisting in an improved healthy life expectancy when prescribed for patients.

I expect Takeda to continue developing superior pharmaceutical products in the lifestyle-related area, including diabetes, based on knowledge and techniques concerning cutting-edge scientific technology, as well as proactively challenging areas with significant unmet needs, such as cancer and Alzheimer's disease, in order to create pharmaceutical products with high grade of safety and efficacy.

Dr. Ryuzo Kawamori
Professor and Chairman, Department of Medicine, Metabolism and Endocrinology, Juntendo University School of Medicine (Tokyo)

Takeda's Message

As for *Actos*, we have been conducting a variety of clinical trials in order to establish evidences, including CHICAGO trial, reviewing the preventive effect in progression of atherosclerosis in patients with type 2 diabetes, as well as the large-scale clinical trials: PROactive, reviewing the preventive effect in the macrovascular diseases, including myocardial infraction and stroke. We will continue efforts to respond to the issue of unmet needs, which was pointed out by Dr. Kawamori, while addressing the need to establish more evidence in order to realize the management mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," and challenging the need to accomplish such a goal.

Relationship with Our Stakeholders

Based on **Takeda-ism**

Contributing to people worldwide based on these two key features: "financial responsibility" and "social responsibility" - that is Takeda's identity.


Relationship with Society
Relationship with Suppliers
Contribution to Society through Pharmaceutical Business
Relationship with Employees
Relationship with Environment

With a wide perspective of the relationship with stakeholders; Takeda is promoting global CSR activities.


TAKEDA-ISM
MISSION
VALUES
TAKEDA-ISM
Our Stakeholders
Medical Professions
Patients
Shareholders and investors
Employees
Suppliers
Society
Environment

Stakeholders represent all parties that are influenced by and/or have an impact on corporate operations. Currently, Takeda views the relationship with stakeholders as per the diagram shown above, promoting our approaches.

Relationship with Medical Professions and Patients

Takeda pursues the development of a relationship of trust with medical professions by providing pharmaceutical information with a high quality service, based on scientific evidence. Through our pharmaceutical products, Takeda sincerely wishes to help as many patients as possible become healthy. We also believe that building a good relationship with patients through patient groups is important to understand patients' needs, as well as to develop a greater number of superior pharmaceutical products at the earliest possible time.

Relationship with Shareholders and Investors

Takeda will fulfill our economic responsibilities, including maintaining a stable increase of the dividend payout ratio, while pursuing sustainable growth in order to meet shareholders' and investors' expectations. In addition, Takeda will maintain the provision of information through annual reports and website in a timely manner, as well as introducing a electronic system for shareholders' voting to facilitate participation in shareholders' meetings and improve relationships with shareholders and investors.

Relationship with Suppliers

Takeda considers it important to ensure a partnership with suppliers to develop superior pharmaceutical products. We hope to gain the understanding of suppliers for Takeda's aspirations toward developing superior quality pharmaceutical products and developing alongside the same. (For more information, please see pages 52 and 53.)

Relationship with Society

Takeda fully recognizes that the evolution of global society is highly related to the same of the Company. We always consider the optimal solution to respond to problems globally society is facing, and advance efforts toward such challenges, thereby aiming to become a company highly trusted. (For more information concerning our contributions within local communities, please see pages 37 through 41.)

■Engagement with Public Organizations

In the countries/regions where Takeda conducts business activities, we will continue to contribute to such countries/regions by cooperating with their public organization, while obeying international rules and local laws.

■Engagement with Economic Organizations

We will continue to cooperate in the activities of economic organizations, based on the understanding of such activities, whereby Takeda is conducting our business operations, and contributing to the sustained growth of global society.

■Engagement with the Pharmaceutical Manufacturers' Association

Not only does it tackle problems faced by the pharmaceutical industry of our own country, Takeda also cooperates with pharmaceutical associations in the areas where we engage our business activities and strives toward problems, such as access to medicines and disease issues in developing countries.

Relationship with Environment

Takeda has been engaging in a variety of efforts to minimize environmental impact, including global warming generated by pharmaceutical products during the manufacturing process. We will also continue to make further contributions to biodiversity conservation. (For more information, please see pages 42 through 51.)

Relationship with Employees

Takeda is aiming to establish a work environment to help all employees work with pride as members of the Takeda group, as well as valuing the fostering of human resources as the source of our growth and respecting diversity, personal quality and individuality. (For more information, please see pages 54 through 59.)

Information Disclosure Guidelines

Takeda has prepared information disclosure guidelines and provides information in accordance with the same, in order to realize fair disclosure to all stakeholders at any time, while in the process of advancing its business activities. In addition, as for advertising, enough attention is duly paid to the relevant advertisement-related regulations for pharmaceuticals, the Pharmaceutical Law, antitrust law, as well as this guideline of ours is applied.

With a strong sense of mission and high ethical standards; we are striving to establish a good relationship with society.

TAKEDA'S BASIC STANCE TOWARD SOCIAL CONTRIBUTIONS

Throughout a history of more than 220 years "creating medicine," Takeda has developed a strong sense of mission and high ethical standards. During this long history, Takeda sees social action programs as an "investment in society," having been addressing various efforts.

Based on increasing recognition of "corporate social responsibilities" associated with progress of globalization of society, in 2005, Takeda systematically organized a number of previous activities and placed them into statutory form, such as "Basic Policy on Social Contribution." This policy is shared among the global Takeda group and we have been implementing activities at a global level, centering on four priority areas. Since corporate activities would never be realized without the sustained progress of society, social action programs can be positioned as one of the important company activities. Actually, this concept is nothing new to Japanese, given the long-held philosophy of "Sanpo-yoshi (Where all three parties are happy)." This term means "Seller is happy, Buyer is happy and Society is happy," used among the old "merchants of Omi*." This is based on the following concept: "when conducting business, you should consider the benefit of buyers and the society surrounding you, as well as your own." This concept is deeply entwined in our gene.

The Takeda group is addressing, with integrity, the challenges faced by global society all over the world. On this occasion, we will report on such activities in each region.

* Those merchants with high expertise based in Omi (currently Shiga Prefecture) engaged in commercial activities nationwide

CONTRIBUTION TO SOCIETY: FOUR PRIORITY AREAS

1. The area directly related to the Mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products"
2. The area concerning "the aim to live an affluent life with body and mind in good health," as well as "eliminating any obstacles to such a goal" based on the Mission
3. Contributions toward developing a bright and dream-inspiring future
4. The projects to be inherited and further developing the accumulated expertise that was previously converted into tangible form by our fore fathers, based on Takeda-ism

IN JAPAN

In 1963, the Takeda Science Foundation was established with an endowment from Takeda. Since then, it has continued to expand with the spirit of "Intokuyouhou*," a Buddhist teaching. The current major operations of the foundation and achievements in fiscal 2006 are as follows:

1. Providing financial incentives for research centers and researchers of scientific technology (Research grant totaling ¥990.5 million were provided for 235 projects.)
2. Providing scholarship grants to foreign students (¥79.63 million for 37 international students)
3. Providing an incentive award: the "Takeda Medicine Award," for a remarkable research achievement of scientific technology (In fiscal 2006: Dr. Soichiro Kitamura, President, National Cardiovascular Center, Dr. Chihiro Sasakawa, Professor, The Institute of Medical Science, the University of Tokyo)
4. Publishing literature regarding the promotion of scientific technology
5. Storing, maintaining and exhibiting Oriental books and other documents
6. Necessary operations to accomplish promotional activities in terms of scientific technology

In addition, the "Takeda Medical Award," as described in No. 3 above, was established in 1954, as part of Takeda's 170th anniversary celebrations and inherited by the Takeda Science Foundation to this day. In fiscal 2006, the Takeda Medical Award marks its 53rd anniversary and the accumulated number of award winners reached a 101 people.

*Intokuyouhou: based on the concept "what is done by night appears by day."

REPLY TO INQUIRY ON THE WEBSITE

To enhance the bilateral communication between domestic and overseas stakeholders, Takeda developed the capability to accept such feedback via its website. The total number of inquiries in fiscal 2006 reached 676 on the Japanese website (decreased by 3 cases compared with the previous fiscal year) and 1,046 on the English website (increased by 178 cases compared with previous fiscal year).


(Cases)
2,000
1,000
0
1,046
676
'04
'05
'06
FY
Number of inquiries on the Japanese website
Number of inquiries on the English website

Widely increase our sincere activities based on Takeda-ism; from Japan to the world.

IN JAPAN

●Takeda continues to support the NPO "Family House," which provides accommodation for sick children and their families. In fiscal 2006, Takeda provided ¥1 million worth of beverages as a complimentary welcome drink at seven accommodation sites run by the Family house, as well as making a donation of ¥500,000. In addition, our employees proactively participate in volunteer activities that recruit participants on a regular basis.



Beverages provided to the NPO "Family House"

●In March 2007, Philan-net Takeda (PINT) was launched on the intranet website, aiming to provide information on social contribution, as well as volunteer activities. PINT provides a variety of information, including notice for regional volunteer activities, Takeda's social action programs and the introduction of NPOs. Aiming to bridge social needs and the employees' aspirations toward society and cast them into shapes in mind, we will transmit abundant information via PINT.


PINT

Philan-net Takeda

●Takeda continues to make donations to the United Nations World Food Programme (WFP), which is a non-profit organization striving to abolish starvation and poverty.

●As for its approach to infectious disease issues, Takeda made a donation in support of the "emergency precautions supporting efforts to combat malaria" by the Japan Association for the UNHCR (United Nations High Commissioner for Refugees), which is a non-profit organization, and is engaging in fund-raising and public relations for the world's refugees for humanitarian reasons.

●As for the support for sports events, Takeda sponsored the 2006 Hokkaido Marathon in August 2006 with 4,208 runners - a record-high.

●Shoshisha has its roots in the event, Chobei Takeda V began supporting poor students using his own money in 1923 and his initiative was followed by successors. In 1960, based on their commitments, the Shoshisha Foundation for scholarship programs was established. A supporters' association has been organized by mainly Takeda employee volunteers, and in fiscal 2006, the foundation granted scholarships to 32 students, increasing the total number of scholarships awarded to 531.

●Kyoto Herbal Garden was launched in 1933 under the name of Kyoto Takeda Herbal Garden. Currently, the garden grows more than 2,400 species of invaluable plants from all over the world, including 78 extinct and threatened species, and welcomed 2,800 visitors in fiscal 2006.



Kyoto Herbal Garden

EFFORTS OF THE LABOR UNION

The Takeda Labor Union has also been proactively participating in social action programs, including volunteer activities and support for victims of natural disasters at respective chapters, as well as various fund-raising campaigns, based on the proceeds from charity bazaars and donations. Furthermore, the union has also been implementing international support activities for Mongolia on an annual basis for ten years, contributing toward assistance for local children by visiting schools to make donations of stationery products and sanitary items, as well as cultural exchange.

IN THE UNITED STATES

Takeda Pharmaceuticals North America, Inc. (TPNA), a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, has been dedicating itself in a wide range of volunteer and philanthropy activities including contributions to local communities, support for patients and donations to academic societies, etc. as a "good corporate citizen" in the community.

●TPNA awards scholarships to students pursuing degrees in science-related fields including engineering and medicine at Chicago-area universities, as well as high school students who wish to major such field in future at universities, in collaboration with the Achievement Rewards for College Scientists (ARCS) Foundation.



TPNA employees participating in the activities organized by "Rebuilding Together"

●TPNA and its employees proactively participate in repairing old buildings in collaboration with Rebuilding Together, an organization dedicated to rehabilitating buildings and houses in low-income communities.

●TPNA contributed $300,000 to A Safe Place, a haven for battered women and their families based in suburban Chicago, as part of a greater initiative to support an underserved area in Illinois. In April 2006, a new crisis center opened with the help of Takeda's grant to provide affordable housing, counseling and supportive service for women and children in the Chicago-land area who have fled abusive relationships.

●Since 2000, TPNA has a PAP (Patient Assistant Program) to provide TPNA's products to patients who are under insured or uninsured. Through this program, about $395 million worth of pharmaceutical products have been delivered to the low-income patients.

●In fiscal 2006, TPNA made donations to more than 200 organizations in the U.S., including the American Diabetes Association (ADA) and the American College of Cardiology (ACC), etc.



TPNA employees packing presents into boxes for children living at the home

●On the occasion of the annual National Sales Meeting, TPNA also interacts with people in the locality around the meeting venue. In June 2007, TPNA employees packed presents into boxes and delivered them to the children at St. Jude's Ranch for Children (a home for abused, abandoned, and neglected children).

●In support of the Mission: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," in 2006, Takeda became an official sponsor of The LaSalle Bank Chicago Marathon, which is known as the world's largest marathon with more than 40,000 general citizen participants, celebrating its 29th annual race. In that race, more than forty people, including Takeda employees and their friends, participated as "Team Takeda." Support for The LaSalle Bank Chicago Marathon, which takes place at the same area where the base of the U.S. operations of the Takeda group is located, represents the concrete realization of Takeda's wish to develop alongside the local community.



The "Team Takeda" members participated in the LaSalle Bank Chicago Marathon

Toward a bright and affluent future, healthy in body and mind: Takeda will implement global activities, hoping to accomplish such aspirations.

IN EUROPE

●In France, Laboratories Takeda (LT) has developed their social responsibility to support patients associations, especially the French association of the Friedreich Ataxia (AFAF), which regroups the patients who have this rare neurological genetic disease. Friedreich ataxia, a rare inherited neurological genetic disorder causes gait disorder and speech problems..Currently, there is no ultimate mode of therapy and in most cases, treatment to reduce symptoms have been applied. Since 2005, LT, in cooperation with AFAF, has been following educational activities directed towards health professionals, patients and their families by continuing to develop two programs: a biannual scientific newsletter and a book called "Living with Friedreich's ataxia." For the first time, LT set up a program of voluntary work in 2006. During two days, voluntary employees, wearing an orange T-shirt, looked after patients and their families by helping them to eat, move and shared strong human exchanges. Towards the end of their experience, the volunteers were able to understand not only the disease itself but also the problems met by the patients and theirs families, while accompanying them with care and affection. LT is looking forward to setting up a similar voluntary program next year in collaboration with AFAF.



The "Friedreich Ataxia" Seminar

●Takeda Pharma GmbH (TP) produced a huge model of prostate and implemented a campaign in the major cities of Germany as part of an educational campaign to raise awareness of prostate cancer. As well as focusing on sports and cultural support, TP also acts as one of the sponsors, supporting a professional football team: "Alemannia Aachen." In 2006, TP donated two AED* devices to the team. In addition, TP also supports the sports events of Aachen University - one of Germany's largest technical universities, and 2,000 people participated in the 5,000-meter marathon sponsored by TP. Aachen is also known as a city of art and TP serves as a sponsor of the Aachen Theater, which is home to the famous Aachen Symphony Orchestra.



The professional football team: "Alemannia Aachen" to whom TP donated the AED devices

* An Automated External Defibrillator is a medical device to help people suffering from the condition of ventricular fibrillation, which is a disorder affecting the heart's blood pumping function, by delivering an electrical shock to make the pumping rhythm revert to normal.



5,000-meter marathon - a sport event held by Aachen University

●Takeda Italia Farmaceutici S.p.A. (TIF) has been focusing on disease prevention, as well as medical support to developing countries, employing "health" as a keyword. Disease prevention campaigns, including the "Takeda Check-Heart" and "Diabetes in Piazza" sponsored by TIF, have been conducted in various places in Italy, making a great contribution to the prevention of diseases such as "coronary artery disease" and "metabolic syndrome." In addition, TIF also implements the "Baobab Project" together with an NGO. This is a program established with the aim of implementing medical examinations and education by dispatching medical doctors to the Baobab Medical Center set up in Ghana. Moreover, TIF is proactively supporting various programs, including "Bambini Cardiopaticinel Mendo Onlus" and "Operation Smile Italia Onlus," to provide medical treatment to patients in developing countries.



"Takeda Check-Heart" campaign



A brochure of "Baobab Project"

TAKEDA SPONSORING CONCERTS BY THE LONDON SYMPHONY ORCHESTRA

Aiming to contribute to and promote international cultural exchange, Takeda has sponsored concerts by the London Symphony Orchestra (LSO) since 1989.

The seventh "Takeda Global Concert" sees twelve concerts scheduled for Europe, six concerts in the U.S. and eight concerts in Japan from 2006 to 2008.

IN ASIA

Takeda supports the NPO "People's Hope Japan (PHJ)," which provides medical support programs in Asia. In fiscal 2006, Takeda partnered with PHJ again to support a program for prevention of cervical cancer in Thailand (contributions were equivalent to ¥1 million). This program was implemented to enhance the capability of cyto-technologists whereby the accomplishment of such efforts has been highly evaluated.



Opening ceremony at the "AIDS Prevention Education Center"

In addition, Takeda commenced an approach toward the prevention of an infectious disease, especially HIV/AIDS. Being aware of prevention education is highly effective as a preventive measure, Takeda thus made the decision to support the AIDS Prevention Education Center established in Chiang Mai in 2007 (with contributions equivalent to ¥1 million). The program provided by this center is called "peer education" and features its unique method used to educate a group of adolescents of roughly similar age in series. The issue of infectious disease in developing countries is not just a problem of the local area, and Takeda will continue its efforts regarding the infectious disease issue.

The History of Takeda, which has been contributing to society by developing superior pharmaceutical products



Founder, Chobei Takeda I

The history of Takeda dates back to the year 1781, when Chobei Takeda I started a business selling traditional Japanese and Chinese medicines in Doshomachi, Osaka, which was the center of the Japanese medicine trade. Takeda was among the first to focus attention on Western medicine at the beginning of the Meiji era (1868-1912); forming a cooperative union with other medicine retailers to purchase Western medicines from foreign commercial houses in Japan. Eighteen kinds of Western medicines were imported in the initial period, which included quinine, an anti-malaria drug, and phenol, an anti-cholera drug, then increasing to 146 over the following decade.

In 1895, Takeda took a first step as a pharmaceutical manufacturer by establishing its own factory in Osaka. In 1943, Takeda began launching a series of its own products such as *Calmotin* (an analgesic), *Lodinon* (an injection of D-glucose) and *Novoroform* (an analgesic). In 1946, just after World War II, the Company opened the Hikari Plant- currently playing the role of our core manufacturing plant, and was engaged in manufacturing vaccines which were widely demanded in society at the time. In 1950, Takeda launched *Panvitan*, the first multivitamin product in Japan. Since then, Takeda dramatically grew to become a leading pharmaceutical company, dealing mainly with vitamins and antibiotic drugs in Japan. Along with the history of our business, in 1940 the company creed "Nori" in written form was set up which represents the philosophy - "making contributions to society is the most basic and important thing for corporate management having the public nature of business in mind."

Takeda stepped up its entry into the global market in the 1960s. Since the establishment of a manufacturing and marketing company in Taiwan in 1962, Takeda made progress in building a solid footing in Asia. In 1978, Takeda created a joint venture to distribute its pharmaceutical products in France, aiming to make inroads into the European market. Subsequently, in the 1980s, Takeda established a business base in the United States and made the giant leap to become a global company.

Takeda is continuing further challenges to accomplish our mission: "striving toward better health for individuals of the world - Japan, North America, Europe and Asia - and progress in medicine, optimally exploiting the wisdom cultivated over its 220-year history as a "world-class pharmaceutical company with Japanese origin."



Upper: "Heister, Laurentius, Chirurgie" Third edition (Nuremberg, in 1731)
Lower: "Youshinsyo" (in 1825)
(Owned by Kyou Shooku, Takeda Science Foundation)

Takeda implements measures in all areas of its business, improving the controlling structure with the "Basic Principles on the Environment" as its benchmark.



Basic Principles on the Environment

1. Overall Policy
Give serious consideration to the impact on the environment in every aspect of corporate activities, including R&D, production, distribution, marketing, procurement and clerical works, and make the best efforts to conserve and improve the environment.

2. Efficient Utilization of Resources and Minimization of Waste
Conserve energy and other resources, and actively pursue waste minimization and resource recycling.

3. Assessment of Environmental Impact from Products and Manufacturing Processes
When developing new products and processes, evaluate the impact on the environment in advance, during development, and periodically after commercialization. Consider the entire business cycle from procurement of raw materials and supplies through the use and the final disposal of products to reduce the impact on the global environment.

4. Development and Utilization of Environmental Technologies
Develop technologies for environmental protection and improvement, and actively pursue outside technologies when it is beneficial.

5. Response to Emergencies
When an adverse effect on the environment is foreseen, exercise the best possible contingent efforts to eliminate or minimize such adverse impact.

6. Clear Definition of Accountability and Responsibility
Appoint executives and managers in charge of environment-related activities and clearly define their authority.

7. Cooperation with the Community and Society at Large
Actively cooperate with the environmental efforts of local communities and provide fair and unbiased information.

8. Education and Training
Educate and train each employee to understand and realize the importance of environmental issues and to act accordingly in his or her daily routine.



See Takeda's website for details. http://www.takeda.com/csr/environment/principle.html

Environment and Safety Management Structure



Takeda has established the "Environmental Committee," consisting of managers in charge of environment-related activities from each division, to promote our business operations based on the "Basic Principles on the Environment." At the Environmental Committee, various issues regarding the environment, including company-wide environmental protection, energy conservation and accident prevention are deliberated and annual environmental policies are determined. Under the Environmental Committee, three subcommittees - the "environment," "energy conservation" and "accident prevention" - have been formed, whereby the promotion and implementation of measures for each issue are underway at the managers' level. Moreover, personnel in charge of environment-related activities are appointed at the manufacturing plants and research center, promoting activities based on the medium-term implementation plan, as well as the annual plan.

Takeda's Major Environmental Protection Policies and Achievements in Fiscal 2006

Theme	Policies	Achievements
Promotion of basic efforts to respond to environmental issues	Develop legal compliance systems and adherence to in-house standards.	Established in-house standards, which are more stringent than the legal requirements and maintained legal compliance systems through regular environmental monitoring based on in-house standards.
Energy conservation and reduction in greenhouse gas emissions	Reduce CO_2 emission by 40% compared to the fiscal 2005 level by fiscal 2010.	Achieved a reduction of CO_2 emission to 345K tons, a 4% decrease compared to the fiscal 2005 level.
Waste reduction	Taking fiscal 2004 as a benchmark of the final waste disposal amount, reduce this amount by 30% by fiscal 2010.	Achieved a reduction of the final waste disposal amount to 217 tons, a 25% decrease compared to the fiscal 2004 level.
Adequate management of chemical substances and reduction of their emissions into the environment	Reduce emissions of chemical substances into the environment.	Achieved reduction in toluene emissions into the air by introducing the catalytic combustor.
Implementation of educational and awareness raising activities	Promote compliance education in relation to environmental issues.	Disseminated case examples of accidents and provided compliance education in relation to environmental issues, utilizing a compliance status checklist.
Contribution to communities	Improve in communication with authorities and community members and strive toward the enhancement of living environmental sustainability.	Collected information from the "Sensing Monitors" from selected residents in the vicinities of the plant to ensure there is no problem.

Takeda's Major Policies and Achievements on Accident Prevention in Fiscal 2006

Theme	Policies	Achievements
Enhancement and improvement of accident prevention management	Prevent accidents and disasters by using the Manual for Intermitting Operation and Accident Prevention Manual.	Prevented any accidents and disasters by implementing revisions of the Manual for Intermitting Operation and Accident Prevention Manual.
	Implement periodical inspections and maintenance of facilities and piping, planned refurbishment of aging facilities and safety management of facilities out of operation.	Implemented the planned refurbishment of aging facilities and safety measures for facilities out of operation through the inspections to check their condition.
Enhancement of accident prevention measures	Prevent accidents by comprehensive implementation of measures against static electricity and confirmation of safety conditions.	Periodically conducted measurements to check the earthing resistance or leakage resistance, as well as the electric potential of charged equipment, in order to confirm the effectiveness of the implemented countermeasures, and to prevent any accidents caused by static electricity.
	Eliminate any danger of flammable substances and thoroughly confirm safety conditions.	Ensured the effectiveness of the countermeasures through periodic inspections of equipment sealed with nitrogen for safety, etc. and striving to avoid the occurrence of any accidents.
	Prevent damage caused by earthquakes from spreading, by strengthening anti-earthquake measures for important facilities and buildings.	Thoroughly implemented preventive measures to guard against overturning and falling, while the evaluation of earthquake-proof safety for important facilities was conducted.
Enhancement of education and training on accident prevention	Enhance the proficiency level of accident prevention techniques and its methods by providing education and training, in accordance with the specific characteristics of each business site and production site and inheriting such techniques to younger generation according to the plan.	Provided education and training using the Manual for Intermitting Operation and Accident Prevention Manual to learn accident prevention procedures in a well-planned manner and ensuring such techniques being inherited.

ISO14001

Takeda's main production facility - Hikari Plant - obtained ISO 14001 certification, a globally accredited authentication for an environmental management system, in December 1998. Currently, eight sites of the Takeda group are ISO 14001 certified.

Responsible Care Activities

Responsible Care is an international voluntary program dealing with the management of chemical substances by businesses, with activities now extending to 52 countries. The purpose of the program is to secure "environment," "safety" and "health" while handling chemical substances and Takeda has been implementing such activities since 1995, when the Japan Responsible Care Council was launched.

Responsible Care

In order to reduce impacts on the environment, as well as risks related to accidents, we continue to implement the assessment and audit at each stage of the business activities.

Approach to Reduction of Environmental Risks in Business Operations


Emissions of environmental load substances,
Impacts on local communities and the natural environment
Impacts within the site and surrounding area
Research stage
Production stage
Market
•Environmental impact assessment on new products and new processes of production
•Risk assessment of candidate compounds in the R&D pipeline
•Environmental Protection and Accident Prevention Audit (For research center)
•Environmental Protection and Accident Prevention Audit (For manufacturing sites)
•Environmental Protection and Accident Prevention Survey (For suppliers)
•Introduction of low-emission cars for business use
•Recycling of containers and packaging materials
Approach to Environmental Risk Reduction

APPROACH TO ENVIRONMENTAL RISK REDUCTION

■Research and Development Stage

The volumes of materials used in pharmaceutical products are small relative to many consumer chemicals; meaning they are generally considered to have decreased environmental impacts. However, there is a need to recognize the effects that pharmaceutical products would have on the ecosystem, since they are biologically active agents and concerns about residual agents in the environment have become a significant issue to be highlighted with the development of analytical technology. Guidelines on environmental assessments for drugs were established in 1998 by the U.S. Food and Drug Administration (FDA) and in 2006 by the European Medicines Evaluation Agency (EMEA) respectively. Since then applicants have been required to provide data on environmental assessments for drugs as well as data concerning the efficacy and safety in the process of the new drug application. Takeda implements appropriate actions in accordance with the guidelines of respective countries, regarding the new products in a phase of preparation for application. In addition, in the course of the development of new products and new production processes, Takeda evaluates their environmental impacts during cycle of manufacture, use, and disposal of the products according to the environmental evaluation list from the perspectives of environmental load, waste generation, energy conservation and the preventive depletion of natural resources conservation. In this way we develop products and production processes with minimal impacts on the environment.

■Production Stage

The production stage requires the greatest energy consumption and also discharges the most environmentally burdensome substances of all Takeda business activities. Therefore, we promote a reduction in the amount of environmental loads, based on the activity promotion program specifically formed by respective manufacturing sites, while accurately understanding the state of environmental loads, including energy usage, waste generation, etc. at the global production bases. As for the management of chemical substances, Takeda promotes the thorough storage management of hazardous materials and toxic substances, as well as improvement of the MSDS (Material Safety Data Sheet), while engaging in efforts toward the reduction of emissions of these chemical substances (in August 2006, catalytic combustor was introduced at the Hikari Plant to treat exhaust gas containing toluene) and reporting to government authorities in line with so-called PRTR (Pollutant Release and Transfer Register) Law in Japan. As for the global warming issue, Takeda set numerical goals in the 9th energy conservation program and as part of the efforts of the program, we have been promoting policies for fuel conversion to the one with less greenhouse gas emissions. In fiscal 2007, the fuel conversion from coal to gas is scheduled for implementation at Tianjin Takeda Pharmaceuticals Co., Ltd. in China. At each production base, we step up efforts to control any impacts on local communities and the natural environment by thoroughly implementing accident prevention measures, during both normal operation and emergency, including the occurrences of earthquake and fire.

■Market

Pharmaceutical products themselves cannot be either collected or recycled. However, we strive to ensure appropriate handling of the containers and packaging materials of pharmaceutical products after their administration to patients, in accordance with relevant laws and regulations such as the Containers and Packaging Recycling Law. In addition, we have proactively introduced low-emission vehicles to be used for business purposes, including sales activities, etc. in order to limit the impact on air pollution; and consequently, 96 percent of total vehicles were rendered the government accredited low-emission vehicle as of April 2007.

ENVIRONMENTAL PROTECTION AND ACCIDENT PREVENTION AUDIT

Takeda's environmental protection and accident prevention measures attach the most importance to reduce any risks related to environmental protection, as well as safety and accident prevention activities, with efforts made in a step-by-step fashion, in addition to fully enforcing compliance with relevant laws and ordinances. Namely, we consider the impacts on the environment to be immeasurable when involving environmental pollution and/or the occurrence of any accident, even with an aggressive target. Takeda set up a full-time audit team, whereby expert auditors conduct an environmental protection and accident prevention audit, which is designed to implement periodic checkups on environmental protection and accident prevention, at all group production and research sites, including overseas subsidiaries. Through such efforts, Takeda promotes the reduction of potential risks in the course of environmental protection and accident prevention activities for the group as a whole.

The environmental protection and accident prevention audit is implemented for each site of the Takeda group, starting with an assessment of the environmental protection and accident prevention sheet, using uniform forms filled and submitted by each site. After such preparatory assessment, the auditors are dispatched at relevant sites, whereby they perform audit activities that require several days to complete.

The environmental protection and accident prevention audit consists of two aspects, namely the "system audit" and "process audit." The system audit confirms the regulatory compliance status in terms of environmental protection and accident prevention, as well as the operation status for the management system, while the process audit verifies the status of operation of the environmental facilities and safety measures in terms of the production procedures and the operation and maintenance of manuals, etc. In addition, the "Takeda Group's Standard for Environmental Protection and Accident Prevention Work" was established as a uniform criterion, whereby each site implements environmental protection and accident prevention operation and the operational status of each site is evaluated based on this criterion through the environmental protection and accident prevention audit.



System audit at Wako Pure Chemical Industries, Ltd.
2nd from left: Akihiro Tasaka, General Manager, Environment & Safety Department

RISK MANAGEMENT STRUCTURE

Although it is indeed vital to discover problems through the environmental protection and accident prevention audit; it is also essential to build a structure to confirm the results and whether the reduction of any risks in the course of environmental protection and accident prevention activities has been accomplished after taking measures to improve the status. Takeda confirms the "corrective action plan" created by each site, in terms of problems highlighted through the environmental protection and accident prevention audit, and implements follow-up measures, aiming to further ensure Takeda's environmental protection and accident prevention measures by requiring a progress report for related problems, via the Monthly Report on Environmental Protection and Accident Prevention, which is submitted by each site. In addition, the audit results are combined and described in the audit report and then the report is issued to the management.



Process audit at Wako Pure Chemical Industries, Ltd.

THE IMPLEMENTATION IN FISCAL 2006

In fiscal 2006, the environmental protection and accident prevention audits were implemented at six sites including U.S. and Indonesian sites. The audit requires a structure to focus on compliance issues, such as a double-check structure for measured data, and it was confirmed that operations were being conducted in line with the Takeda Group's Standard for Environmental Protection and Accident Prevention Work at each site. Furthermore, preparation for an "internal audit," scheduled for introduction in fiscal 2007, has been proceeding. This internal audit is designed to verify compatibility with the Takeda Group's Standard for Environmental Protection and Accident Prevention Work, which will be carried out by the sites themselves respectively. We aim to further improve our operations by implementing the environmental protection and accident prevention audit, as well as such self-reliant risk management conducted by each site.

Items to be audited during the environmental protection and accident prevention audit

1. System audit
- Environmental protection and accident prevention management
- Compliance assessments
- Waste
- Management of chemical substances
- Soil and groundwater contamination
- Equipment maintenance
- Accident prevention measures for manufacturing processes
- Antiearthquake measures
- Education and training
- Evaluation on progress of the corrective action plans provided at the previous audit

2. Process audit
- Overall
- Environmental aspect
- Accident prevention aspect

Since 1974, Takeda has systematically implemented energy conservation programs and our group-wide efforts toward a reduction in CO_2 emissions are currently underway.

TOWARD GLOBAL WARMING PREVENTION

The Fourth Assessment Report has been released by the Intergovernmental Panel on Climate Change (IPCC), reporting that greenhouse gases due to human activities impact on global warming. The initial commitment period (2008-2012) of the Kyoto Protocol - an agreement which establishes goals for reducing greenhouse gas emissions - is going to become effective next year and Takeda considers that ensuring a steady implementation of these efforts toward the goal of reducing total greenhouse gas emissions is our responsibility for the next generation.

Manufacturing pharmaceutical products requires less energy consumption compared to other industries and its percentage of total greenhouse gas emissions is relatively low. However, it is true that during each stage of our operations, including the procurement of raw materials, manufacture, distribution and disposal, we release greenhouse gases into the air, which has an impact on the global warming regardless of the volume. In accordance with global warming, an increase of tropical diseases and emerging infectious diseases has been predicted; therefore, as a pharmaceutical manufacturer, playing a role in the medical services domain, Takeda recognizes the significance of efforts to boost global warming prevention.

TAKEDA'S REDUCTION SCHEME

Takeda has developed the 9th five-year energy conservation program for the period 2006 - 2010 and our activities toward efficient energy use have been progressing. The 9th energy conservation program sets a target for reducing CO_2 emissions by 40 percent in fiscal 2010 compared to the fiscal 2005 level and we aim to promote our efforts toward reducing CO_2 emissions by implementing thorough energy conservation measures and converting fuels into those generating fewer CO_2 emissions, as well as improving the level of CO_2 emissions on a specific consumption basis.

Takeda group's CO_2 emissions in fiscal 2006

460K tons



Hikari Plant: The plant is located on the Seto Inland Sea area, valuing the symbiosis with nature.

ACHIEVEMENTS IN FISCAL 2006

Takeda group's CO_2 emissions in fiscal 2006 amounted to 460K tons, a 5.5 percent decrease over the previous year. This is considered to be due to our continued efforts to accomplish thorough energy saving measures; implemented mainly within Japan. To cite some examples, at the Hikari Plant where approximately half the CO_2 emissions of the overall Takeda group have been generated, meticulous energy saving activities have been implemented: a reduction in use of heavy oil by improving the operation efficiency of the operating power generation facilities, a weekly review of temperature and humidity control during non-operational period and focusing the compass of storage shelves in order to keep raw materials in a certain place, allowing a reduction in the power used for cranes. Takeda has accomplished an overall reduction in CO_2 emissions of approximately 27K tons on a group-wide basis.

FUTURE EFFORTS

Takeda faces an issue of an increase in CO_2 emissions, along with an increased production volume at global production bases, including Takeda Pharma Ireland Limited, whereby its full-scale operation will shortly commence as the Takeda group's first global bulk compound production base.

As part of group-wide efforts to respond to such challenges, Takeda will strengthen the reduction in CO_2 emissions by establishing energy saving measures for the global production bases. In fiscal 2007, Takeda plans the conversion of coal into natural gas at Tianjin Takeda Pharmaceuticals Co., Ltd., which is our production base in China.

The Japan Pharmaceutical Manufacturers Association has set its voluntary action plan: "Reduction of CO_2 emissions of pharmaceutical companies in the fiscal 2010 to fiscal 1990 levels." Takeda's performance has been constantly maintained below 400K tons - the CO_2 emission levels for fiscal 1990 and we expect to attain the goal set for fiscal 2010.



New Bulk Compound Facility of the Hikari Plant with Environmental Protection Equipment

CHALLENGES TOWARD ENERGY CONSERVATION STARTED SINCE THE 1970'S

The first oil crisis occurred in 1973 and Takeda established the energy conservation committee in the following year, in which the 1st five-year energy conservation program (1974 - 1979) was instituted. The challenges toward energy conservation, which have been continually implemented over thirty years, are currently still underway in the form of the 9th energy conservation program.

Trend of Takeda Group's CO_2 emissions


(K ton-CO2)
600
300
0
507
487
460
'04
'05
'06
FY

Data collection: Global production and research sites of the Takeda group

Trend of Takeda's CO_2 emissions


(K ton-CO2)
600
300
0
358
345
215
'05
'06
'10 Goal
FY

Data collection: Osaka Plant, Hikari Plant, Tsukuba Research Center, Headquarters and Tokyo Head Office

CALCULATION METHOD

■Calculation object

CO_2 emissions for calculation object refer to direct emissions generated by combustion of fossil fuels and indirect emissions from electricity use.

■CO_2 emissions factor

As for the results in Japan, they are calculated based on the "Law Concerning the Rational Use of Energy" and the CO_2 emissions factor for purchased electricity is used from default value (0.000555 t-CO_2/kWh) designated by the ministry ordinance concerning calculation of greenhouse gas emissions associated with business activities by specific generator. As to the CO_2 emissions factor for purchased electricity outside Japan, country-specific factors are used from the GHG Protocol.

(Note) Previous data has been amended according to the change in the calculation method.

Takeda is promoting global efforts related to air and water quality conservation while working on reducing waste and emissions of chemical substances.

Waste Reduction

BASIC STANCE ON WASTE REDUCTION

Practicing the 3Rs - reduce, reuse and recycle - is the key to establishing a recycling-oriented society, where the environment and the economy are compatible. The Takeda group's basic stance on waste reduction is reflected in effective re-utilization and volume reduction of waste within the sites, and promoting off-site recycling and suppression of waste generation, to reduce the amount of waste for final disposal. We aim to contribute to creating a recyclable society through these efforts.

THE 4TH WASTE REDUCTION PROGRAM

Takeda has been continually promoting waste reduction activities since 1993. The 4th waste reduction program, which commenced in fiscal 2006, targets the following goal: "to reduce final disposal amount of industrial and non-industrial waste by 30 percent compared to the fiscal 2004 level by fiscal 2010," striving toward a reduction in the final disposal amount of waste. In order to attain this goal, we have been promoting efforts to reduce the final disposal amount of waste, such as via the intensive promotion of separate waste collection and recycling to the utmost extent at sites, while also preferentially selecting waste treatment companies who promote recycling and reutilization after the intermediate treatment of waste. Consequently, the final disposal amount of waste in fiscal 2006 amounted to 217 tons, 25 percent down from the fiscal 2004 level. We will continue to promote efforts toward accomplishing this goal.

Takeda's 4th Waste Reduction Program

Reducing final disposal amount of industrial and non-industrial waste by 30% compared to the fiscal 2004 level by fiscal 2010

Achievement in Fiscal 2006

Final disposal 217 tons

[illegible]

ACHIVEMENTS IN FISCAL 2006

The final disposal amount of waste of the Takeda group was 1,188 tons. Although this amount represented a slight increase over the previous year because of expansion of our operations, we will advance activities such as the promotion of recycling. As for waste outsourced to external companies for treatment, Takeda appropriately manages the manifest of industrial waste to prevent illegal dumping or inappropriate handling of waste, while responsible persons of each site regularly visit commissioned waste treatment sites to ensure waste from the Takeda group is being properly handled. When conducting inspections at these external sites, we use checklist to ensure there is no problem.

FUTURE EFFORTS

Toward the accomplishment of the goal set in the 4th waste reduction program, Takeda will continue to promote thorough waste reduction activities, including further review of recycling. In addition, we intend to expand our approach toward waste reduction via group-wide activities and set a group-wide goal, aiming to enhance the activities of the whole Takeda group.

Trend of waste generation, release, final disposal


(K tons)
80
60
40
20
0
51
22
1.2
'04
'05
'06
FY
Generation
Release
Final disposal

Data collection sites: Global production and research sites of the Takeda group
Waste: The total sum of non-industrial and industrial waste and valuable resource

Reduction in Emissions of Chemical Substances

Takeda has been using a wide variety of chemical substances in the course of manufacturing and the research & development of pharmaceutical products. Risky chemicals for human health and the environment may be included in these chemical substances. Takeda has been promoting efforts to reduce the amounts of these chemical substances released into the environment to the minimal level, while also managing them properly and ensuring full understanding of the actual state of release.

Takeda has implemented measures to reduce chemicals emissions, such as the installation of activated carbon adsorption equipment and combustor for exhaust gases, and a reduction in the on-site usage of chemical substances by outsourcing, and will continue to strive for the proper management of such chemical substances in order to maintain this reduction status.

59 substances were designated as the PRTR (Pollutant Release and Transfer Register)-reported substances in the overall Takeda group for fiscal 2007 because of the business diversity of the group. As to the amount of chemical substances released into the air, acetonitrile was the largest in quantity with 64.6 tons, a 12 percent decrease over the previous year. Following this, dichloromethane, toluene and 1,4-dioxane were released into the air in amounts exceeding 10 tons respectively. The overall total of the amount released into the air was 135 tons, a 5 percent decrease over the previous year.

PRTR Data Reported (From April 2006 to March 2007)

(Unit: tons)

Chemical Substances	Releases				Transfers		
	Air	Public water bodies	Land	Total	Sewerage	Off-site	Total
Acetonitrile	64.6	0.0	0.0	64.6	0.4	341.1	341.5
Dichloromethane	23.4	0.0	0.0	23.4	0.0	448.9	448.9
Toluene	14.8	0.0	0.0	14.8	0.0	333.2	333.2
1, 4- Dioxane	12.5	0.0	0.0	12.5	0.0	0.0	0.0
1, 2- Dichloroethane	8.8	0.0	0.0	8.8	0.0	0.8	0.8
Nickel compound	0.0	7.1	0.0	7.1	0.0	0.0	0.0
Benzene	5.6	0.0	0.0	5.6	0.0	0.1	0.1
Chloroform	2.7	0.0	0.0	2.7	0.0	1.3	1.3
Formaldehyde	1.1	0.5	0.0	1.6	0.0	0.0	0.0
Trichlorofluoromethane	1.6	0.0	0.0	1.6	0.0	0.0	0.0

Data collection sites: Japanese production and research sites of the Takeda group   Chemical substances are shown where the total amount of releases exceeded 1 ton.

Air and Water Quality Conservation

Takeda voluntarily establishes in-house standards, which are more stringent than those required by the Air Pollution Control Law and Water Pollution Control Law, regulations of local governments or regional agreement with local governments and through regular environmental monitoring, compliance with such standards is maintained. When a value exceeding the level of the in-house standard is found during regular monitoring, we immediately determine and rectify the causes of the problem, striving to maintain the problem-free status. This is specified in the "Takeda Group's Standard for Environmental Protection and Accident Prevention Work," where similar management has been implemented at the global sites of the Takeda group. We also implement regular monitoring in terms of noise and unpleasant odor, confirming their compliance.

Trend of SOx Emissions


(tons)
500
250
0
329
'04
'05
'06
FY

Trend of NOx Emissions


(tons)
500
250
0
357
'04
'05
'06
FY

Trend of Dust Emissions


(tons)
100
50
0
45
'04
'05
'06
FY

Trend of COD Release


(tons)
1200
600
0
777
'04
'05
'06
FY

Data collection sites: Global production and research sites of the Takeda group

**Prioritizing the control of environmental impacts during the production process, we implement various measures to fulfill the goal.
We also strive toward integrated measures for accident prevention.**

Environmental Impacts Associated with Takeda Group Business Activities

Input energies

Total energy input: 7,277million MJ
(Crude oil equivalent): 187,755 kL

Major energy resources
Purchased electricity: 237,291 MWh
Heavy oil: 88,543 kL
City gas: 28,870K m^3
Coal: 2,890 tons

Input water resources

City water: 3,664K m^3
Industrial water: 5,892K m^3
Groundwater: 513K m^3


Research and Development
Production
Products

Release into air

CO_2: 460K tons-CO_2
SOx (sulfur oxides): 829 tons
NOx (nitrogen oxides): 357 tons
Dust: 25 tons
PRTR designated substances: 135 tons

Release into water

Effluent volume: 8,158K m^3
COD: 777 tons
Total phosphorus: [illegible] tons
Total nitrogen: 443 tons
PRTR designated substances: 8 tons

Release of waste and others

Generated waste: 22,174 tons
Final disposal: [illegible] tons
Recycled waste: [illegible] tons
Used packaging materials: [illegible] tons
([illegible] with the Container and Packaging Recycling Law)

Compilation Method of Environmental Data

Data collection period: From April 1, 2006 to March 31, 2007

Data collection sites: Global production and research sites. However, in regard to the PRTR designated substances, total phosphorus and total nitrogen, production and research sites in Japan only.

Accident Prevention

APPROACH TO ACCIDENT PREVENTION

Takeda prepares "Policies on Accident Prevention" every fiscal year, based upon which each business unit establishes a concrete plan involving the adoption of approaches to both "hardware" and "software" for accident prevention.

As for accident prevention at a plant, we emphasize countermeasures against risks involving static electricity, which has often been reported on recently as a cause of fire and explosive accidents in other companies, as well as countermeasures against leakage of gasses and liquids and intensive inspections of equipment for the "hardware" aspect. Charging and discharging of static electricity is phenomenon often observed during winter; therefore, if it should lead to the ignition of flammable gases and powder dust, it may cause a major accident. Consequently, we continue to pursue work to eliminate any risk of static electricity.

Countermeasures against Static Electricity

- Earthing and bonding of facilities
- Measurement of electric potential of equipments in operation
- Making filters, hoses, etc conductive
- Wearing antistatic working clothes and shoes
- Floor coating with conductive resin, etc

In addition, as for countermeasures against earthquakes at important production facilities, we have promoted the use of equipment such as seismoscopes, which deliver a signal when a certain level of tremor is detected, as well as emergency shutdown valves, which are activated by the signal. In the case of an earthquake, this equipment works to cut off the supply of fuels, including gas and heavy oil, to prevent secondary disasters, such as fires. As for the software aspect, we have further promoted the enhancement of the "Accident Prevention Manual." In this manual, abnormal phenomena envisioned according to each manufacturing process and countermeasures against such matters are specifically described. Furthermore, regarding intermitting operation, which is considered to have a relatively higher potential for accidents, we have implemented the revision and further improvement of the "Manual for Intermitting Operation." These are the set of materials used for various educational and training programs, while promoting prevention of accidents and disasters as well as striving to inherit accident prevention technology. These accident prevention measures are the efforts of the overall Takeda group production sites.

Intermitting Operation

Intermitting operation means operations involving work procedures which are not performed continually or repeatedly on a routine basis; namely - repair work on equipment, inspection tasks, troubleshooting and startup and ending operations of the production process, etc. Intermitting operation is characterized by the frequent occurrence of accidents compared to stationary operations, for reasons such as the fact these operations are less frequently conducted by the operators, and take place while being operated under conditions of methods, procedures, and a management structure lacking clear specification in general.

Meanwhile, Takeda considers it vital to understand the physicochemical properties of medicines, as well as establishing a proper manufacturing operation with the method best suited for properties of each medicine, in order to enhance safety against fire and explosion during the manufacturing process. For this reason, Takeda implements the risk assessment of both R&D pipelines and process at the initial stages of research and development, striving to establish a safer manufacturing process.

In addition, based on the premise that a major accident never occurs unannounced, it is inevitable that some minor accidents will occur beforehand. Takeda considers sustained and committed efforts, such as the positive clarification of 'near miss' cases of accidents; and sharing accident information having previously occurred, both inside and outside the company, will help lead to safety and the promotion of such activities.

Risk assessment of candidate compounds and process

- Thermal hazard
- Chemical hazard by friction and impact
- Chemical reaction hazard
- Risk of dust explosion, etc.

Environmental Accounting

Takeda has long assessed and managed the amount of investment and expenditure for environmental protection since fiscal 1980.

The total environmental protection costs: business area costs, upstream and downstream costs and administration costs were calculated in accordance with the "Environmental Accounting Guidelines 2005" by the Ministry of the Environment and "Accounting Guidelines for Chemical Companies" by the Japan Chemical Industry Association, with the results shown as indicated on the right.

In fiscal 2006, the amount of investment on environmental protection costs was approximately ¥300 million, with expenditure of ¥2.1 billion. As to the investment amount, it was largely dominated by the costs of renewing the aging equipment of the environmental protection facilities. The economic effect of the energy conservation was equivalent to approximately ¥220 million. In addition, the facility investment spent on renewing aging facilities and building construction work to enhance earthquake safety was implemented with expenditure of ¥2.2 billion.

Environmental Protection Costs (Unit: millions of yen)

Category		Investment	Expenditure
Business area costs	Pollution prevention costs	78	609
	Global environmental protection costs	5	3
	Resources circulation costs	213	1,062
Upstream/downstream costs		—	21
Administration costs		2	377
Total		299	2,072

- Data collection period: April 1, 2006 to March 31, 2007
- Data collection sites: Osaka Plant, Hikari Plant and Tsukuba Research Center

In accordance with the compliance program, we have instituted company-wide criteria, striving to establish a fair and impartial relationship with suppliers.

OUR CONCEPT REGARDING COMPANY-WIDE PUCHASING ACTIVITIES

In accordance with Takeda-ism, Takeda has continually been conducting purchasing activities of raw materials and related equipment in compliance with all relevant laws an regulations, including the antitrust laws and laws for the prevention of payment arrears to subcontractors' charges, etc. and with the "Guidance for Purchasing Affairs," which describes the implementation of sincere purchasing activities as a concept of our purchasing activities philosophy. Consequently, Takeda endeavors to establish and maintain a responsible partnership with suppliers based on the concepts of fairness and sincerity. In addition, in December 2006, Takeda instituted the "Departmental Purchase Criteria" and the "Company-wide Guidance for Purchasing Affairs" with the aim of ensuring the further implementation of compliance for the purchase of indirect materials and services as well as for raw materials and related equipment.

Takeda introduced a system that designates and registers employees in charge of purchasing activities in each department. The Company has established various approaches to ensure the definitive enhancement of compliance, including training regarding purchasing activities by external instructors that is regularly conducted for those designated and registered employees.

PURCHASING ACTIVITIES BASED ON THE PARTNERSHIP

In the pharmaceutical industry, it is especially important, as compared to other industries with many suppliers, to establish business "partnerships" with relatively limited number of suppliers capable of providing high-quality raw materials and ingredients, of maintaining superior facilities on a continuous and stable basis, and of conforming to the stringent manufacturing regulations of Japan, the U.S.A. and the E.U. applicable to pharmaceutical products. Therefore, Takeda implements comprehensive assessments of suppliers, which are designed to evaluate and confirm their management system, including quality, GMP and ability to meet delivery dates, etc., as well as their business continuity plan and commitments toward CSR.

Alternatively, Takeda also receives CSR surveys from suppliers regarding our stance toward CSR, the environment and employees. We sincerely cooperate with them to strive to establish an excellent and effective partnership with such suppliers whom we understand and respect their stance and view on CSR through the survey requests.



Pharmaceutical Production Div. Futoshi Takakura

Production Process of Pharmaceutical Products and Relationship with Suppliers


Packing materials
Raw materials for pharmaceutical products
Raw materials (Intermediates)
Production facilities of bulk compounds
Bulk compounds (On-site)
Production facilities of processing pharmaceutical products
Products
Bulk compounds (Off-site)
Procurement of raw materials
Procurement of other materials
Procurement of production equipment and facilities

Basic Purchasing Policy

We implement bona fide purchasing activities in line with Takeda-ism; representing fairness and honesty. The Company pledges to strive for enhancement the corporate value and continuous business growth as well as achieving the management mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products" on a global scale through purchasing activities.

Purchasing Ideal

- In order to develop superior pharmaceutical products and contribute to the business progression of the Company, the General Purchasing Department buyers and staff shall obtain the best and most economical materials from global purchasing markets in a stable manner; competing with the purchasing staff of other global pharmaceutical companies.

Compliance

Compliance with relevant laws and regulations

- Comply with all related statutes such as antitrust laws and laws for the prevention of payment arrears to subcontractors' charges, etc

Conformity to purchasing ethics

- Conform to social and corporate ethics and good purchase practices.
- Do not request unjustifiable discounts and/or compensation from any suppliers when selecting suppliers or making decisions on prices during purchasing affairs.
- Do not have personal interest with any suppliers.
- Do not receive, demand or promise unjustifiable interests (money, goods, hospitality, favors, etc.) through influence peddling.

Relationship with Suppliers

Cooperative relationship with suppliers

- Maintain an equal, impartial and fair attitude toward suppliers and strive to build a cooperative and trusting relationship and/or appropriate partnership with the latter.

Assessment of suppliers

- Regularly implement a fair, transparent, objective and reasonable assessment of suppliers with the aim of maintaining a stable relationship with excellent suppliers in aspects of technology, quality, price, supply capacity, stability of management and sociality, etc.

Response to applications for new accounts

- Takeda sincerely deals with applicant suppliers wishing to be partners, by providing each with an impartial and fair opportunity to enter, regardless of nationality, region or size, and responds to unsuccessful suppliers by stating specific reasons.

Confidentiality

- Ensure a confidentiality agreement is made with each of the suppliers and do not use any confidential information of suppliers made known to us over the course of implementing purchasing affairs for any other purpose other than the transaction in question or disclose such to third parties.

Response to Environmental Issues

- Comply with relevant environmental laws and regulations and prioritize the purchase of materials with a reduced environmental load and ecologically friendly products.

Aiming to establish a corporate culture that encourages employees to work with energy and enthusiasm; Takeda is proactively promoting global efforts.

EMPLOYEES' HUMAN RIGHTS

Takeda has been conducting business activities based on the "Takeda Code of Compliance Standards," which defines Takeda's compliance standards, as well as required compliance with employment-related laws and regulations regarding the labor hours, minimum wages, child labor, and forced labor, etc. in each country. The "Takeda Code of Compliance Standards" prohibits not only unfair discrimination on the basis of nationality, race, ethnic background, belief, religion, gender, age, handicap, disease and social status but also other discriminatory treatment and harassment, while it also stipulates our commitment to avoid such matters. Takeda respects human rights from global perspectives in accordance with the code.

GLOBAL HUMAN RESOURCES POLICY

Takeda has established the Human Resources Vision: "we develop a high-performance, results-oriented culture within our organization with motivated employees who take pride in and find a sense of accomplishment from their work." as a basic human resource principle. Takeda has previously implemented various reforms in terms of personnel affairs, and these initiatives have been compiled into the "Human Resources Philosopies" in order to realize the "Human Resources Vision." These philosopies describe the basic principles and concept regarding the personnel system and its operation, such as recruitment, assignment, development, assessment and compensation, and the Company implements human resources programs based on the philosophies.

Based on the 2006 - 2010 Medium-Term Management Plan, we have been proactively and intensively working to establish effective and efficient human resource management from global perspectives for "growth toward a world-class pharmaceutical company with Japanese Origin." The Strategic Global HR is striving to develop a work environment where every single employee can be active as a "professional" in the rapidly changing market environment.



Takeda Pharma GmbH (from left) Karin Schüttler, José-Luis Infantes, Sandra Alavanja

DEVELOPMENT OF GLOBAL LEADERS

In alignment with rapidly expanding business opportunities worldwide, Takeda has been proactively developing talented employees who can be a global leader of the company, regardless of different cultural and environmental backgrounds. A new global leader development program named "Takeda Leadership Institute" has started from April 2007 with participants from all Takeda organizations worldwide. The first module was held in Singapore. This program is positioned as a key part of our leadership development programs, and employees participating in the program are expected to achieve the goals stated below:

Performance Goal of the Takeda Leadership Institute

- Having a clear profile of leadership, expected as a role model of leaders in the group
- Understanding differences of culture and business environment in each part of the world, and learning how to improve cross-cultural communication
- Establishing a global human network within the group

In Japan, Takeda provides a training program to develop next-generation leaders. This program is designed to provide educational opportunities for motivated and ambitious young talent by offering opportunity for employees to apply directly for the program, in addition to recommendations from each division. We will further enhance the human exchange from a company-wide and a global perspective, for the purpose of developing global talent who can lead business activities from the global standpoint.

TRAINING PROGRAM FOR THE ENRICHMENT OF THE HUMAN RESOURCE PIPELINE

Takeda is also focused on developing autonomous professionals who are capable of fulfilling our mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," as well as leadership development, and has established an educational training system to strengthen expertise and professional skills of employees.

Takeda provides training programs designed for each function - research, development, marketing, and production, etc. - with the aim of learning specialized knowledge as well as technical skills, and also have programs classified and delivered according to each stage of career - new employees, mid-career employees and newly-appointed managers, etc. In addition, the Company also focuses on reinforcing the organizational strength through support toward employees, wishing to strengthen their individual capabilities; namely the provision of training programs using e-learning courses as educational materials, in order to strengthen business and English skills.



Takeda Leadership Institute: the first module in Singapore

Takeda is engaged in improving the business environment, where employees can devote every effort wholeheartedly, by fair assessment and reward based on individual accomplishment.

Takeda Global Awards

On June 12, 2006, the Company organized the "Takeda Global Awards" - an opportunity to recognize employees from the entire Takeda global organizations who have made outstanding accomplishments. The "Takeda Global Awards" which is held biennially was established with the aim of achieving the following:

1 Enhancing the awareness of Takeda-ism

2 Fostering a strong sense of unity as the Takeda group

3 Developing a corporate culture to be awarded

The "Takeda Global Awards" is designed to commend individuals and/or groups who embody Takeda-ism and where it is appropriate to introduce their attitude to the global Takeda group employees, and in fiscal 2006, the awards were presented to 103 employees from global sites, including Japan, Europe, the U.S. and Asia.

Takeda has set June 12 - the company founding day - as the "Global Takeda-ism Day," striving to ensure Takeda-ism permeates throughout the entire group.

Japan

UTILIZATION OF DIVERSIFIED PERSONNEL

Takeda considers it vital to adopt the flexible use of human resources, regardless of gender and age. In Japan, Takeda has introduced a performance-based personnel system from as early as late 90's and has enhanced the system toward a performance-based and capability-based system, totally free of the influence of gender, age and academic background.

In response to the increased social demand for employment creation for females and aged individuals in Japan, Takeda is promoting the utilization of female employees as well as reviewing the reemployment system for aged individuals who reached mandatory retirement age. In fiscal 2006, Takeda launched the "Takeda Women's Network," which was designed for female employees to discuss problems and propose ideas for solution for themselves, from the viewpoint of creating a better work environment where women can be more active. Furthermore, Takeda also organized the "Female MR meeting," in which female MRs met together and exchanged opinions on many topics including career designing.



Awarding Ceremony of the Takeda Global Awards

080-35071

WORK-LIFE BALANCE

Domestic social trends in Japan, such as declining birthrate and increasing aging population, expanded business opportunities for women, and the change in the work environment, requires a more effective and diversified working styles. Currently, Takeda is implementing various approaches, aiming to realize the "work-life balance." One of such approaches is to review the working hour management. Takeda has introduced a variety of systems, such as a "de facto working hours system," for MRs who spend most of the time working outside the office and a "modified working schedule system" -staggered office hours - for those who spend many hours communicating with overseas sites. As for childbirth and nursing, the Company enhances its follow-up system to support those employees who give birth, while encouraging male employees to take paternity leave. We have also introduced a "system of taking consecutive holidays," which encourages employees to take consecutive holidays to take rest and refresh themselves mentally and physically, completely away from daily business environment. This will also help develop an environment and atmosphere which facilitate employees to take their holidays as planned.

In addition, Takeda also implemented an employee survey on corporate culture and employee satisfaction for all its employees, to know what is required to foster a corporate culture where employees are encouraged to work with energy and enthusiasm. Based on the survey results, active discussions have been made on specific subjects such as "what kind of approaches are required at each work site," and "what role each of the employees should play toward improvement of the work climate," etc. Currently efforts are being made to successfully improve the work environment.

SAFETY AND HEALTH OF EMPLOYEES

In Japan, Takeda has established the "Takeda Total Human Safety net (THS)," for supporting the both mental and physical health management of employees. THS has launched the "Employee Assistance Program (EAP)," whereby employees can consult external specialists, such as doctors and clinical psychotherapists, via the Internet, in addition to the conventional periodic health checkups as well as health guidance provided by the internal healthcare staff. In addition, we also provide support for those who are on medical leave from work to return smoothly. Takeda also provides support for employees who had to leave the company due to illness or injury after long-leave of absence, and to ensure such employees and their families a stable life for future.

Trend of frequency rate of occupational accidents


2.0
1.5
1.0
0.5
0.0
1.90
1.19
0.38
'02
'03
'04
'05
'06
FY
All industries
Pharmaceutical industry
Takeda Pharmaceutical Company Limited

*Frequency rate refers to the number of casualties per 1 million total of net working hours.



Employees producing pricing materials



LI Takeda Employees performing packing work

●LI Takeda Ltd. is Takeda's special subsidiary under the relevant law established in 1995, aiming to promote the employment of handicapped people. This has been the first example in the pharmaceutical industry, and operates with the Management Mission of "being a friendly company for handicapped workers." Forty-four handicapped people are employed among a total of fifty-four employees, and they comprise the majority of the workforce at the company. The company is engaged in business operations at Takeda facilities, including printing, cleaning, processing packaging materials and laundry, whereby each of the employees strives toward social independence through activities such as the production of brochures, leaflets, posters, etc. and the bagging of promotional tools.

●The employment rate of handicapped people at Takeda, as of the end of fiscal 2006 was 1.95 percent.

Takeda Global

We introduce the "aspirations" of global Takeda employees, engaged in the new drug



Koji Fukatsu

Research head, Medicinal Chemistry Research Laboratories, Pharmaceutical Research Div.

I was involved in the syntethic aspect of the *Rozerem* research project. In those days, many pharmaceutical companies were engaged in the fierce competition to develop insomnia medicines; therefore, the pace to discover promising compounds was our key concern.

We were reminded of this truth day after day; even after solving one problem, another challenge waited ahead. However, we encountered various surprises and new discoveries obtained through daily research activities, which helped motivate us toward the next step.

Fortunately, we have successfully discovered ramelteon - an active ingredient in *Rozerem* - within a relatively short time period. I think this success was due to nothing less than the collective efforts by all the members engaged in the project, striving with perseverance to "create this medicine by all means." In this context, *Rozerem* represents all members' aspirations; namely a crown achievement of Takeda-ism, in my opinion.

As a member of the *Rozerem* project team, I sincerely hope that as many insomnia sufferers as possible can live healthily every day because of *Rozerem*.

● Kojī Fukatsu received one of the first Takeda Global Awards in fiscal 2006, for his contribution to the discovery of *Rozerem*.



Tracy Baldwin

Manager, EU Regulatory Operations, Takeda Global Research & Development Centre (Europe) Ltd.

As head of EU Regulatory Operations, I was accountable for the compilation and delivery of the EU Regulatory Submissions for "*Rozerem*."

The Regulatory Submissions goal for *Rozerem* in Europe represented an extraordinary challenge. The *Rozerem* team set the aggressive target of ensuring regulatory submission three months ahead of the original schedule, in order to deliver *Rozerem* to patients as soon as possible. Through the demonstrated Takeda-ism and commitment of the team, we were able to accomplish the submission four months ahead of the original schedule.

I believe this remarkable accomplishment was due to our team adopting a constructive approach to the entire submission procedure, and contributing to these efforts was the publication of Takeda's fully navigable EU Electronic Submission. In particular, the adoption of this electronic submission, rather than the conventional procedure of submitting paper documents, was the key feature allowing us to substantially shorten the period required for submission preparation. Introducing these new electronic submission process was critical to our success. Currently, the submission procedure has been completed and I really hope that *Rozerem* will be approved at the earliest possible date and become a novel treatment option to help patients who are unsatisfied with existing insomnia medication on the European market.

Research Development

Meeting

"*Rozerem*," toward the project living up to Takeda-ism - their common principle.





John Cooney

Head of Quality Control Takeda Ireland Limited

Since *Rozerem* was the first film coating and tablet printing for Takeda Ireland Limited (TIL), we had some challenges to tackle. However, we successfully managed to overcome such hurdles through close cooperation with the Pharmaceutical Technology R&D Laboratories in Osaka, and through purchase of high-spec manufacturing equipment. Through a process of trials, we were also able to gain valuable knowledge and experience.

Staff members, including myself, always keep in mind that we are working for patients who will ultimately take *Rozerem*. In Europe, compliance with GMP*1 is an absolute must and in particular, the role of "Qualified Person"*2 is seen as vital in accordance with EU's directives. This qualified person must ensure that all aspects of quality, efficacy and safety of the pharmaceutical product are satisfactory before approval of the batch for commercial use. With Takeda-ism in mind, we will continue to rigorously implement *Rozerem* quality control to deliver high-quality pharmaceutical products to doctors and patients, while emphasizing a role of Quallified Person as well as other quality assurance functions.

- John Cooney received one of the first Takeda Global Awards in fiscal 2006, for his contribution to Production efforts for *Rozerem*.

*1 Regulations for pharmaceutical product manufacturers to obey in order to manufacture good quality products, while implementing quality control at each phase of the production process

*2 A person with the overall responsibility in terms of commercial release of pharmaceutical products

Production

Mindy Hamilton

MR in charge of Rozerem, Takeda Pharmaceuticals North America, Inc.

I started at Takeda in 2003 promoting *Actos*. That was a wonderful experience and I've enjoyed working for Takeda. When I was asked to help launch *Rozerem*, I was extremely excited about the opportunity. *Rozerem* has opened up a world of possibilities as the first and only non-scheduled product for insomnia, which means that studies have shown no scientific evidence that *Rozerem* will lead to abuse or dependence. It has also opened doors in a tough market - Minnesota.

The most amazing thing about promoting *Rozerem* is realizing that the simplest things about it can say so much, and people are responding. This product allows people to sleep well, which makes a world of difference.

I am really proud of this drug and am confident in the future. When I detail the product, people always want to know more. While passion is key to promoting anything, I know that being passionate about *Rozerem* makes a true difference. Relying on the values of Takeda-ism including honesty and integrity in my everyday work also makes a difference to me and to the people I interact with.

We haven't fulfilled the full potential of *Rozerem*, but we're on our way. I am excited now to work with *Rozerem*, and will continue to be excited for years to come.

Marketing



Financial Section

Contents

REVIEW OF OPERATIONS AND FINANCIAL CONDITION

Takeda Pharmaceutical Company Limited and Subsidiaries
Year ended March 31, 2007 (Fiscal 2006)

In Japan, the ethical drug market recorded negative growth for the first time in six years under the tough environment due to implementation of measures specifically promoting the use of generic drugs, and also to special price reductions and re-pricing for those drugs that have generic versions, in addition to the usual price revisions under the National Health Insurance (NHI) in April 2006. For the future, it is estimated that the market growth will remain as low as the level ranging from one through two percent (1%-2%) under the environment in which the measures for constraint of expenditures for drugs will be promoted as indicated by ongoing discussion on the possibility of an annual revision of NHI drug prices instead of current biannual frequency; the reduction of drug prices separately from the actual market prices, and an introduction of prospective payment system for medical services for elderly outpatients, etc.

In the United States, which accounts for nearly fifty percent (50%) of the world's ethical drug market, although the market growth has increasingly slowed due to the expiration of patents of several major products and the subsequent expansion of usage of generic products, and the impact of prescription-to-OTC switches, the market growth last year was eight percent (8%) due to the implementation of Medicare Part D* which went into effect in January 2006. Each of the market segmentations for core therapeutic areas, which the Company focuses on, recorded a growth, however, the competition among the products has been intensifying partially because of the substantial expansion of generic products, etc.

Likewise, in the European market, the growth rate is moderate by one through two percent (1%-2%) due to the continued policy of constraint of expenditures for drugs enforced in each country and parallel imports being active from the countries in which the drug prices are lower.

On the one hand, with respect to research and development, the pharmaceutical industry worldwide seems to face difficulty in achieving technical innovation and the number of new product launch tends to be decreased while the patents for the existing major products are being expired. Accordingly, competition among companies has been further intensifying. Against this backdrop, the trend toward corporate integration has continued for such purposes as strengthening pipelines by acquiring products in the R&D process and covering growing R&D costs. Accordingly, competition among companies has been further intensifying.

Net sales increased ¥93.0 billion (7.7 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,305.2 billion (Graph 1, Table 1).

*Outpatient prescription plans under the public medical insurance system for the elderly.
While the coverage of Medicare was previously specified to cover the "expenses of hospitalization" and "medical services fees for outpatients," the inclusion of "prescription drug fees for outpatients" in such coverage has been received favorably because the elderly will have easier access to the medication they require.

NET SALES PROPORTION OF OVERSEAS SALES [Graph 1]


643.5
1,200
(Unit: Billions of Yen)
900
600
300
0
NET SALES
60
(%)
49.3%
45
30
681.7
15
0
PROPORTION OF OVERSEAS SALES
'01
'02
'03
'04
'05
'06
FY
Proportion of overseas sales
Domestic sales
Overseas sales

NET SALES BY REGION [Table 1]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 06/05	% change 05/04
Japan	661.7 50.7%	675.1 55.7%	644.5 57.4%	(2.0)%	4.7%
North America	426.6 32.7%	335.9 27.7%	287.4 25.6%	27.0%	16.9%
Europe	192.0 14.7%	180.2 14.9%	171.6 15.3%	6.5%	5.0%
Others	25.0 1.9%	21.0 1.7%	19.4 1.7%	19.1%	8.1%
Total	1,305.2	1,212.2	1,123.0	7.7%	7.9%

Notes: 1. Lower figures refer to proportion of net sales.
2. Figures in parentheses indicate a decrease.

• In addition to a substantial increase in the sales of Actos, a diabetes treatment, by the U.S. subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA"), a steady expansion of Actos in Japan and Europe contributed to the growth in the sales of ethical drugs (Table 2).

• As a result of the weakened yen against the U.S. dollar and the euro, there was a positive impact in net sales by ¥22.8 billion.

• Sales of in-house ethical drugs, including sales by equity-method affiliates, increased ¥127.4 billion (11.3 percent), to ¥1,254.1 billion (Table 2, 3).

Gross profit on sales increased ¥95.4 billion (10.3 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,025.5 billion.

• Gross profit ratio increased 1.9 points, as compared to that of the previous fiscal year, to equal a rate of 78.6%, due to the transfer of the beverage and food business, in addition to an increase in the sales of ethical drugs.

Operating income increased ¥55.7 billion (13.8 percent), as compared to that of the previous fiscal year, to an amount totaling ¥458.5 billion (Graph 2).

• Although selling, general and administrative expenses increased ¥39.7 billion (7.5 percent), as compared to that of the previous fiscal year, to an amount totaling ¥567.0 billion, an increase in gross profit on sales offset such increase in expenses and resulted in an overall operating income increase.

• R&D expenses increased ¥23.7 billion (13.9 percent), as compared to that of the previous fiscal year. An increase in these expenses were accelerated by an enhancement of research activities, promotion of development activities, and in-licensing and alliance activities, including the acquisition of a license to develop and market Hematide, treatment for chronic kidney disease/cancer related anemia, in overseas market (Graph 3).

• Apart from R&D expenses, selling, general and administrative expenses increased ¥16.1 billion (4.5 percent), as compared to that of the previous fiscal year, mainly due to an increase in selling

NET SALES OF INTERNATIONAL STRATEGIC PRODUCTS [Table 2]

(Unit: Billions of Yen)

		Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 06/05	% change 05/04
Leuprorelin	Consolidated	127.5	122.4	115.9	4.2%	5.5%
	Total global	184.8	182.5	178.1	1.2%	2.5%
Lansoprazole	Consolidated	150.7	159.9	160.0	(5.7)%	(0.1)%
	Total global	400.7	389.7	373.5	2.8%	4.4%
Candesartan	Consolidated	206.2	190.9	152.4	8.0%	25.3%
	Total global	206.9	191.3	152.7	8.1%	25.3%
Pioglitazone	Consolidated	336.3	243.8	193.0	37.9%	26.3%
	Total global	337.0	244.3	193.2	38.0%	26.4%

Notes: 1. Upper figures are consolidated net sales, lower figures are global net sales including affiliates accounted for by the equity method
2. Figures in parentheses indicate a decrease

NET SALES OF IN-HOUSE ETHICAL DRUGS BY REGION [Table 3]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 06/05	% change 05/04
Japan	382.5 30.5%	370.3 32.9%	335.8 33.0%	3.3%	10.3%
Overseas	871.6 69.5%	756.4 67.1%	682.0 67.0%	15.2%	10.9%
Americas	682.7 54.4%	584.7 51.9%	526.8 51.8%	16.8%	11.0%
Europe	168.0 13.4%	155.3 13.8%	142.1 14.0%	8.1%	9.3%
Asia	20.9 1.7%	16.4 1.5%	13.2 1.3%	27.6%	24.5%
Total	1,254.1	1,126.7	1,017.7	11.3%	10.7%

Notes: 1. Includes sales of equity-method affiliates
2. Lower figures refer to proportion of net sales.

OPERATING INCOME [Graph 2]



(Unit: Billions of Yen)
(%)
458.5
13.8%
OPERATING INCOME
RATE OF GROWTH (Compared with previous fiscal year)
'01
'02
'03
'04
'05
'06
FY
Rate of Growth (Compared with previous fiscal year)
Operating Income

R&D COSTS AND RATIO TO NET SALES [Graph 3]



(Unit: Billions of Yen)
(%)
193.3
18.5%
14.8%
R&D COSTS
RATIO OF R&D COSTS TO NET SALES
'01
'02
'03
'04
'05
'06
FY
Ratio of R&D Costs to Net Sales
Ratio of R&D Costs to Net Sales in Ethical Drug Business
R&D Costs

costs arising from the launching of new products, commencing in 2005, such as Rozerem for treatment of insomnia, Actoplus Met and Duetact for treatment of type 2 diabetes, and Amitiza for treatment of chronic idiopathic constipation by TPNA.

Income before income taxes and minority interests increased ¥107.4 billion (20.7 percent), as compared to that of the previous fiscal year, to an amount totaling ¥625.4 billion.

- Interest income increased ¥20.9 billion (68.2 percent) as compared to that of the previous fiscal year, to an amount totaling ¥51.7 billion, mainly due to a rise of the interest rate in the U.S.
- Equity in earnings of affiliates increased ¥12.0 billion (22.2 percent) as compared to that of the previous fiscal year, to an amount totaling ¥66.2 billion. Within this item, the equity in earnings of TAP Pharmaceutical Products Inc. ("TAP"), the U.S. equity-method affiliate, increased ¥8.9 billion (17.0 percent), as compared to that of the previous fiscal year, to an amount totaling ¥61.0 billion.
- There was a gain from transfer of the beverage and food business of Takeda Food Products, Ltd., which was a subsidiary of the Company, to House Wellness Foods Corporation, a joint venture of House Foods Corporation and the Company, a gain from a partial transfer of the shares of Wyeth K.K. to Wyeth, in the U.S. and a gain from the transfer of shares of Mitsui Takeda Chemicals, Inc. to Mitsui Chemicals, Inc., all of which took place in April 2006, and were recorded as other income.

Net income increased ¥22.6 billion (7.2 percent), as compared to that of the previous fiscal year, to an amount totaling ¥335.8 billion (Graph 4).

- As a result of an increase of income before income taxes and minority interests, consolidated net income posted an increase, more than offsetting an increase in tax expenses, including additional tax of ¥57.1 billion paid during the first half based on the notice of correction issued by the tax bureau in Japan in accordance with the rules on transfer pricing taxation.
- Net income per share (EPS) was ¥386.00 with an increase of ¥32.53 as compared to that of the previous fiscal year (Graph 5).
- Return on equity (ROE) was 14.1 percent with a decrease of 0.3 points as compared to that of the previous fiscal year.

NET INCOME [Graph 4]


335.8
300
200
100
0
60
(%)
30
0
-30
7.2%
'01
'02
'03
'04
'05
'06
FY
NET INCOME
RATIO OF INCREASE
Ratio of Increase
Net Income

EPS AND ROE [Graph 5]


400
(Yen)
300
200
100
0
20
(%)
15
10
5
0
14.1%
'01
'02
'03
'04
'05
'06
FY
EPS
ROE
ROE
EPS

Results by Segment

1) Business Segments (Table 4, 5)

[Pharmaceuticals Segment]

The Pharmaceuticals segment posted net sales of ¥1,202.8 billion, an increase of ¥128.3 billion (11.9 percent) compared with the previous fiscal year, and operating income increased ¥60.1 billion (15.5 percent) compared with the previous fiscal year to amount totaling ¥448.2 billion.

• The Ethical Drugs Business posted net sales of ¥1,144.1 billion, an increase of ¥125.0 billion (12.3 percent) compared with the previous fiscal year.

The domestic sales of ethical drugs posted net sales of ¥514.9 billion, an increase of ¥21.5 billion (4.3 percent) compared with the previous fiscal year, absorbing the negative impact from the reduction in NHI prices implemented in April 2006, and from increasing competition with generic drugs.

While the reconstruction of Japan's regional medical care being underway with the background of the Law Relating to Structural Reform of Medical Care System in June 2006, the Company reorganized its domestic marketing organization, which used to consist of 13 branches and 156 sales offices, into a new one consisting of 12 branches, 19 regional groups and 74 sales offices in April 2007 in order to promptly respond to the needs of university hospitals and large hospitals that are highly specialized and have a great influence on local health care and to provide information more tailored to the needs in each geographic area.

Overseas sales of the Ethical Drugs Business posted net sales of ¥629.1 billion, an increase of ¥103.5 billion (19.7 percent) compared with the previous fiscal year.

In the United States, sales of Actos by TPNA posted net sales of $2,368 million, an increase of $584 million (32.8 percent) compared with the previous fiscal year, partly due to growth in the oral anti-diabetic drug market influenced by the start of Medicare Part D and the contribution of sales of Actoplus Met which was launched in November 2005. In addition, Rozerem, which was launched in September 2005, posted net sales of $88 million and Amitiza, which was launched in April 2006, posted net sales of $49 million. These new products' sales contributed to growth in TPNA sales.

In Europe, sales of Actos and other mainstay products increased, but sales of Lansoprazole decreased facing competition with generic drugs since its patent expired in major countries.

In August 2006, the Company established Takeda Pharmaceuticals Europe Limited in the UK, with the aim of enhancing sales and marketing functions in Europe. The new company is responsible for developing and promoting medium- to long-term strategies for the entire region of Europe. The new president was appointed late last year, and accordingly the company has established a structure to carry our full-fledged operation.

The Consumer Healthcare Business posted net sales of ¥58.7 billion, an increase of ¥3.3 billion (5.9 percent) compared with the previous fiscal year. Although sales of Benza increased, sales of Alinamin drinks, Scorba products and Hicee products declined.

[Other Segment]

Net sales for Other Business decreased ¥35.3 billion (25.6 percent) compared with the previous fiscal year to an amount totaling ¥102.4 billion, and operating income decreased ¥4.5 billion (30.4 percent) compared with the previous fiscal year to an amount totaling ¥10.2 billion.

• The sharp decline in net sales for Other Business compared with the previous fiscal year was due to the transfer of the beverage and food business of Takeda Food Products, Ltd. to House Wellness Foods Corporation in April 2006. With this transfer of

SALES BY BUSINESS SEGMENT [Table 4]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 2006/2005	% change 2005/2004
Pharmaceuticals	1,202.8	1,074.5	970.5	11.9%	10.7%
· Ethical drugs	1,144.1	1,019.1	914.8	12.3%	11.4%
Domestic	514.9	493.5	451.9	4.3%	9.2%
Overseas	629.1	525.6	462.9	19.7%	13.5%
· Consumer healthcare	58.7	55.4	55.7	5.9%	(0.4)%
Other	102.4	137.7	152.5	(25.6)%	(9.7)%

Note, Figures in parentheses indicate a decrease.

OPERATING INCOME BY BUSINESS SEGMENT [Table 5]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 2006/2005	% change 2005/2004
Pharmaceuticals	448.2 97.8%	388.1 96.3%	377.7 98.0%	15.5%	2.8%
Other	10.2 2.2%	14.7 3.7%	7.6 2.0%	(30.4)%	93.7%

Notes: 1. Lower figures refer to proportion of operating income.
2. Figures in parentheses indicate a decrease.
3. Business segment classifications changed from fiscal 2005. Fiscal 2004 information shown as per post-change classifications.

the beverage and food business, the Company's sales to Takeda Food Products, Ltd., which were previously not included in the sales of the Consumer Healthcare Business and were recorded as Intercompany sales, are included in the sales of the Consumer Healthcare Business to outside customers from this fiscal year, resulting in an effect of ¥5.0 billion.

2) Geographical Segments (Table 6)

Table 6 shows sales and operating income of each geographical segment.

Outlook for Fiscal 2007

[Consolidated net sales]

Consolidated net sales are expected to increase ¥84.8 billion (6.5 percent) from the previous year to an amount totaling ¥1,390.0 billion, mainly due to sales growth of products such as Actos, Blopress, Takepron and a drug for rheumatoid arthritis Enbrel in Japan, and Actos, Rozerem and Amitiza by TPNA in the U.S.

[Operating Income]

Operating income is expected to increase ¥11.5 billion (2.5 percent) from the previous year to an amount totaling ¥470.0 billion. In addition to progress in development activities and in-licensing and alliance activities, Takeda Cambridge Limited and Takeda Singapore Pte. Ltd., both acquired by Takeda in March 2007, will newly incur research expenses, which will result in considerable increase in overall R&D expenses. However, such an expansion in expenses are expected to be offset by the growth of gross profit due to increase in ethical drug sales.

[Consolidated net Income]

Consolidated net Income is expected to increase ¥44.2 billion (13.2 percent) from the previous year to an amount totaling ¥380.0 billion, though the equity in earnings of TAP is expected to decrease. In addition to extraordinary income from the transfer of shares in Wyeth K.K. and Takeda-Kirin Foods Corporations, ¥57.1 billion in the additional taxes paid in fiscal 2006 will have a positive impact as long as the comparison of fiscal 2006 and fiscal 2007 is concerned.

SALES AND OPERATING INCOME OF EACH GEOGRAPHICAL SEGMENT [Table 6]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 2006/2005	% change 2005/2004
Net sales	1,305.2	1,212.2	1,123.0	7.7%	7.9%
Japan	854.6	873.0	841.8	(2.1)%	3.7%
North America	307.8	214.2	170.2	43.7%	25.8%
Europe	132.5	116.7	103.1	13.6%	13.1%
Asia	10.3	8.3	7.8	23.1%	6.4%
Operating income	458.5	402.8	385.3	13.8%	4.6%
Japan	530.4	517.3	461.5	2.5%	12.1%
North America	89.4	32.6	44.4	174.2%	(26.6)%
Europe	32.7	24.6	17.7	33.0%	39.0%
Asia	2.0	1.6	1.4	23.3%	16.7%
Eliminations/Corporate	(196.0)	(173.3)	(139.7)		

Note: Figures in parentheses indicate a decrease.

[Outlook assumptions]

This outlook is based on the projected foreign exchange rates of US$1 = ¥115 and 1 euro = ¥155.

[Forward looking statements]

These projections for operating results are based on information currently available to management. Certain risks and uncertainties could cause actual results to differ from these projections.

Capital Employment and Financing (Table 7)

As of March 31, 2007, total assets increased ¥30.2 billion to ¥3,072.5 billion (Graph 6).

In contrast, total liabilities decreased ¥35.3 billion to ¥611.4 billion.

BALANCE SHEETS HIGHLIGHTS [Table 7]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004	% change 06/05	% change 05/04
Current assets	2,357.7	2,372.0	1,969.9	(0.6)%	20.4%
Property, plant and equipment	238.4	215.7	220.1	10.6%	(2.0)%
Investments and other assets	476.3	454.7	355.4	4.8%	27.9%
Total assets	3,072.5	3,042.3	2,545.4	1.0%	19.5%
Liabilities	611.4	646.7	499.2	(5.5)%	29.5%
Minority interests	—	47.2	44.8	—	5.3%
Shareholders' equity	2,461.1	2,348.4	2,001.4	—	17.3%

Notes: 1. From fiscal 2006, minority interests are included in net assets.
2. Figures in parentheses indicate a decrease.

TOTAL ASSETS [Graph 6]



(Unit: Billions of Yen)
3,000
2,000
1,000
0
3,072.5
'01
'02
'03
'04
'05
'06
FY

While Takeda currently has no loans or bonds outstanding, some consolidated subsidiaries have loans. Debt at the end of fiscal 2006 was ¥5.0 billion in short-term bank loans, including the current portion of long-term loans, and ¥2.1 billion in long-term loans.

As of March 31, 2007, Total equity was ¥2,461.1 billion. The shareholders' equity ratio increased from 77.2% at the previous fiscal year-end to 78.8%, and book value per share (BPS) increased ¥163.7 to ¥2,816.3.

Cash Flows (Table 8)

Cash flows for fiscal 2006 resulted in positive ¥21.5 billion.

Cash flows decreased by ¥340.5 billion from the previous year. This reflected the additional taxes paid based on the notice of correction, in accordance with the rules on transfer pricing taxation, and increased payments associated with return to shareholders, such as cash dividends and share buyback, though net income before tax adjustments increased.

As a result, cash and cash equivalents (marketable securities and time deposits that mature or are redeemable within 3 months of the date of acquisition) as of March 31, 2007 totaled ¥1,647.7 billion.

Capital investments made during fiscal 2006 review amounted to ¥38.5 billion.

Meanwhile, TPNA's new head office building was completed in October 2006.

Employees (Graph 7)

The total number of employees of Takeda and its subsidiaries decreased by 76 people to 14,993 as of March 31, 2007. In Japan, the number of employees decreased by 531 to 8,629, while the number of employees outside of Japan increased by 455 to 6,364.

Basic Policy for Profit Distribution and Dividends for Fiscal 2006 and 2007

1) Basic Policy for Profit Distribution

In order to ensure sustainable growth in corporate value, Takeda will continue to make strategic investments with the aim of enhancing its R&D pipeline in a way suitable to an R&D-oriented, world-class pharmaceutical company, and of improving its business infrastructure both in Japan and overseas. As for profit distribution, Takeda plans to buy back shares as needed, in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, as well as the stable enhancement of the dividend payout ratio.

Takeda's basic dividend policy, from a long-term perspective, is to maintain stable profit distribution that is appropriate to the company's consolidated financial results. At the same time, we plan to gradually increase the consolidated dividend payout ratio, targeting around 45% in fiscal 2010, the final year of the 2006-2010 Medium-term Management Plan.

CASH FLOW HIGHLIGHTS [Table 8]

(Unit: Billions of Yen)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Net cash provided by operating activities	209.3	373.8	295.5
Net cash provided by (used in) investing activities	116.4	6.6	(72.3)
Net cash used in financing activities	(315.9)	(89.3)	(73.9)
Effect of exchange rate changes on cash and cash equivalents	11.7	71.1	15.2
Net increase in cash and cash equivalents	21.5	361.9	164.5
Increase in cash and cash equivalents due subsidiaries	0.0	0.0	23.7
Increase in cash and cash equivalents, end of year	21.5	361.9	188.2

Note. Figures in parentheses indicate decreases.

NUMBER OF EMPLOYEES [Graph 7]


16,000
(Number)
12,000
8,000
4,000
0
14,993
6,364
(42.4%)
8,629
57.6%
'01
'02
'03
'04
'05
'06
FY
Domestic
Overseas

2) Dividend for Fiscal 2006 (Graph 8)
Takeda paid a year-end dividend of ¥68.00 per share. This, together with the interim dividend of ¥60.00 per share, achieved an annual dividend of ¥128.00 for the year ended March 31, 2007 (the consolidated payout ratio of 33.2%), an increase of ¥22.00 from the previous year.

3) Dividend for Fiscal 2007
For the year ending March 31, 2008, Takeda plans to pay an annual dividend of ¥160.00 per share (of which an interim dividend will be ¥80.00), an increase by ¥32.00 from fiscal 2006.

Risk Factors in Business
Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. Below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent any such occurrence insofar as possible, while fully identifying these potential risks — and will ensure a precise response in the event of their occurrence.

The future events contained in these items are envisioned as of the end of fiscal 2006.

1) Risk in R&D
While Takeda strives for efficient R&D activities aimed at launching new products in the trilateral markets of Japan, the United States and Europe as early as possible, ethical drugs are in nature only allowed placement on the market when they have been approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, whether they are in-house developed or licensed compounds.

CASH DIVIDENDS PER SHARE [Graph 8]


128.0
(Yen)
(%)
33.2%
CASH DIVIDENDS PER SHARE
DIVIDEND RATIO
'01
'02
'03
'04
'05
'06
FY
Dividend Ratio
Cash Dividends per Share

If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

2) Risk in intellectual property rights
Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period.

While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Or, if Takeda's in-house product proved to have infringed a third party's intellectual property rights, Takeda might be asked for compensation.

3) Risk of sales decrease following patent expirations
While Takeda takes active measures to extend product life cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most branded products. In addition, the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, especially in the U.S. market. Takeda's sales of ethical drugs may drop sharply, depending on such impact.

4) Risk of side effects

Although pharmaceuticals are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" section of the package insert or to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products.

5) Risk of price-reduction due to movements to constrain drug costs

In the U.S. market, which is the world's largest, the use of lower priced generic drugs is promoted and the pressure for reduction of branded products prices is increasing as a result of the strong demand by the federal and state governments and Managed Care. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year, and the use of generic drugs is also promoted. In the European market, drug prices have been reduced in similar situations, due to the efforts implemented in each country to control drug costs, and the expansion of parallel imports. Price-reduction as a result of drug cost-restrictive efforts being made in each country can significantly influence the business performance and financial standing of the Takeda Group.

6) Influence of exchange fluctuations

The Takeda Group's overseas net sales in fiscal 2006 amounted to ¥643.5 billion, which accounted for 49.3% of total consolidated net sales. Among others, sales in North America were ¥426.6 billion, which accounted for 32.7% of total consolidated net sales. Moreover, with regard to TAP in the U.S., the "equity in earnings of affiliates" (non-operating income) was ¥61.0 billion. For this reason, Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

Litigation, etc.

(i) Litigation

With respect to the sales of some pharmaceutical products in the U.S., civil litigations have been brought against many pharmaceutical companies, including major companies, by patients, insurance companies and state governments, etc. in which plaintiffs claimed, among others, damages due to price discrepancies between the AWP (Average Wholesale Prices) as publicized by independent industry compendia and the actual selling prices (collectively, the "AWP Suits"). Against TAP, the AWP Suits have been brought in several federal and state courts with respect to Lansoprazole (the U.S. brand name: Prevacid) which has been sold by TAP and the Company is also a defendant in one of such AWP Suits. In addition, the AWP Suits have been brought against TPNA in several state courts with respect to Actos sold by TPNA.

At the end of June 2005, Abbott Laboratories ("Abbott") filed a lawsuit in a federal district court in Chicago for damages etc. against the Company, claiming that the Company is receiving excessive profit by forcing the continuation of supply transactions of Lansoprazole to TAP. In February 2006, the said court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the forum selection clause stipulated in the shareholders' agreement between the Company and Abbott. In March 2006, Abbott filed an appeal, but in February 2007, the U.S. 7th Circuit Court of Appeals supported the original judgment and dismissed such appeal.

In Japan, in October 2004, a lawsuit claiming remuneration for employee inventions, regarding pharmaceutical patents for the sustained release preparation of Leuprorelin Acetate (domestic brand name: Leuplin), was brought against the Company in the Tokyo District Court by complainants who allege that they inherited the right to claim the remuneration for employee inventions in the amount of ¥37.2 billion from a deceased ex-employee. The plaintiffs have claimed ¥100 million as the initial part of the amount that the Company allegedly owes. In December 2005, the

claimed amount was increased to ¥500 million. In addition, another claimant filed a lawsuit against the Company in the Tokyo District Court, claiming the payment of ¥1 billion as the initial part of the remuneration for employee inventions, alleging that the plaintiff inherited the right to claim the remuneration for employee inventions with respect to such pharmaceutical totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated and are jointly being tried by the court.

With respect to the patent infringement suit filed by the Company and TPNA in the United States District Court for the Southern District of New York against Mylan Pharmaceuticals, Inc. and related companies ("Mylan") and Alphapharm Pty. Ltd. and related company ("Alphapharm") (collectively, the "Defendants") concerning an application for the registration of generic products of Actos, the said court, on March 21, 2007, rendered its decision to order the Defendants to indemnify the Company and TPNA for the attorneys' fees incurred by such parties in the amounts of $11.4 million and $5.4 million to be paid by Mylan and Alphapharm, respectively (the aggregate amount is $16.8 million). In such decision, the said court supported the Company's assertion stating that there were exceptional violations and falsities in the litigation procedures taken by Mylan and Alphapharm. Although the Defendants appealed such decision, they have already deposited the amount of indemnification designated in such decision (including the interest to be accrued thereon through to the date on which the decision shall be made by the appeal court).

(ii) Correction procedures pursuant to transfer pricing taxation

On June 28, 2006, the Company was given a correction notice pursuant to the transfer pricing taxation by the Osaka Regional Taxation Bureau, which judged the amount that had been distributed to the Company of the profits earned in the U.S. market with respect to the products supply transactions, etc. between the Company and TAP during the period of six years, from fiscal year ended March 2000 through fiscal year ended March 2005, was under-represented in the profits distribution procedures between the Company and TAP. The corrected amount of income is ¥122.3 billion for the six year period and the full amount of the additional tax, ¥57.1 billion, was paid in July 2006, but the Company has disagreed with such correction procedures and on August 25, 2006 filed an opposition notice with the Osaka Regional Taxation Office.

The Company is diligently taking all necessary and proper measures to cope with the matters stated in Items (i) and (ii) above.

Eleven-Year Summary of Selected Financial Data

Takeda Pharmaceutical Company Limited and Subsidiaries

	2007	2006	2005	2004
Net sales	¥1,305,167	¥1,212,207	¥1,122,960	¥1,086,431
Operating income	458,500	402,809	385,278	371,633
Income before income taxes and minority interests	625,379	517,957	441,102	446,144
Income taxes	285,844	201,361	160,231	157,911
Minority interests	3,730	3,347	3,433	2,969
Net income	335,805	313,249	277,438	285,264
Capital expenditures	38,510	32,616	49,230	62,472
Depreciation and amortization	28,820	28,728	31,226	28,083
Research and development costs	193,301	169,645	141,453	129,652
Per share amounts (Yen and U.S. dollars)				
Net income	¥ 386.00	¥ 353.47	¥ 313.01	¥ 321.86
Cash dividends	128.00	106.00	88.00	77.00
Current assets	¥2,357,713	¥2,371,970	¥1,969,915	¥1,730,147
Property, plant and equipment (net of accumulated depreciation)	238,446	215,670	220,133	230,538
Investments and other assets	476,342	454,654	355,387	374,975
Total assets	3,072,501	3,042,294	2,545,435	2,335,660
Current liabilities	442,407	488,227	365,500	370,562
Long-term liabilities	168,978	158,444	133,685	141,628
Minority interests	—	47,194	44,836	42,460
Equity	2,461,116	2,348,429	2,001,414	1,781,010
Number of shareholders	112,113	108,111	118,042	116,343
Number of employees	14,993	15,069	14,510	14,592

See notes to consolidated financial statements.
- The U.S. dollar amounts in this report represent translations of Japanese yen, solely for reader's convenience, at the rate of ¥118=US$1, the approximate exchange rate at March 31, 2007.
- Effective April 1, 1999 all subsidiaries were consolidated and all affiliates were accounted for by the equity method.
- Effective April 1, 2006 "Minority interests" has been included in "Equity".

Millions of yen							Thousands of U.S. dollars (Note 1)
2003	2002	2001	2000	1999	1998	1997	2007
¥1,046,081	¥1,005,060	¥ 963,480	¥ 923,132	¥ 844,643	¥ 841,816	¥ 838,824	$11,060,737
310,686	281,243	226,102	171,443	142,220	132,952	127,350	3,885,593
431,898	373,427	263,076	202,764	182,142	166,649	147,985	5,299,822
157,485	134,892	114,148	81,446	89,019	83,368	75,094	2,422,407
2,651	2,879	2,073	1,693	1,368	1,671	1,508	31,610
271,762	235,656	146,855	119,625	91,755	81,610	71,383	2,845,805
35,888	44,766	27,411	37,893	29,241	34,091	30,741	326,356
29,962	28,430	33,605	33,364	32,651	32,763	31,473	244,237
124,230	100,278	89,846	77,260	80,034	79,039	71,754	1,638,144
¥ 307.63	¥ 267.02	¥ 166.39	¥ 135.55	¥ 103.52	¥ 92.97	¥ 81.52	$ 3.27
65.00	60.00	50.00	32.00	29.00	21.25	17.25	1.08
¥1,542,198	¥1,345,094	¥1,138,951	¥ 938,236	¥ 839,702	¥ 841,240	¥ 798,752	$19,980,619
203,282	213,385	220,356	240,531	224,229	232,092	229,400	2,020,729
313,889	406,737	388,465	252,895	250,114	215,628	186,296	4,036,796
2,059,369	1,965,216	1,747,772	1,431,662	1,314,045	1,288,960	1,214,448	26,038,144
344,705	371,785	345,626	314,747	278,857	323,375	292,249	3,749,212
106,339	134,099	152,065	104,781	111,753	116,010	146,029	1,432,017
40,593	39,251	37,217	37,220	29,236	27,792	26,621	—
1,567,732	1,420,081	1,212,864	974,914	894,199	821,783	749,549	20,856,915
76,107	53,364	50,921	51,495	54,059	59,008	71,172	—
14,547	14,511	15,900	16,254	15,776	16,443	16,586	—

CONSOLIDATED BALANCE SHEETS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2007	2006	2007
Current assets:			
Cash and cash equivalents	¥1,647,694	¥1,626,235	$13,963,508
Marketable securities (Note 5)	92,342	243,285	782,559
Short-term investments	59,900	—	507,627
Notes and accounts receivable—			
Trade notes	20,695	21,137	175,381
Trade accounts	232,639	207,887	1,971,517
Due from affiliates	8,641	7,656	73,229
Allowance for doubtful receivables	(535)	(309)	(4,534)
Total	261,440	236,371	2,215,593
Inventories (Note 6)	105,307	98,258	892,432
Deferred tax assets (Note 12)	139,223	135,019	1,179,856
Other current assets	51,807	32,802	439,044
Total current assets	2,357,713	2,371,970	19,980,619
Property, plant and equipment (Note 7):			
Land	62,271	44,853	527,720
Buildings and structures	256,546	247,106	2,174,119
Machinery and equipment	233,693	218,161	1,980,449
Tools and fixtures	63,191	61,888	535,517
Construction in progress	4,987	20,260	42,263
Total	620,688	592,268	5,260,068
Accumulated depreciation	(382,242)	(376,598)	(3,239,339)
Net property, plant and equipment	238,446	215,670	2,020,729
Investments and other assets:			
Investment securities (Note 5)	355,806	335,695	3,015,305
Investments in affiliates (Note 5)	38,839	52,069	329,144
Real estates for lease	22,401	23,354	189,839
Deferred tax assets (Note 12)	18,582	12,609	157,475
Other assets	40,714	30,727	345,033
Total investments and other assets	476,342	454,654	4,036,796
TOTAL	¥3,072,501	¥3,042,294	$26,038,144

See notes to consolidated financial statements.

LIABILITIES AND EQUITY	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2007
Current liabilities:			
Bank loans (Note 7)	¥ 3,561	¥ 3,370	$ 30,178
Current portion of long-term debt (Note 7)	1,400	2,076	11,864
Notes and accounts payable—			
Trade notes	4,606	3,666	39,034
Trade accounts	55,186	50,719	467,678
Due to affiliates	17,177	23,675	145,568
Total	76,969	78,060	652,280
Income taxes payable	100,734	151,947	853,678
Accrued expenses	155,241	167,195	1,315,602
Other current liabilities	104,502	85,579	885,610
Total current liabilities	442,407	488,227	3,749,212
Long-term liabilities:			
Long-term debt (Note 7)	2,050	3,473	17,373
Reserve for retirement benefits (Note 8)	28,583	36,948	242,229
Reserve for SMON compensation	4,315	4,486	36,568
Deferred tax liabilities (Note 12)	124,689	106,223	1,056,686
Other long-term liabilities	9,341	7,314	79,161
Total long-term liabilities	168,978	158,444	1,432,017
Minority interests	—	47,194	—
Commitments and contingencies (Note 15):			
Equity (Note 9)			
Common stock authorized, 3,500,000,000 shares; issued, 889,272,395 shares in 2007 and 2006	63,541	63,541	538,483
Capital surplus	49,638	49,641	420,661
Retained earnings	2,297,438	2,062,226	19,469,814
Unrealized gain on available-for-sale securities	186,045	171,844	1,576,653
Deferred losses on derivatives under hedge accounting	(398)	—	(3,373)
Foreign currency translation adjustments	17,913	4,223	151,805
Treasury stock-at cost: 29,895,405 shares in 2007, 4,073,004 shares in 2006	(193,932)	(3,046)	(1,643,492)
Total	2,420,245	2,348,429	20,510,551
Minority interests	40,871	—	346,364
Total equity	2,461,116	2,348,429	20,856,915
TOTAL	¥3,072,501	¥3,042,294	$26,038,144

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Net sales (Notes 5 and 14)	¥1,305,167	¥1,212,207	¥1,122,960	$11,060,737
Operating costs and expenses:				
Cost of sales (Note 5)	279,662	282,102	279,179	2,370,017
Selling, general and administrative (Note 10)	567,005	527,296	458,503	4,805,127
Total operating costs and expenses	846,667	809,398	737,682	7,175,144
Operating income (Note 14)	458,500	402,809	385,278	3,885,593
Other income (expenses):				
Interest and dividend income	56,244	34,211	18,098	476,644
Interest expenses	(247)	(365)	(334)	(2,093)
Equity in earnings of affiliates (Note 5)	66,201	54,184	45,431	561,025
Gain on sales of property, plant and equipment	4,321	145	1,070	36,619
Gain on sales of shares of subsidiaries and affiliates (Note 11)	17,058	12,048	—	144,559
Gain on transfer of the substitutional portion of the governmental pension program (Note 8)	—	20,411	—	—
Gain on transfer of business (Note 4)	18,981	—	—	160,856
Loss on bulk vitamin and other cartel cases (Note 13)	—	—	(2,079)	—
Other – net	4,321	(5,486)	(6,362)	36,619
Other income – net	166,879	115,148	55,824	1,414,229
Income before income taxes and minority interests	625,379	517,957	441,102	5,299,822
Income taxes (Note 12):				
Current	243,842	240,449	172,867	2,066,458
Prior years	57,080	—	—	483,729
Deferred	(15,078)	(39,088)	(12,636)	(127,780)
Total income taxes	285,844	201,361	160,231	2,422,407
Income before minority interests	339,535	316,596	280,871	2,877,415
Minority interests	3,730	3,347	3,433	31,610
Net income	¥ 335,805	¥ 313,249	¥ 277,438	$ 2,845,805

	Yen			U.S. dollars (Note 1)
Amounts per common share (Note 2):				
Net income	¥ 386.00	¥ 353.47	¥ 313.01	$ 3.27
Cash dividends applicable to the year	128.00	106.00	88.00	1.08

See notes to consolidated financial statements.

082-35071

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Thousand		
	2007	2006	2005
Outstanding number of shares of common stock:			
Balance, beginning of year	885,199	885,222	885,255
Repurchase of treasury stock	(32,165)	(26)	(33)
Disposal of treasury stock	6,343	3	—
Balance, end of year	859,377	885,199	885,222

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Common stock:				
Balance, beginning of year	¥ 63,541	¥ 63,541	¥ 63,541	$ 538,483
Balance, end of year	¥ 63,541	¥ 63,541	¥ 63,541	$ 538,483
Capital surplus:				
Balance, beginning of year	¥ 49,641	¥ 49,638	¥ 49,638	$ 420,686
Disposal of treasury stock	(3)	3	—	(25)
Balance, end of year	¥ 49,638	¥ 49,641	¥ 49,638	$ 420,661
Retained earnings:				
Balance, beginning of year	¥2,062,226	¥1,834,931	¥1,616,676	$17,476,492
Net income	335,805	313,249	277,438	2,845,805
Increase in retained earnings due to fiscal year-end change for subsidiaries and affiliates (Note 2)	—	—	16,132	—
Cash dividends paid; ¥113.00 ($0.96) — 2007, ¥97.00 — 2006 and ¥85.00 — 2005 (per share)	(98,778)	(85,561)	(74,979)	(837,102)
Disposal of treasury stock	(1,495)	—	—	(12,669)
Bonuses to directors and corporate auditors	(320)	(393)	(336)	(2,712)
Balance, end of year	¥2,297,438	¥2,062,226	¥1,834,931	$19,469,814
Unrealized gain on available-for-sale securities:				
Balance, beginning of year	¥ 171,844	¥ 125,342	¥ 127,658	$ 1,456,305
Net change	14,201	46,502	(2,316)	120,348
Balance, end of year	¥ 186,045	¥ 171,844	¥ 125,342	$ 1,576,653
Deferred losses on derivatives under hedge accounting:				
Balance, beginning of year	¥ —	¥ —	¥ —	$ —
Net change	(398)	—	—	(3,373)
Balance, end of year	¥ (398)	¥ —	¥ —	$ (3,373)
Foreign currency translation adjustments:				
Balance, beginning of year	¥ 4,223	¥ (69,130)	¥ (73,761)	$ 35,788
Net change	13,690	73,353	4,631	116,017
Balance, end of year	¥ 17,913	¥ 4,223	¥ (69,130)	$ 151,805
Treasury stock (Note 9):				
Balance, beginning of year	¥ (3,046)	¥ (2,908)	¥ (2,742)	$ (25,814)
Repurchase of treasury stock	(235,834)	(156)	(166)	(1,998,593)
Disposal of treasury stock	44,948	18	—	380,915
Balance, end of year	¥ (193,932)	¥ (3,046)	¥ (2,908)	$ (1,643,492)
Total				
Balance, end of year	¥2,420,245	¥2,348,429	¥2,001,414	$20,510,551
Minority interests:				
Balance, beginning of year	¥ —	¥ —	¥ —	$ —
Reclassified balance, beginning of year (Note 2)	47,194	—	—	399,949
Net change	(6,323)	—	—	(53,585)
Balance, end of year	¥ 40,871	¥ —	¥ —	$ 346,364
Total equity				
Balance, end of year	¥2,461,116	¥2,348,429	¥2,001,414	$20,856,915

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Operating activities:				
Income before income taxes and minority interests	¥ 625,379	¥ 517,957	¥ 441,102	$ 5,299,822
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Income taxes paid	(356,979)	(161,843)	(194,758)	(3,025,246)
Depreciation and amortization	28,820	28,728	31,226	244,237
Loss (gain) on sales and disposals of property, plant and equipment	(3,413)	2,005	(600)	(28,924)
Equity in loss (earnings) of affiliates	(8,145)	(11,541)	7,301	(69,025)
Gain on sales of shares of subsidiaries and affiliates	(17,058)	(12,048)	—	(144,559)
Gain on transfer of the substitutional portion of the governmental pension program	—	(20,411)	—	—
In-process research and development expense of Syrrx, Inc.	—	—	20,637	—
Gain on transfer of business	(18,981)	—	—	(160,856)
Changes in assets and liabilities:				
Increase in notes and accounts receivable	(30,020)	(13,156)	(23,399)	(254,407)
Increase in inventories	(7,052)	(5,647)	(3,398)	(59,763)
Increase (decrease) in notes and accounts payable	1,213	8,789	(1,815)	10,280
Other	(4,484)	40,742	19,243	(38,000)
Total adjustments	(416,099)	(144,382)	(145,563)	(3,526,263)
Net cash provided by operating activities	209,280	373,575	295,539	1,773,559
Investing activities:				
Payments for purchases of marketable securities	(325,813)	(468,274)	(377,079)	(2,761,127)
Proceeds from sales and maturities of marketable securities	477,009	484,011	395,793	4,042,449
Increase in time deposits	(59,900)	(29,900)	—	(507,627)
Decrease in time deposits	—	29,900	5,000	—
Payments for purchases of property, plant and equipment	(29,151)	(32,093)	(53,669)	(247,042)
Proceeds from sales of property, plant and equipment	6,211	899	2,622	52,636
Payments for purchases of investment securities	(5,210)	(1,588)	(14,211)	(44,153)
Proceeds from sales of investment securities	39,968	13,245	72	338,712
Proceeds from sales of shares of subsidiaries	—	10,772	—	—
Payments for purchases of shares of subsidiaries	(4,724)	—	(20,093)	(40,034)
Proceeds from transfer of business	19,800	—	—	167,797
Other	(1,798)	(406)	(1,740)	(15,238)
Net cash provided by (used in) investing activities	116,392	6,566	(72,305)	986,373
Financing activities:				
Net increase (decrease) in short-term bank loans	188	(884)	(289)	1,593
Proceeds from long-term debt	—	1,850	3,541	—
Repayments of long-term debt	(2,076)	(3,218)	(553)	(17,593)
Repurchase of treasury stock	(213,734)	(156)	(166)	(1,811,305)
Dividends paid	(98,757)	(85,529)	(74,958)	(836,924)
Other	(1,563)	(1,353)	(1,487)	(13,246)
Net cash used in financing activities	(315,942)	(89,290)	(73,912)	(2,677,475)
Effect of exchange rate changes on cash and cash equivalents	11,729	71,060	15,199	99,398
Net increase in cash and cash equivalents	21,459	361,911	164,521	181,855
Cash and cash equivalents, beginning of year	1,626,235	1,264,324	1,076,084	13,781,653
Increase in cash and cash equivalents due to fiscal year end change for subsidiaries (Note 2)	—	—	23,719	—
Cash and cash equivalents, end of year	¥1,647,694	¥1,626,235	¥1,264,324	$13,963,508
Additional cash flow information:				
Interest paid	¥ 252	¥ 365	¥ 338	$ 2,136
Assets and liabilities decreased by sales of shares of subsidiaries				
Current assets	¥ —	¥ 10,272	¥ —	$ —
Non-current assets	—	3,338	—	—
Current liabilities	—	(5,237)	—	—
Non-current liabilities	—	(1,794)	—	—
Minority interests	—	(39)	—	—
Foreign currency translation adjustment	—	61	—	—
Unrealized gain on available-for-sale securities	—	(89)	—	—
Unrealized gain on sales of shares of subsidiaries	—	(585)	—	—
Gains on sales of shares of subsidiaries	—	6,236	—	—
Sales price	—	12,161	—	—
Cash and cash equivalents	—	(1,389)	—	—
Proceeds from sales of shares of subsidiaries	¥ —	¥ 10,772	¥ —	$ —
Assets and liabilities increased by acquisition of shares of subsidiaries				
Current assets	¥ 695	¥ —	¥ —	$ 5,890
Non-current assets	3,146	—	—	26,661
Goodwill	2,711	—	—	22,975
Current liabilities	(501)	—	—	(4,246)
Non-current liabilities	(791)	—	—	(6,703)
Foreign currency translation adjustment	(180)	—	—	(1,526)
Aqusition price	5,080	—	—	43,051
Cash and cash equivalents	(356)	—	—	(3,017)
Payments for purchases of shares of subsidiaries	¥ 4,724	¥ —	¥ —	$ 40,034
Assets and liabilities decreased by transfer of business				
Current assets	¥ 9,056	¥ —	¥ —	$ 76,746
Non-current assets	3,008	—	—	25,492
Current liabilities	(7,568)	—	—	(64,136)
Non-current liabilities	(3,255)	—	—	(27,585)
Unrealized gain on transfer of business	(422)	—	—	(3,576)
Gain on transfer of business	18,981	—	—	160,856
Proceeds from transfer of business	19,800	—	—	167,797
Non-cash investing and financing activity				
Decrease in treasury stock for share exchange (Note 4)	¥ 43,429	¥ —	¥ —	$ 368,042

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2007, 2006 and 2005

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations. Takeda Pharmaceutical Company Limited (the "Company") and its domestic subsidiaries and affiliates maintain their accounts and records in accordance with the provisions set forth in the Corporate Law and in conformity with generally accepted accounting principles in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, while its overseas subsidiaries and affiliates do so in conformity with those of the countries of their domicile.

On December 27, 2005, the Accounting Standard Board of Japan (the "ASBJ") issued a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006.

The statement of shareholders' equity, which was previously voluntarily prepared in line with the International accounting practices, is now required under Japanese GAAP and has been renamed "the statement of changes in equity" in the current fiscal year.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form, which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to U.S. $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together, the "Companies"). Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Company has the ability to exercise significant influence are accounted for by the equity method. All significant intercompany balances, transactions and unrealized profit are eliminated in consolidation.

During the year ended March 31, 2005, the Company acquired one subsidiary.

During the year ended March 31, 2006, the Company established one new subsidiary and one affiliated company. Further, during the year ended March 31, 2006, the Company sold the shares of three subsidiaries and four affiliated companies.

During the year ended March 31, 2007, the Company established one new subsidiary and two affiliated companies, and acquired two subsidiaries. Further, the Company liquidated two subsidiaries and sold one affiliated company. In addition one subsidiary was merged with another consolidated subsidiary.

Starting with the year ended March 31, 2005, the majority of December year-end overseas subsidiaries and affiliates including Takeda Pharmaceuticals North America, Inc. ("TPNA") and TAP Pharmaceutical Products Inc. ("TAP") have changed their year-ends from December 31 to March 31 or, alternatively, performed a hard close as of March 31.

In the past, the Company had consolidated the overseas subsidiaries and affiliates using their December 31 financial statements as allowed by the accounting standards generally accepted in Japan. Instead of consolidating 15 months of operating results in the year ended March 31, 2005 for such subsidiaries, the Company accounted for the financial results of the three month period from January 1 to March 31, 2004 as an adjustment to the beginning retained earnings as of April 1, 2004, which amounted to ¥16,132 million.

Business Combination

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the ASBJ issued ASBJ Statement No.7, "Accounting Standard for Business Separations" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Separations". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificates of deposit, commercial paper, mutual funds investing in bonds and bond repurchase agreement that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

Marketable and Investment Securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows:

i) *trading securities*, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) *held-to-maturity debt securities*, in which the Companies have the positive intent and ability to hold to maturity, are reported at amortized cost, and iii) *available-for-sale securities*, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, in a separate component of equity.

The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, available-for-sale securities are reduced to net realizable value by a charge to income.

Inventories

All inventories are principally stated at the lower of cost or market. The average cost method is used to determine cost for the majority of inventories.

Property, Plant, Equipment and Real estates for Lease

Property, plant, equipment and real estates for lease are stated at cost. Depreciation of property, plant, equipment and real estates for lease of the Company and its domestic subsidiaries is computed substantially by the declining-balance method while the straight-line method is applied to buildings acquired by the domestic companies after April 1, 1998, and is principally applied to the property, plant and equipment of foreign subsidiaries. The range of useful lives is from 15 to 50 years for buildings and structures, and from 4 to 15 years for machinery and equipment.

Goodwill

The assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market value method (See Note 3). The excess of the purchase price over the fair value of the net assets ("goodwill") of an acquired subsidiary is amortized using the straight-line method principally over five years. Goodwill amounts at March 31, 2007 were ¥4,656 million ($39,458 thousand), net of amortization of ¥343 million ($2,907 thousand), and are included in Other assets.

Long-Lived Assets

In accordance with the accounting standard for impairment of fixed assets, the Companies review long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

Reserve for Retirement Benefits

Employees of the Companies terminating their employment either voluntarily or upon reaching the mandatory retirement age are entitled to severance payments based on the rate of pay at the time of termination, length of service and certain other factors.

The Company and domestic subsidiaries have adopted an accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

Actuarial gains or losses are amortized primarily by the straight-line method over a period within the average remaining years of service of the employees (generally five years).

Retirement allowances for directors and corporate auditors are recorded to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date. These amounts are paid subject to approval of the shareholders in accordance with the Corporate Law.

Reserve for SMON Compensation

The Company was a co-defendant with the Japanese government and other pharmaceutical companies in legal actions in Japan. The plaintiffs claimed that a certain medicine, a product of one of the co-defendants, which was distributed by the Company, was a cause of SMON (Sub-acute Myelo Optical Neuropathy), a neurological disease affecting the plaintiffs.

Compromise settlements have been made with all the plaintiffs through December 25, 1996.

The Company has recorded a provision in the accompanying consolidated financial statements for estimated future medical treatment payments over the remaining lives of the parties entitled under the compromise settlements.

Presentation of Equity

On December 9, 2005, the ASBJ issued a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

Research and Development Costs

Research and development costs are charged to income as incurred.

Foreign Currency Transactions

The Company and domestic subsidiaries have adopted an accounting standard for foreign currency transactions. All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date.

Revenue and expense items denominated in foreign currencies are translated using the rate on the date of the transaction. Related exchange gains or losses are credited or charged to income as incurred.

Foreign Currency Financial Statements

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by the following methods set forth in an accounting standard for foreign currency translation.

The balance sheet accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the current exchange rates as of the balance sheet date except for intercompany investments and equity, which are translated at historical rates. Revenue and expense accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the average exchange rate for the year.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

Income Taxes

Current income taxes are provided based on amounts currently payable for each year. Deferred income taxes arising from temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes are reflected in the consolidated financial statements. A deferred tax liability is recognized on undistributed earnings of overseas subsidiaries and affiliates, which are not deemed to be permanently invested.

Derivative Financial Instruments

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, currency options, interest rate swaps, interest rate options, interest rate futures and treasury futures are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading or speculative purposes.

The Company and domestic subsidiaries have adopted an accounting standard for financial instruments and an accounting standard for foreign currency transactions. These standards require that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, with gains or losses on these derivative transactions being recognized in the statement of income and b) for derivatives used for hedging purposes, if such derivatives qualify for hedge accounting due to high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on these derivative transactions are deferred until maturity.

Foreign exchange forward contracts employed to hedge foreign exchange exposures related to export sales and royalties are measured at fair value and the related unrealized gains and losses are recognized in income.

Certain accounts denominated in foreign currencies for which foreign exchange forward contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

Certain accounts denominated in foreign currencies for which currency options are used to hedge the foreign currency fluctuations are measured at fair value and the related unrealized gains and losses are deferred until maturity.

Interest rate swaps, interest rate options, interest rate futures, and treasury futures employed to hedge interest rate fluctuations are measured at fair value and the related unrealized gains and losses are recognized in income.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expense or income.

Appropriations of Retained Earnings

Appropriations of retained earnings at each year-end are reflected in the consolidated financial statements for the following year upon shareholders' approval.

Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

The number of shares used in the computations was 869,957 thousand shares, 885,210 thousand shares and 885,241 thousand shares for the years ended March 31, 2007, 2006 and 2005, respectively.

The Company did not have securities or contingent stock agreements that could potentially dilute net income per common share in the years ended March 31, 2007, 2006 and 2005.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

New Accounting Pronouncements

(1) Measurement of Inventories

Under Japanese GAAP, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

(2) Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

(3) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force ("PITF") No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". This new pronouncement prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill

(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss

(3) Capitalization of intangible assets arising from development phases

(4) Fair value measurement of investment properties, and the revaluation model for

property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new pronouncement is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

Reclassifications
In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements for the year ended March 31, 2007 issued domestically. In addition, the consolidated financial statements for 2006 and 2005 have been reclassified to conform to the 2007 presentation.

3. Valuation of Assets and Liabilities of Consolidated Subsidiaries

In the previous fiscal year, assets and liabilities of consolidated subsidiaries were valued using the full mark-to-market value method. From the fiscal year ended March 31, 2007, the assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market value method. During the fiscal year ended March 31, 2007, the Company acquired additional shares of consolidated subsidiaries engaged in the real estate business. Under the full mark-to-market value method, the difference between the amount of the investment made by the Company for the acquisition of such additional shares and the book value of the corresponding net assets of the subsidiaries would have been recorded as "Goodwill" in the consolidated balance sheet. However, such difference was primarily a result of an increase in the market value of land and other assets held by the subsidiaries. Accordingly, the Company deemed it appropriate to allocate the difference to land and other assets by using the partial mark-to-market value method in order to accurately state the economic substance of the transaction to acquire additional shares in the financial statements. As a result of such change in valuation method, income before income taxes and minority interests increased by ¥4,924 million ($41,729 thousand) in the consolidated statements of income.

4. Business Combination and Divestiture

1. Share Exchange
On May 11, 2006, the Company entered into a share exchange agreement with Daiwa Real Estate Company, Ltd. ("Daiwa"), a 50%-owned consolidated subsidiary of the Company, to convert Daiwa into a wholly-owned subsidiary. The Company executed the share exchange on June 23, 2006. As a result of this transaction, Shinwa Real Estate Company, Ltd., a consolidated subsidiary owned 50% each by the Company and Daiwa, also became a wholly-owned subsidiary of the Company. A total of 6,340,000 shares of treasury stock was allocated for this transaction based on a ratio of 634 Company shares to one Daiwa share.

At the time of the share exchange on June 23, 2006, the Company, the extended family of a director and another individual directly held 50%, 30% and 20% of the voting rights of Daiwa, respectively.

As such share exchange was a transaction with minority shareholders, the equity interest corresponding to the additional acquisition of shares were deducted from the minority interests. The difference between the amount of additional investment and the decrease in minority interest was accounted for as goodwill.

Information about additional acquisition of subsidiary's shares

Acquisition cost		¥43,429 million ($368,042 thousand)
Consideration		Treasury stock of the Company
Allocated shares amount		¥43,429 million ($368,042 thousand)
Goodwill	Amount	¥2,288 million ($19,390 thousand)
	Amortization method	Straight-line method
	Amortization term	5 years

2. Business Divestiture
On April 3, 2006, as a part of the restructuring of non-pharmaceutical business of the Companies, Takeda Food Products, Ltd. ("Takeda Food"), a wholly-owned consolidated subsidiary of the Company, established House Wellness Foods Corporation, Ltd. ("House Wellness Foods") through a corporate division. The food and beverage business of Takeda Food was transferred to House Wellness Foods. On the same day, Takeda Food transferred 66% of shares of House Wellness Foods to House Foods Corporation and 34% of such shares to the Company.

The amount of ¥18,981 million ($160,856 thousand), calculated by deducting unrealized gain from the difference between the book value of House Wellness Foods shares acquired by Takeda Food and the amount paid in consideration of such transfer, was accounted for as gain on transfer of business in the consolidated statements of income.

5. Marketable and Investment Securities

The costs and aggregate fair values of marketable and investment securities at March 31, 2007 and 2006 were as follows:

	Millions of yen			
2007	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	¥ —	¥ —	¥ —	¥ 25,088
Available-for-sale:				
Equity securities	39,402	306,809	103	346,108
Debt securities	62,265	1	12	62,254
Held-to-maturity	2,508	2	44	2,466

	Millions of yen			
2006	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	¥ —	¥ —	¥ —	¥ 23,624
Available-for-sale:				
Equity securities	35,047	285,453	1	320,499
Debt securities	219,675	26	32	219,669
Held-to-maturity	1,509	7	27	1,489

	Thousands of U.S. dollars			
2007	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	$ —	$ —	$ —	$ 212,610
Available-for-sale:				
Equity securities	333,916	2,600,076	873	2,933,119
Debt securities	527,669	8	101	527,576
Held-to-maturity	21,254	17	373	20,898

Significant available-for-sale securities whose fair value is not readily determinable as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	Cost		Cost
	2007	2006	2007
Equity securities	¥7,113	¥13,802	$60,280
Debt securities	5,000	—	42,373

The carrying amounts of debt securities by contractual maturities at March 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	
Due in one year or less	¥51,257	$434,382
Due in one to five years	590	5,000
Due after five years	2,508	21,254
Total	¥54,355	$460,636

Investments in affiliates at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Investments at cost	¥25,906	¥35,307	$219,542
Equity in undistributed earnings	12,933	16,762	109,602
Total	¥38,839	¥52,069	$329,144

Financial information with respect to affiliates, recorded based on the equity method at March 31, 2007 and 2006 and for each of the three years ended March 31, 2007, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current assets	¥288,449	¥311,657	$2,444,483
Other assets	79,929	149,120	677,364
Total	368,378	460,777	3,121,847
Current liabilities	207,614	247,328	1,759,440
Other Liabilities	39,567	56,302	335,314
Net assets	¥121,197	¥157,147	$1,027,093

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales	¥619,180	¥677,378	¥630,036	$5,247,288
Net income	106,459	105,994	93,571	902,195

Sales to and purchases from affiliates were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Sales	¥144,651	¥104,522	¥110,862	$1,225,856
Purchases	77,827	72,076	63,906	659,550

6. Inventories

Inventories at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finished products and merchandise	¥ 36,410	¥39,485	$308,559
Semi-finished products and work-in-process	34,167	31,338	289,551
Raw materials and supplies	34,730	27,435	294,322
Total	¥105,307	¥98,258	$892,432

7. Bank Loans and Long-term Debt

Short term bank loans at March 31, 2007 and 2006 consisted of notes to banks.
The weighted average annual interest rates of short-term bank loans at March 31, 2007 and 2006 were 2.2% and 1.5%, respectively.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Unsecured loans from banks and financial institutions			
Due 2008 to 2009, weighted-average rate 1.2% in 2007 and 1.3% in 2006	¥2,200	¥3,799	$18,644
Secured loans from banks and financial institutions			
Due to 2011, weighted-average rate 2.1% in 2007 and 2.0% in 2006	1,250	1,750	10,593
Total	3,450	5,549	29,237
Less current portion	1,400	2,076	11,864
Long-term debt, less current portion	¥2,050	¥3,473	$17,373

The annual maturities of long-term debt as of March 31, 2007 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥1,400	$11,864
2009	800	6,780
2010	—	—
2011	1,250	10,593
2012	—	—
Total	¥3,450	$29,237

At March 31, 2007, assets pledged as collateral for long-term debts were as follows:

	Millions of yen	Thousands of U.S. dollars
Property, plant and equipment, net of accumulated depreciation	¥5,586	$47,339

As is customary in Japan, security must be given if requested by a lending bank. Certain banks have the right to offset cash deposited with them against any debt or obligation that becomes due or, in case of default and certain other specified events, against all other debt payable to the banks. None of the lenders has ever exercised this right against the Companies' obligations.

8. Retirement Benefits

The Company had a contributory trusteed defined benefit pension plan that was interrelated with the Japanese government social welfare program which consists of a basic portion requiring employee and employer contributions, plus an additional portion established by the Company. With respect to the substitutional portion of the welfare pension fund, the Company received approval of the exemption from obligation for payments of benefits related to future and past employee services from the Minister of Health, Labor and Welfare on March 26, 2004 and on May 1, 2005, respectively. The Company transferred the substitutional portion of pension plan assets to the government on September 13, 2005. In connection with the transfer of the substitutional portion of welfare pension funds, a gain of ¥20,411 million from such transfer has been recorded as other income.

The Company and certain subsidiaries also have non-contributory trusteed pension plans and certain other subsidiaries have unfunded retirement benefit plans.

The Company started to adopt a "Cash Balance Plan" method for the contributory trusteed defined benefit pension plan in 2007. As a result of this adoption, unrecognized prior service cost was increased by ¥13,962 million ($118,322 thousand).

The Company reviewed the existing retirement benefit program and decided to transfer part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan. As a result of such transfer, approximately ¥1 billion ($8,475 thousand) is expected to be accounted for as other income for the year ending March 31, 2008.

Reserve for employees' retirement benefits at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Projected benefit obligation	¥ 257,554	¥ 275,585	$ 2,182,661
Fair value of plan assets	(293,966)	(292,243)	(2,491,238)
Unrecognized actuarial gain	25,681	31,671	217,636
Unrecognized prior service cost	13,623	1,220	115,449
Net liability	¥ 2,892	¥ 16,233	$ 24,508
Prepaid pension costs	(23,750)	(18,886)	(201,271)
Reserve for employees' retirement benefits	¥ 26,642	¥ 35,119	$ 225,779

The components of net periodic retirement benefit costs were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Service cost	¥ 5,124	¥ 5,251	$ 43,424
Interest cost	5,290	5,603	44,831
Expected return on plan assets	(5,776)	(4,957)	(48,949)
Recognized actuarial (gain) loss	(2,541)	1,327	(21,534)
Amortization of prior service cost	(683)	8	(5,789)
Net periodic retirement benefit costs	¥ 1,414	¥ 7,232	$ 11,983
Gain on transfer of the substitutional portion of the governmental pension program	—	(20,411)	—
Total	¥ 1,414	¥(13,179)	$ 11,983

Assumptions used for the years ended March 31, 2007 and 2006 were set forth as follows:

	2007	2006
Discount rate	2.0% – 2.3%	2.0% – 2.5%
Expected rate of return on plan assets	1.5% – 2.5%	0.8% – 2.5%
Recognition period of prior service cost	5 years	5 years
Recognition period of actuarial gain/loss	5 years	5 years

Retirement allowances for directors and corporate auditors are included in Reserve for retirement benefits in the consolidated balance sheets. The amounts were ¥1,941 million ($16,450 thousand) and ¥1,829 million at March 31, 2007 and 2006, respectively.

9. Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For

companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / Decreases and Transfer of Common Stock, Reserve and Surplus
The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights
The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

10. Research and Development Costs

Research and development costs are charged to income as incurred. Research and development costs for the years ended March 31, 2007, 2006 and 2005 were ¥193,301 million ($1,638,144 thousand), ¥169,645 million and ¥141,453 million, respectively.

11. Sales of Shares of Subsidiaries and Affiliates

During the year ended March 31, 2007, the Company sold all the shares of Mitsui Takeda Chemicals, Inc. and a portion of its shares of Wyeth K.K., resulting in a gain of ¥17,058 million ($144,559 thousand) for the year ended March 31, 2007.

During the year ended March 31, 2006, the Company sold all the shares of its subsidiaries and affiliates engaged in the life-environment business and a portion of its shares of Wyeth K.K. and Takeda-Kirin Foods Corporation, resulting in a gain of ¥12,048 million for the year ended March 31, 2006.

12. Income Taxes

The effective income tax rates of the Companies differed from the statutory tax rates for the following reasons:

	2007	2006	2005
Statutory tax rate	40.9 %	40.9 %	40.9 %
Expenses not deductible for tax purposes	0.5	0.6	0.7
Equity in earnings of affiliates	(3.3)	(3.3)	(3.2)
Non-taxable dividend income	(0.1)	(0.1)	(0.0)
Tax credits primarily for research and development costs	(1.2)	(1.6)	(2.6)
Correction for transfer pricing taxation	9.1	—	—
Other — net	(0.2)	2.4	0.5
Effective tax rate	45.7 %	38.9 %	36.3 %

Deferred tax assets and liabilities consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Retirement benefits	¥ 9,697	¥ 12,989	$ 82,178
Accrued bonuses	10,324	11,021	87,492
Research and development costs	44,576	30,185	377,763
Enterprise taxes	10,024	12,918	84,949
Unrealized intercompany profits	12,835	10,603	108,771
Other	120,646	114,581	1,022,423
Total	208,102	192,297	1,763,576
Valuation allowance	(3,443)	(3,270)	(29,178)
Total deferred tax assets	204,659	189,027	1,734,398
Deferred tax liabilities:			
Undistributed earnings of foreign subsidiaries and affiliates	(26,999)	(19,860)	(228,805)
Unrealized gain on available-for-sale securities	(120,561)	(113,921)	(1,021,703)
Reserve for reduction of fixed assets	(13,352)	(11,893)	(113,153)
Other	(10,631)	(10,125)	(90,092)
Total deferred tax liabilities	(171,543)	(155,799)	(1,453,753)
Net deferred tax assets	¥ 33,116	¥ 33,228	$ 280,645

The amount of ¥57,080 million ($483,729 thousand) of additional taxes resulted from the correction for transfer pricing taxation regarding the product supply transaction between the Company and TAP Pharmaceutical Products Inc., affiliate of the Company, is presented as "Income taxes — Prior years".

13. Loss on Bulk Vitamin and Other Cartel Cases

These are expenses related to civil litigation in the United States and Canada concerning the bulk vitamin cartel issue and the food flavor enhancer cartel issue.

14. Segment Information

The Companies have classified their businesses into two segments: "Pharmaceuticals" and "Other", based on the actual business management structure. The pharmaceuticals segment is composed of those operations involved in the production and sales of ethical and over-the-counter pharmaceuticals and quasi-drugs. The other segment is composed of those operations involved in the production and sales of reagents, clinical diagnostics, inorganic industrial chemicals, beverages, and health foods etc.

Summarized financial information by business segment for the years ended March 31, 2007 and 2006 is as follows:

	Millions of yen	
	Net sales	
	2007	2006
Pharmaceuticals	¥1,202,788	¥1,074,519
Other	102,379	137,688
Consolidated	¥1,305,167	¥1,212,207

	Millions of yen	
	Operating income	
	2007	2006
Pharmaceuticals	¥448,206	¥388,068
Other	10,247	14,720
Eliminations	47	21
Consolidated	¥458,500	¥402,809

	Thousands of U.S. dollars	
	Net sales	Operating income
	2007	2007
Pharmaceuticals	$10,193,118	$3,798,356
Other	867,619	86,839
Eliminations	—	398
Consolidated	$11,060,737	$3,885,593

There were no significant inter-segment sales.

	Millions of yen	
	Identifiable assets	
	2007	2006
Pharmaceuticals	¥ 850,383	¥ 776,825
Other	241,153	231,906
Eliminations/Corporate	1,980,965	2,033,563
Consolidated	¥3,072,501	¥3,042,294

	Millions of yen	
	Depreciation and amortization	
	2007	2006
Pharmaceuticals	¥21,453	¥20,790
Other	6,403	6,831
Corporate	964	1,107
Consolidated	¥28,820	¥28,728

	Millions of yen	
	Capital expenditures	
	2007	2006
Pharmaceuticals	¥32,739	¥29,200
Other	5,771	3,416
Consolidated	¥38,510	¥32,616

	Thousands of U.S. dollars		
	Identifiable assets	Depreciation and amortization	Capital expenditures
	2007	2007	2007
Pharmaceuticals	$ 7,206,636	$181,805	$277,449
Other	2,043,669	54,263	48,907
Eliminations/Corporate	16,787,839	8,169	—
Consolidated	$26,038,144	$244,237	$326,356

Note:
1. In June 2005, all shares in Takeda Schering-Plough Animal Health, K.K. engaged in the animal health drug business, were transferred to Schering-Plough K.K.
2. In January 2006, all shares in BASF Takeda Vitamin, K.K, engaged in the vitamin business, were transferred to BASF Japan, Ltd.
3. In the year ended March 31, 2006, shares of five consolidated subsidiaries and equity method affiliates including Japan Enviro Chemicals, Ltd.; which were conducting life-environmental business, were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.
4. In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., a joint venture between the Company and House Foods Corp.

Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the Company and a holding company in the United States and other subsidiaries.

The amounts are as follows;

2007 ¥1,982,815 million ($16,803,517 thousand)

2006 ¥2,036,347 million

According to Note 3 "Accounting Change (Valuation of Assets and Liabilities of Consolidated Subsidiaries)", the Companies have changed the valuation method of assets and liabilities of consolidated subsidiaries. As a result, the operating income of "Other" increased by ¥4,924 million ($41,729 thousand) in the consolidated statements of income.

The geographical segments consist of "Japan", "North America", "Europe" and "Asia". Main countries and regions included in each geographical segments are as follows:

North America: United States

Europe: Germany, France, Italy, United Kingdom, Ireland

Asia: Taiwan, Indonesia, China

Geographic segment data are as follows:

	Millions of yen	
	Net sales	
	2007	2006
Japan	¥ 854,619	¥ 872,990
North America	307,801	214,203
Europe	132,478	116,669
Asia	10,269	8,345
Consolidated	¥1,305,167	¥1,212,207

	Millions of yen	
	Operating income	
	2007	2006
Japan	¥ 530,412	¥ 517,299
North America	89,353	32,589
Europe	32,707	24,591
Asia	2,000	1,622
Eliminations/Corporate	(195,972)	(173,292)
Consolidated	¥ 458,500	¥ 402,809

	Millions of yen	
	Identifiable assets	
	2007	2006
Japan	¥ 804,590	¥ 761,523
North America	205,164	154,694
Europe	141,712	122,642
Asia	15,347	13,256
Eliminations/Corporate	1,905,688	1,990,179
Consolidated	¥3,072,501	¥3,042,294

	Thousands of U.S. dollars		
	Net sales	Operating income	Identifiable assets
	2007	2007	2007
Japan	$ 7,242,534	$ 4,495,017	$ 6,818,559
North America	2,608,483	757,229	1,738,678
Europe	1,122,695	277,178	1,200,949
Asia	87,025	16,949	130,059
Eliminations/Corporate	—	(1,660,780)	16,149,899
Consolidated	$11,060,737	$ 3,885,593	$26,038,144

Operating expenses included in "Eliminations/Corporate" consisted principally of research and development costs.

The amounts are as follows;

2007 ¥193,301 million ($1,638,144 thousand)

2006 ¥169,645 million

Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities), long-term investments (investment securities) of the Company and a holding company in the United States and other subsidiaries, and the assets concerned in research and development of the Companies.

The amounts are follows;

2007 ¥2,055,908 million ($17,422,949 thousand)

2006 ¥2,090,558 million

According to Note 3 "Accounting Change (Valuation of Assets and Liabilities of Consolidated Subsidiaries)", the Companies have changed the valuation method of assets and liabilities of consolidated subsidiaries. As a result, the operating income of "Japan" increased by ¥4,924 million ($41,729 thousand) in 2007.

Geographic data for net sales to customers outside Japan are as follows:

	Millions of yen Net sales to customers outside Japan			Thousands of U.S. dollars Net sales to customers outside Japan
	2007	2006	2005	2007
North America	¥426,561	¥335,922	¥287,382	$3,614,924
Europe	191,963	180,223	171,643	1,626,805
Other	24,979	20,979	19,408	211,686
Total	¥643,503	¥537,124	¥478,433	$5,453,415

	Percentage of consolidated net sales		
	2007	2006	2005
North America	32.7%	27.7%	25.6%
Europe	14.7	14.9	15.3
Other	1.9	1.7	1.7
Total	49.3%	44.3%	42.6%

15. Commitments and Contingencies

Commitments outstanding at March 31, 2007 regarding a co-promotion agreement and purchase agreements of property, plant and equipment amounted to approximately ¥22,760 million ($192,881 thousand).

At March 31, 2007, contingent liabilities were as follows:

	Millions of yen	Thousands of U. S. dollars
Guarantees of loans	¥2,926	$24,797
Notes and export drafts discounted and endorsed	15	127

16. Litigation

With respect to the sales of some pharmaceutical products in the U.S., civil litigations have been brought against many pharmaceutical companies, including major companies, by patients, insurance companies and state governments, etc. in which plaintiffs claimed, among others, damages due to price discrepancies between the AWP (Average Wholesale Prices) as publicized by independent industry compendia and the actual selling prices (collectively, the "AWP Suits"). Against TAP, the AWP Suits have been brought in several federal and state courts with respect to Lansoprazole (the U.S. brand name: Prevacid) which has been sold by TAP and the Company is also a defendant in one of such AWP Suits. In addition, the AWP Suits have been brought against TPNA in several state courts with respect to Actos sold by TPNA.

At the end of June 2005, Abbott Laboratories ("Abbott") filed a lawsuit in a federal district court in Chicago for damages etc. against the Company, claiming that the Company is receiving excessive profit by forcing the continuation of supply transactions of Lansoprazole to TAP. In February 2006, the said court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the forum selection clause stipulated in the shareholders' agreement between the Company and Abbott. In March 2006, Abbott filed an appeal, but in February 2007, the U.S. 7th Circuit Court of Appeals supported the original judgment and dismissed such appeal.

In Japan, in October 2004, a lawsuit claiming remuneration for employee inventions, regarding pharmaceutical patents for the sustained release preparation of Leuprorelin Acetate (domestic brand name: Leuplin), was brought against the Company in the Tokyo District Court by complainants who allege that they inherited the right to claim the remuneration for employee inventions in the amount of ¥37.2 billion from a deceased ex-employee. The plaintiffs have claimed ¥100 million as the initial part of the amount that the Company allegedly owes. In December 2005, the claimed amount was increased to ¥500 million. In addition, another claimant filed a lawsuit against the Company in the Tokyo District Court, claiming the payment of ¥1 billion as the initial part of the remuneration for employee inventions, alleging that the plaintiff inherited the right to claim the remuneration for employee inventions with respect to such pharmaceutical totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated and are jointly being tried by the court.

With respect to the patent infringement suit filed by the Company and TPNA in the United States District Court for the Southern District of New York against Mylan Pharmaceuticals, Inc. and related companies ("Mylan") and Alphapharm Pty. Ltd. and related company ("Alphapharm") (collectively, the "Defendants") concerning an application for the registration of generic products of Actos, the said court, on March 21, 2007, rendered its decision to order the Defendants to indemnify the Company and TPNA for the attorneys fees incurred by such parties in the amounts of $11.4 million and $5.4 million to be paid by Mylan and Alphapharm, respectively (the aggregate amount is $16.8 million). In such decision, the said court supported the Company's assertion stating that there were unexceptional violations and falsities in the litigation procedures taken by Mylan and Alphapharm. Although the Defendants appealed such decision, they have already deposited the amount of indemnification designated in such decision (including the interest to be accrued thereon through the date on which the decision shall be made by the appeal court).

On June 28, 2006, the Company was given a correction notice pursuant to the transfer pricing taxation by the Osaka Regional Taxation Bureau, which judged that the profits earned in the U.S. market, that had been distributed to the Company with respect to the products supply transactions between the Company and TAP during the period of six years, from fiscal year ended March 2000 through fiscal year ended March 2005, was under-represented in the profits distribution procedures between the Company and TAP. The corrected amount of income is ¥122.3 billion ($1,036,441 thousand) for the six year period, and the full amount of the additional tax in the amount of ¥57.1 billion ($483,729 thousand), was paid in July 2006, but the Company has disagreed with such correction procedures and on August 25, 2006 filed an opposition notice with the Osaka Regional Taxation Office.

17. Subsequent Events

1. Transfer of Shares in Affiliates

In April 2007, the Company transferred all of its shares of Takeda-Kirin Food Corporation, a 34%-owned affiliates of the Company, and Wyeth K.K., a 20%-owned affiliates of the Company, in accordance with the joint-venture agreement with Kirin Brewery Company, Limited and the share transfer agreement with Wyeth Inc., respectively. The amount of consideration for such transfer totaled approximately ¥31 billion ($262,712 thousand) and a gain on sale of shares, totaling approximately ¥28 billion ($237,288 thousand), is expected to be accounted for in the year ending March 31, 2008.

2. Repurchase of Treasury Stock

The Company's Board of Directors resolved to purchase treasury stock at the Board of Director's meeting on May 18, 2007. The Company subsequently repurchased 3,631,100 shares of common stock for ¥28,562 million ($242,051 thousand) on the Tokyo Stock Exchange from May 21 to June 22, 2007.

3. Appropriations of Retained Earnings

On June 28, 2007, the shareholders of the Company approved payment of a year-end cash dividend of ¥68.00 ($0.58) per share to holders of record at March 31, 2007, totaling ¥58,443 million ($495,280 thousand).

Deloitte.

Deloitte Touche Tohmatsu
Nakanoshima Central Tower
2-2-7, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
Japan

Tel: +81-6-4560-6000
Fax: +81-6-4560-6001
www.deloitte.com/jp

To the Board of Directors of Takeda Pharmaceutical Company Limited:

We have audited the accompanying consolidated balance sheets of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 17 to the consolidated financial statements,
1. The Company transferred all shares in Takeda-Kirin Foods Corporation and Wyeth K.K. in April 2007.
2. The Company repurchased treasury stock in accordance with the resolution of the Company's Board of Directors held on May 18, 2007.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2007

Member of
Deloitte Touche Tohmatsu

As of June 28, 2007

BOARD OF DIRECTORS, AUDITORS AND CORPORATE OFFICERS

Board of Directors



Chairman of the Board
Kunio Takeda



President
Yasuchika Hasegawa



Senior Managing Director
Makoto Yamaoka
General Manager
Corporate Strategy & Planning Department



Managing Director
Hiroshi Akimoto, Ph.D.



Managing Director
Kiyoshi Kitazawa, Ph.D.
General Manager
Strategic Product Planning Department



Director
Hiroshi Shinha
General Manager
Legal Department



Director
Yasuhiko Yamanaka
General Manager
Pharmaceutical Marketing Division

Auditors

Full-time Corporate Auditor
Toyoji Yoshida

Corporate Auditors
Kiyoshi Taura

Yoichi Asakawa

Tadashi Ishikawa

Corporate Officers

Tsudoi Miyoshi
General Manager
Human Resources Department

Hiroshi Takahara
General Manager
Finance & Accounting Department

Naohisa Takeda
General Manager
Overseas Business Planning Department

Hiroaki Ogata
General Manager
Global Licensing & Business Development Department

Kanji Negi
General Manager
Administrative Management Department
Pharmaceutical Affairs

Shigenori Ohkawa, Ph. D.
General Manager
Pharmaceutical Research Division

Hiroshi Sakiyama
General Manager
Tokyo Branch
Pharmaceutical Marketing Division

Teruo Sakurada
General Manager
Osaka Branch
Pharmaceutical Marketing Division

Hiroshi Ohtsuki, Ph.D.
President
Consumer Healthcare Company

MAIN SUBSIDIARIES AND AFFILIATES

Takeda Pharmaceutical Company Limited

Pharmaceuticals

Japan

Nihon Pharmaceutical Co., Ltd.
9-8, Higashikanda 1-chome
Chiyoda-ku, Tokyo 101-0031, Japan
Tel: +81-3-3864-8411
Fax: +81-3-3864-8807
Voting Shares Owned: 87.5%

Takeda Healthcare Products Co., Ltd.
21, Osadano-cho 2-chome
Fukuchiyama-shi
Kyoto 620-0853, Japan
Tel: +81-773-27-5421
Fax: +81-773-27-5439
Voting Shares Owned: 100%

Amato Pharmaceutical Products, Ltd.
995 Saso-cho Fukuchiyama-shi,
Kyoto 620-0932, Japan
Tel: +81-773-22-1100
Fax: +81-773-23-3355
Voting Shares Owned: 30%

U.S.A

Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017, U.S.A.
Tel: +1-212-421-6950
Fax: +1-212-355-5243
Voting Shares Owned: 100%

Takeda Research Investment, Inc.
435 Tasso Street, Suite 300
Palo Alto, CA 94301, U.S.A.
Tel: +1-650-328-2900
Fax: +1-650-328-2922
Voting Shares Owned: 100%*

Takeda San Diego, Inc.
10410 Science Center Drive
San Diego, CA 92121, U.S.A
Tel: +1-858-622-8528
Fax: +1-858-550-0526
Voting Shares Owned: 100%*

Takeda Pharmaceuticals North America, Inc.
One Takeda Parkway
Deerfield, IL 60015, U.S.A.
Tel: +1-877-872-3700
Voting Shares Owned: 100%*

Takeda Global Research & Development Center Inc.
One Takeda Parkway
Deerfield, IL 60015, U.S.A.
Tel: +1-877-872-3700
Voting Shares Owned: 100%**

TAP Pharmaceutical Products Inc.
675 North Field Drive
Lake Forest, IL 60045, U.S.A
Tel: +1-847-582-2000
Fax: +1-847-582-5797
Voting Shares Owned: 50%*

Europe

Takeda Europe Holdings B.V.
Strawinskylaan 1217
1077 XX Amsterdam
The Netherlands
Tel: +31-20-575-2830
Fax: +31-20-575-2831
Voting shares owned: 100%

Takeda Pharmaceuticals Europe Limited
Arundel Great Court
2 Arundel Street
London WC2R 3DA
United Kingdom
Tel: +44-(0)-207-759-5000
Fax: +44-(0)-207-759-5290
Voting shares owned: 100%***

Takeda Cambridge Limited
418 Cambridge Science Park
Milton Road Cambridge
Cambridgeshire, CB4 0PA
United Kingdom
Tel: +44-1223-477910
Fax: +44-1223-477911
Voting shares owned: 100%***

Takeda Global Research & Development Centre (Europe) Ltd.
Arundel Great Court 2 Arundel
Street, London, WC2R 3DA UK
Tel: +44-20-7759-5000
Fax: +44-20-7759-5270
Voting Shares Owned: 100%***

Laboratoires Takeda
11-15 quai de Dion Bouton
92816 Puteaux cedex, France
Tel: +33-1-4625 1616
Fax: +33-1-4697-0011
Voting Shares Owned: 100%***

Takeda UK Limited
Takeda House, The Mercury Centre
Wycombe Lane, Wooburn Green
High Wycombe, Buckinghamshire
HP10 0HH, United Kingdom
Tel: +44-1628-537-900
Fax: +44-1628-526-615
Voting Shares Owned: 100%***

Holding Company, etc.
Research
Development
Manufacturing
Marketing

* Owned by Takeda America Holdings, Inc.
** 100% subsidiary of Takeda Pharmaceuticals North America, Inc.
*** Owned by Takeda Europe Holdings B.V.
**** 100% subsidiary of Takeda Pharma GmbH
***** 100% subsidiary of Takeda Cambridge Limited

Others

Asia

Takeda Italia Farmaceutici S.p.A.
Via Elio Vittorini, 129
00144 Rome, Italy
Tel: +39-06-502601
Fax: +39-06-5011709
Voting Shares Owned: 76.9%***

Takeda Pharma GmbH
Viktoriaallee 3-5
52066 Aachen, Germany
Tel: +49-241-941-0
Fax: +49-241-941-2222
Voting Shares Owned: 100%***

Takeda Pharma Ges.m.b.H
Seidengasse 33-35
A-1070, Vienna, Austria
Tel: +43-1-524-40-64
Fax: +43-1-524-40-66
Voting Shares Owned: 100%****

Takeda Pharma AG
Alpenblickstrasse 26
CH-8853 Lachen, Switzerland
Tel: +41-55-451-5200
Fax: +41-55-451-5204
Voting Shares Owned: 100%****

Takeda Ireland Limited
Bray Business Park, Kilruddery
Co. Wicklow, Ireland
Tel: +353-1-205-0600
Fax: +353-1-205-0601
Voting Shares Owned: 100%

Takeda Pharma Ireland Limited
Grange Castle Business Park
Dublin 22, Ireland
Tel: +353-1-467-2400
Fax: +353-1-467-2401
Voting Shares Owned: 100%

Takeda Singapore Private Limited
10 Biopolis Road
#03-01/02 Chromos,
Singapore 138670
Tel: +65-677-11300
Fax: +65-647-89576
Voting shares owned: 100%*****

Tianjin Takeda Pharmaceuticals Co., Ltd.
No. 11 Xinghua Road
Tianjin Xiqing Economic Development Area
Tianjin, China
Tel: +86-22-2397-0011
Fax: +86-22-2397-2230
Voting Shares Owned: 75%

Takeda Chemical Industries (Taiwan), Ltd.
7th Floor, Great China Bldg
No. 217, Sec.3
Nanking East Road, Taipei, Taiwan
Tel: +886-2-2712-1112
Fax: +886-2-2712-1118
Voting Shares Owned: 100%

Boie-Takeda Chemicals, Inc.
12th Floor, Sky Plaza Bldg
6788 Ayala Avenue, Oledan Square
Makati City, Metro Manila, Philippines
Tel: +63-2-825-0954 or 6061
Fax: +63-2-896-6941
Voting Shares Owned: 50%

Takeda (Thailand), Ltd.
10th Floor Rajanakarn Bldg
183 South Sathorn Road
Kwang Yannawa, Khet Sathorn
Bangkok 10120, Thailand
Tel: +66-2676-6770 to 9
Fax: +66-2676-6790
Voting Shares Owned: 48%

P.T. Takeda Indonesia
Plaza DM 15th Floor
Jl. Jend. Sudirman Kav. 25
Jakarta 12920, Indonesia
Tel: +62-21-526-7656
Fax: +62-21-526-7657
Voting Shares Owned: 70%

Wako Pure Chemical Industries, Ltd.
1-2, Doshomachi 3-chome
Chuo-ku, Osaka 540-8605, Japan
Tel: +81-6-6203-3741
Fax: +81-6-6203-2029
Voting Shares Owned: 70.3%

Mizusawa Industrial Chemicals, Ltd.
13-6, Nihonbashi-Muromachi 1-chome,
Chuo-ku, Tokyo 103-0022, Japan
Tel: +81-3-3270-3821
Fax: +81-3-5201-7467
Voting Shares Owned: 54.2%

Sumitomo Chemical Takeda Agro Company, Limited
Sumitomo Fudosan Kayabacho Bldg.
16-3, Shinkawa 1-chome
Chuo-ku, Tokyo 104-0033, Japan
Tel: +81-3-3537-8621
Fax: +81-3-3537-8649
Voting Shares Owned: 40%

As of March 31, 2007

CORPORATE INFORMATION

Takeda Pharmaceutical Company Limited

Founded:	June 12, 1781
Date of Incorporation:	January 29, 1925
Paid-in Capital:	¥63,541 million
Number of Shareholders:	112,113
Common Shares Issued:	889,272,395
Independent Certified Public Accountants:	Deloitte Touche Tohmatsu (by Tohmatsu & Co., a member firm of Deloitte Touche Tohmatsu) Nakanoshima Central Tower 2-7, Nakanoshima 2-chome Kita-ku, Osaka-shi, Osaka 530-0005, Japan
Stock Exchange Listings:	(#4502) Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Administrator of the Shareholders' Register:	Mitsubishi UFJ Trust and Banking Corporation 4-5 Marunouchi 1-chome Chiyoda-ku, Tokyo 100-8212, Japan

Principal Shareholders

Name	Number of Shares Held (thousands)	Percentage of Total Shares Outstanding (%)
Nippon Life Insurance Company	56,400	6.34%
Japan Trustee Services Bank, Ltd. (Trust account)	50,682	5.70%
The Master Trust Bank of Japan, Ltd. (Trust account)	43,782	4.92%
State Street Trust and Banking Co., Ltd. 505103	20,659	2.32%
Dai-ichi Mutual Life Insurance Company	19,029	2.14%
Takeda Science Foundation	17,912	2.01%
The Chase Manhattan N.A. London	16,926	1.90%
The Chase Manhattan N.A. London, S.L. Omnibus Account	15,903	1.79%
Nomura Securities Co., Ltd.	15,527	1.75%
BNP PARIBAS Securities (Japan) Limited	13,330	1.50%

Monthly Stock Price Range (Tokyo Stock Exchange)


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3,000
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Monthly Trading Volume


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*TOPIX (Tokyo Stock Price Index) is an intellectual property that belongs to the Tokyo Stock Exchange, Inc. (TSE). All the rights to calculate, publicize, disseminate, and use the index value are reserved by the TSE.

For further information, please contact:

Head Office
1-1, Doshomachi 4-Chome
Chuo-ku, Osaka-shi, Osaka 540-8645, Japan
Tel: +81-6-6204-2111
Fax: +81-6-6204-2880

Tokyo Head Office
12-10, Nihonbashi 2-Chome
Chuo-ku, Tokyo 103-8668, Japan
Tel: +81-3-3278-2111
Fax: +81-3-3278-2000

URL
http://www.takeda.com/

R70 PRINTED WITH SOY INK Issued in October, 2007
Printed in Japan

Takeda Pharmaceutical Company Limited

Contributes to The Health of Individuals Worldwide

082－35071

November 9, 2007

Takeda Pharmaceutical Company Limited

The Results of HIJ-CREATE Study, a Large-scaled Clinical Study of Candesartan with Coronary Artery Disease Patients with Hypertension in Japan

Osaka, Japan, November 9, 2007 — During the American Heart Association's Scientific Session 2007, held at Orland, Miami, the results of the HIJ-CREATE[*] study ("CREATE study") were presented in late-breaking clinical trials session.

[*] HIJ-CREATE: The Heart Institute of Japan-Candesartan Randomized trial for Evaluation in Coronary Artery Disease.

This is a large-scaled outcome study with coronary artery disease patients with hypertension in Japan, comparing the reduction of incidence of major adverse cardiovascular events ("MACE") between therapy with candesartan cilexetil (tradename in Japan: Blopress®), an angiotensin receptor blocker ("ARB"), and that with non-ARB standard therapy, and the total number of patients is 2,049. The CREATE study is an Investigators Initiated Trial ("IIT") started in June 2001, by 14 medical institutions headed by Department of Cardiology, Graduate School of Medicine, Tokyo Women's Medical University.

The following three main findings were obtained in the CREATE study.

- Reduction of incidence of MACE <Primary endpoint>
  Blopress showed 11% reduction in incidence of MACE as compared to the non-ARB standard therapy, though there is no statistically significant difference. (p=0.194)

- The new onset rates of diabetes mellitus <Secondary endpoint>
  The new onset rate with Blopress and non-ARB standard therapy are 1.1% and 2.9% respectively. (p=0.027)

- Reduction of incidence of MACE in patients with impaired renal function <sub-analysis>
  Blopress showed 21% reduction in incidence of MACE as compared to the non-ARB standard therapy. (p=0.039)

"Blopress therapy may reduce the incidence of MACE in patients with impaired renal function in addition to reduction of new onset of diabetes mellitus," said the chief investigator of The HIJ-CREATE, Hiroshi Kasanuki, MD (Chief Professor, Department of Cardiology, Graduate School of Medicine, Tokyo Women's Medical University). "Although there is no statistically significant difference in primary endpoint between Blopress therapy and non-ARB standard therapy, drug-related adverse events were lesser in Blopress therapy, and the results are meaningful in view of the increasing attention to the importance of organ protection by suppression of renin-angiotensin system for coronary artery disease patients with hypertension."

###

Outline of HIC-CREATE study

Patients:	A total of 2,049 Japanese coronary artery disease patients with hypertension
Follow-up period:	3 years or longer
Study design:	Open-label randomized controlled trial
Primary endpoint:	Major Adverse Cardiovascular Events (MACE)[*]
Secondary endpoint:	New-onset of diabetes mellitus, Revascularization

[*] Death from cardiovascular cause / Non-fatal myocardial infarction / Unstable angina pectoris, heart failure, stroke

and other cardiovascular events, which required hospitalization.

About Candesartan

Candesartan was discovered and originally synthesized by Takeda Pharmaceutical Company Limited, and was jointly developed with AstraZeneca. Candesartan is currently marketed in about 90 countries worldwide under the brand names of Blopress®, Amias® and Kenzen® by Takeda, and Atacand® by AstraZeneca.

###

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

November 19, 2007

Takeda Pharmaceutical Company Limited

Takeda Established a New Company in the U.S. for Therapeutic Antibody Research

Osaka, Japan, November 19, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") today announced that it has established a new company for therapeutic antibody research, Takeda San Francisco, Inc. ("TSF") in San Francisco, California, as a wholly owned subsidiary of Takeda America Holdings, Inc.

Located in San Francisco as one of the bio-pharma clusters, TSF will be positioned as a center of excellence for Takeda's therapeutic antibody research, and Takeda will accelerate such research aiming to build antibody technology platform based on technologies such as, discovery and development of antibodies, enhancement of antibody activity, antibody-manufacturing, which subsequently will lead to earliest possible launch of antibody medicines.

In Takeda's 2006-2010 Medium-Term Management Plan, the enhancement of capability to create new drugs through in-house R&D activities is set forth as one of the management tasks. Takeda is now implementing "Re-establishment of research strategies" including 'Initiatives for innovative technologies', as well as "Reform of research management system to pursue the quality and speed" and "Cultural change among researchers to attract and nurture talented researchers". The establishment of TSF is one of the important strategies toward above research strategies. TSF is expected to play an important role in Takeda's global research structure, together with the research functions in Japan, Takeda San Diego, Inc., Takeda Cambridge Limited and Takeda Singapore Private Limited.

"Establishment of TSF is an important milestone for our therapeutic antibody research," said Mr. Yasuchika Hasegawa, President of Takeda. "We will continue research investment as well as securing human resources so that we can accelerate therapeutic antibody research. To that effect, in addition to in-house research, we will pursue every possibility of utilization of external research resources such as collaboration and alliances, and acquisition. In parallel, we will further enhance our R&D pipeline by establishing innovative technologies for bio pharmaceuticals other than antibody medicine, nucleic acid medicine and regenerative medicine, for drug discovery and creation."

<Company Outline>

Company name	:	Takeda San Francisco, Inc.
Location	:	South San Francisco, California, USA
Capital	:	US$1.00-
Date of establishment	:	November 15th, 2007

<About Takeda Pharmaceutical Company Limited>

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders in the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com/.

###

November 20, 2007

Takeda Pharmaceutical Company Limited

Takeda to Sponsor the 61st Fukuoka International Open Marathon Championship, 2007

Osaka, Japan, November 20, 2007 – Takeda Pharmaceutical Company Limited, ("Takeda") announced today its official sponsorship of Fukuoka International Open Marathon Championship ("Fukuoka Marathon") 2007 to be held on Sunday December 2. The Fukuoka Marathon is a historic marathon race established in 1947 and one of the three major men's races in Japan along with the Tokyo Marathon and The Lake Biwa Mainichi Marathon. This forthcoming race is drawing attention inside and outside Japan, as it is one of the Japan's qualifying events for the men's marathon race at the Beijing Olympic Games in August, 2008.

Takeda has placed "contribution to society activities" as an important element for its business activities based on its mission, "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products". Marathon sponsorships represent Takeda's initiative to promote the sports and health of the people worldwide.

"It is our pleasure to expand our sponsorships to include the prestigious Fukuoka Marathon while we have been supporting the races of the Hokkaido Marathon, the Chicago Marathon and the Berlin Marathon," said Kunio Takeda, chairman of Takeda. "We are proud to support the thousands of runners who are committed to crossing the finish line, as we believe a marathon race shares a common spirit of Takeda-ism, namely contributing to society through our determination to continue expanding the business of creating medicines by corporate activities based on integrity throughout its 226 years of services."

###

About Takeda

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan, and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

November 2007

To All Shareholders

President
Yasuchika Hasegawa
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan

Announcement of the decision taken by the Board of Directors concerning the payment of an interim dividend for the 131st term

We hereby announce that the following decision concerning the payment of an interim dividend for the 131st term (1st April 2007 to 31st March 2008) was made at a meeting of the Board of Directors held on 5th November 2007.

An interim dividend will be paid as follows, with the record date being 30th September 2007 based on the company's articles of incorporation.

1. Interim dividend	**84 yen per share**
2. Start date for payment (Effective date)	**3rd December 2007 (Monday)**

Interim dividend receipts (for shareholders' who applied for electronic transfers, the interim dividend account statement) are planned for distribution on **30th November (Friday)** to the addresses entered on the shareholders' payment method application forms.

Business Report

131st Interim Term Business Report

1st April 2007 to 30th September 2007

To All Shareholders

We hereby present our report on the general condition of business for the company's 131st interim term (1st April 2007 to 30th September 2007).

The company positions Takeda-ism (integrity: fairness, honesty, and perseverance) as the basis of all corporate activities and aims at realizing the following management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

Last year, Takeda drew up a 5 year management plan, the "06-10 Mid-Term Plan," thus initiating a new challenge aimed at becoming a "world-class pharmaceutical company of Japanese origin," a company able to keep a steadfast perspective on the mid to long-term future. Throughout the period of this mid-term plan, Takeda will pursue the comprehensive improvement of its strengths - precise strategic planning and execution from a long-term perspective, and high productivity and efficiency. The company will also mobilize the collective efforts of the group to concentrate efforts on the following management tasks, and will strive to maximize corporate value.

Strengthening of the R&D pipeline centered on the generation of new drugs using the company's own research

As an international R&D company, we will carry out priority investment in research activities to construct a framework that brings about the continuous generation of new drugs from our own research. We will push forward the reform of our R&D processes and by concentrating resources on priority themes, we will increase the speed and efficiency of R&D and bring about steady growth over the mid to long-term centered on the company's own products. In fiscal 2007 in particular, Takeda will work with utmost priority on marketing approval applications for products in late-stage clinical development and measures to maximize added value.

The establishment of a self-sustaining marketing structure in the three

regions of Japan, US, and Europe

Takeda will establish a uniquely efficient global marketing structure through the sharing among all group companies of best practices in marketing activities and systems in the three regions of Japan, US, and Europe while continuing to base marketing efforts on the differences in regulations and business customs in each of these regions. In Europe in particular, the company will take advantage of the full-scale operation of the European marketing arm established last year to work on improving Takeda's presence in the region. Furthermore, in the US, we shall look at increasing the number of our products in association with the new product launches of the future and aim at the creation of a highly efficient marketing structure.

The promotion of an efficient global management system

Takeda will promote the further development of functional control not only for the headquarters functions of personnel, accounting and legal work, but also for the research, development, production, marketing, alliances and intellectual property functions at all affiliated companies both in Japan and overseas. At the same time, Takeda will construct an efficient global management structure unique to the company by putting group management into practice without losing any of the group's overall consistency.

In addition, Takeda has set a 7% annual average growth rate (excluding extraordinary gains and losses) for current net earnings per share (EPS) and the maintenance of the ratio of current net earnings to shareholders' equity (ROE) at the level of results in fiscal 2005 (14%) as management benchmarks. The company will make positive efforts towards a wide variety of management challenges, including those described above, aiming at realizing these benchmark targets.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

'06-10 Mid-Term Plan
The creation of a world-class pharmaceutical company of Japanese origin imbued with Takeda-ism
Basic Policy
The recovery of Takeda's ability to create new drugs in R&D The construction of a self-sustaining structure for marketing functions in the three regions of Japan, US, and Europe The establishment of efficient global management in head office functions The enrichment of the human resource pipeline vital to global business management The pursuit of high productivity and efficiency aimed at the strengthening of all MPDRAP functions * M (Marketing), P (Production), D (Development), R (Research), A (Alliances), and P (Patents)
Fiscal 2010 Business Targets
The construction of an R&D pipeline that enables the achievement of ¥2 trillion in sales of Takeda ethical drugs in 2015 ¥1.4 trillion in sales of Takeda ethical drugs 2.5% share of overseas markets in which Takeda has a presence R&D investment of around 20% of ethical drug sales 7% annual average growth rate (excluding extraordinary gains and losses) for current net earnings per share (EPS) The maintenance of the ratio of current net earnings to shareholders' equity (ROE) at the level of results in fiscal 2005 (14%)

Operations Review

Interim consolidated results

We hereby report on the consolidated results for this term.

Sales increased ¥66.0 billion (10.3%) from the same period of the previous year to finish at ¥708.5 billion.

- Consolidated net sales expanded, mainly due to the significant sales growth of Actos, a drug for diabetes, by Takeda Pharmaceuticals North America, Inc. (TPNA), a US subsidiary, and the growth of Candesartan, a drug for treatment of hypertension, both in Japan and the overseas market.
- The impact of foreign exchange rate fluctuations pushed revenues up by ¥14.9 billion compared to the same period of the previous year, as a result of the yen's weakening against both the US dollar and the euro.
- Consolidated sales of international strategy products were as follows.

Pioglitazone (Therapeutic agent for diabetes/Product name: Actos)	207.1 billion yen	Increase ¥46.0 (28.6%) from same period previous year
Candesartan (Therapeutic agent for hypertension/Domestic product name: Blopress)	112.8 billion yen	Increase ¥12.3 (12.2%) from same period previous year
Lansoprazole (Therapeutic agent for peptic ulcer/Domestic product name: Takepron)	77.6 billion yen	Increase ¥1.0 (1.3%) from same period previous year
Leuprorelin (Therapeutic agent for prostate cancer, breast cancer, and endometriosis/Domestic product name: Leuplin)	64.5 billion yen	Increase ¥2.0 (3.3%) from same period previous year

Operating income increased by ¥28.7 billion (12.1%) from the same period of the previous year to ¥264.9 billion.

- Gross profit increased by ¥64.9 billion (12.9%), to ¥568.4 billion.
- The increase in operating income was supported by the increase in gross profit, which more than offset the increase of selling, general and administrative expenses. Selling, general and administrative expenses increased by ¥36.2 billion (13.6%), to ¥303.5 billion.

- R&D expenses increased by ¥11.1 billion (11.6%), due to progress in development activities and the expenses from Takeda Cambridge Limited and Takeda Singapore Private Limited, both acquired by Takeda in March 2007.
- Selling, general and administrative expenses, excluding R&D expenses, increased by ¥25.1 billion (14.7%), mainly due to increased selling expenses in TPNA.

Ordinary income increased by ¥34.7 billion (11.6%) from the same period of the previous year to ¥333.7 billion.

- In addition to the increased operating income, an increase in non-operating income (such as interest income) by ¥6.0 billion also contributed to the increase in ordinary income.
- Equity in earnings of affiliated companies decreased by ¥1.3 billion (3.9%) to ¥31.5 billion. Equity in the earnings of TAP Pharmaceutical Products Inc. (TAP), a US equity method affiliate, decreased by ¥2.1 billion (7.1%) to ¥27.4 billion.

Interim net income increased by ¥58.9 billion (37.0%) from the same period of the previous year to ¥218.0 billion.

- While extraordinary income decreased by ¥9.1 billion to ¥29.2 billion, ordinary income increased from the same period of the previous year. Moreover, in the first half of the previous year, the company paid an additional tax of ¥57.1 billion for tax correction in accordance with the "rules on taxation on transfer prices." Accordingly, interim net income increased significantly compared with the same period of the previous year.
- Extraordinary income in the current interim period included gains from the transfer of Wyeth K. K. shares and Takeda-Kirin Food Corporation shares.
- Interim net income per share increased by ¥74.27 (41.0%) to ¥255.54 from the same period of the previous year.

Dividend and treasury stock buyback

Basic policy for profit distribution: In order to ensure sustainable growth in corporate value, Takeda will continue to make strategic investments with the aim of

enhancing its R&D pipeline in a way suited to an international R&D company, and of improving its business infrastructure both in Japan and overseas. As for profit distribution, Takeda plans to buy back shares flexibly, in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, as well as stable enhancement of the dividend payout ratio.

Takeda's basic dividend policy, from a long-term perspective, is to maintain stable profit distribution that is appropriate to the company's consolidated financial results. At the same time, we plan to gradually increase the consolidated dividend payout ratio, targeting around 45% in the final year of the 06-10 Med-Term Plan.

Dividend for fiscal 2007: For the interim period ended September 30, 2007, Takeda will pay an interim dividend of ¥84 per share, an increase of 24 yen over the same period of the previous year. Takeda plans to pay a year-end dividend of ¥84 per share. Accordingly, the annual dividends paid to shareholders, the sum of the interim and year-end dividends, will be ¥168, an increase of ¥40 from the previous year.

Treasury stock buyback: During the six months ended September 30, 2007, Takeda bought back 16,497thousand shares, totaling ¥128.6 billion. Takeda started the share buyback in the previous year. Combined with shares acquired during the previous year, the shares bought back total are 45,403thousand shares, or ¥342.0 billion.

Results by segment (consolidated net sales)

- Pharmaceuticals segment

Consolidated net sales by the Pharmaceuticals segment increased by ¥66.0 billion (11.2%) to ¥657.9 billion from the same period of the previous year. Operating income increased by ¥27.8 billion (12.0%) to ¥258.3 billion.

Sales by the Ethical Drugs business increased by ¥65.5 billion (11.7%) to ¥627.5 billion. Sales of ethical drugs in Japan increased by ¥8.6 billion (3.3%) to ¥265.6 billion, supported by the sales growth of major products such as Blopress, Takepron and Actos.

The following table shows sales results for major products in Japan.

Blopress (Therapeutic agent for hypertension)	68.6 billion yen	Increase ¥5.4 (8.5%) from same period previous year
Leuplin (Therapeutic agent for prostate cancer, breast cancer, and endometriosis)	33.3 billion yen	Increase ¥1.1 (3.5%) from same period previous year
Takepron (Therapeutic agent for peptic ulcers)	31.5 billion yen	Increase ¥3.2 (11.2%) from same period previous year
Basen (Therapeutic agent for diabetic postprandial hyperglycemia)	27.1 billion yen	Decrease ¥1.2 (4.4%) from same period previous year
Actos (Therapeutic agent for diabetes)	20.1 billion yen	Increase ¥4.1 (25.6%) from same period previous year

Sales of ethical drugs in overseas markets increased by ¥56.9 billion (18.7%) to ¥361.8 billion, compared to the same period of the previous year. The weaker yen also contributed to this growth.

In the US market, Actos sales increased by US$274 million (23.8%) to US$1,428 million. This increase was supported by the enhanced promotional activities of TPNA, sales of ACTOplus Met for Type II diabetes and other new products, and the favorable impact of the publication of a paper on the safety of a competitor's similar product. Sales of AMITIZA (a drug for chronic idiopathic constipation, launched on the market in April 2006) expanded, by US$77 million, to US$90 million. Sales of ROZEREM (a drug for insomnia treatment) also grew, by US$24 million, to US$57 million.

Sales of ethical drugs in Europe increased as a result of the expansion of Actos sales and the impact of the weaker yen.

- Sales by the Consumer Healthcare business increased by ¥0.5 billion (1.7%) to ¥30.5 billion. The sales decrease in Nicorette and certain products were offset by the sales expansion in Alinamin Tablets and Benza.

- Other segment

Sales by Other segment remained flat at ¥50.5 billion. Operating income increased by 0.8 billion (14.4%) to ¥6.4 billion from the same period of the previous year.

Research and Development

Seeking to enhance its R&D pipelines, which serve as sources for growth, and to launch early new products in the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases, oncology and urological diseases (including gynecology), central nervous system diseases (including bone and joint diseases), and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances. Major achievements of R&D activities during this interim period are described below.

In-house R&D

Takeda has also increased the speed of approaches to the discovery of new drugs including antibody drugs and nucleic acid drugs (e.g., Aptamers*).

* Aptamers are single-stranded nucleic acids that form well-defined three dimensional shapes, allowing them to bind target molecules and show efficacy in a manner that is conceptually similar to antibodies. Aptamers combine the optimal characteristics of small molecules and antibodies, including high specificity and affinity, chemical stability, low immunogenicity and the ability to target protein-protein interactions.

- In July 2007, Phase III clinical trials of TAK-491, a drug for treatment of hypertension, commenced in Europe and the US
- In August 2007, Phase II trials for TAK-536, a drug for treatment of hypertension, commenced in Japan.
- In November 2007, Phase II clinical trials of TAK-442, a drug for treatment of venous or arterial thromboembolism, commenced in Europe and the US

Maximization of product added value

Lansoprazole (Japan product name: Takepron)

- In August 2007, Takeda received an approval from the Ministry of Health, Labor

and Welfare (MHLW) for an additional dosage and administration for secondary eradication of Helicobacter pylori in gastric/duodenal ulcers, of which regimen consists of lansoprazole, amoxicillin and metronidazole.

Pioglitazone (Product name: Actos)

- In June 2007, Takeda filed an application to the MHLW for an additional indication of concomitant therapy of Actos with insulin.

Risedronate (Japan product name: Benet)

- In April 2007, the MHLW approved Benet Tablet 17.5 mg, which is a once-a-week formulation, for the treatment of osteoporosis, and it was launched in June 2007.
- In July 2007, Takeda filed an application to the MHLW for an additional indication of Paget's disease of bone for Benet Tablet 17.5 mg.

In-licensing and alliance activities

- In May 2007, Takeda entered into an agreement with BioWa Inc. in the US, which provides Takeda with a non-exclusive right to access to POTELLIGENT Technology for the development of ADCC* enhanced antibodies.
  - * Antibody-dependent cellular cytotoxicity
    ADCC activity is one of the functions of the human immune systems. The enhancement of ADCC is expected to lead to advantage such as an increasing antitumor activity.
- In June 2007, Takeda signed a collaboration agreement with Archemix Corporation in the US for discovery and development of aptamer drugs.
- In September 2007, Takeda entered into alliance with H. Lundbeck A/S in Denmark for co-development and co-commercialization of compounds created by Lundbeck for the treatment of mood and anxiety disorders in the United States and Japan.
- In August 2007, Takeda entered into a license agreement with Tobira Therapeutics, Inc. in the US, under which Takeda grants Tobira exclusive worldwide rights to develop, manufacture and sell TAK-220 and TAK-652 (anti-HIV drugs).

Research and Development

[redacted]

□ Lifestyle-Related Diseases

TCV-116 (candesartan cilexetil) Blopress (Japan, Europe Asia) Amias, Kenzen, etc. (Europe)	Angiotensin II receptor blocker	Combination with diuretic	Japan Europe	Phase III Phase III	In-house product
		High dose	Japan	Phase III	
		Critical prevention and suppression of progress of diabetic retinopathy (DIRECT)	Europe	Phase III	
AD-4833 (pioglitazone hydrochloride) Actos (Japan, US Europe, Asia)	Insulin resistance-improving drug	Actos/ metformin Sustained release combination drug	US	Under application ('06.03)	In-house product
		Suppression of progress of arteriosclerosis	US	Phase III	
		Concomitant therapy with metformin	Japan	Under application ('07.01)	
		Concomitant therapy with insulin preparation	Japan	Under application ('07.06)	
AO-128 (voglibose) Basen (Japan, Asia)	Disaccharide hydrolytic enzyme inhibitor	Impaired glucose tolerance (IGT)	Japan	Phase III	In-house product
TAK-475* (lapaquistat acetate)	Squalene synthase inhibitor (Oral agent)	Hyperlipidemia	US Europe Japan	Phase III Phase III Phase II	In-house product
SYR-322 (alogliptin)	DPP-4 inhibitor (Oral agent)	Diabetes	US Europe Japan	Phase III Phase III Phase II	In-house product
TAK-428 (-)	Neurotrophic factor production accelerator (Oral agent)	Diabetic neuropathy	US Europe	Phase II Phase II	In-house product
TAK-536 (azilsartan)	Angiotensin II receptor blocker (Oral agent)	Hypertension	US Europe Japan	Phase II Phase II Phase II	In-house product
TAK-583 (-)	Neuropathic pain-improving drug (Oral agent)	Postherpetic neuralgia	US Europe	Phase II Phase II	In-house product
		Diabetic neuropathic pain	US Europe Japan	Phase II Phase II Phase II	
		Diabetic neuropathy	US Europe Japan	Phase II Phase II Phase II	
ATL-962 (cetilistat)	Lipase inhibitor (Oral agent)	Obesity	Japan	Phase II	In-license product (Alizyme)
TAK-491 (-)	Angiotensin II receptor blocker (Oral agent)	Hypertension	US Europe	Phase III Phase III	In-house product
KAD-1299 (mitiglinide) Glufast (Japan)	Fast- and short-acting insulin secretion stimulator	Concomitant therapy with insulin sensitizers	Japan	Under application ('07.04)	In-license product (Kissei)
		Concomitant therapy with alpha-glucosidase inhibitor	Japan	Approved ('07.05)	
SYR-472 (-)	DPP-4 inhibitor (Oral agent)	Diabetes	US Europe	Phase II Phase II	In-house product
TAK-442 (-)	Factor Xa inhibitor	Venous or arterial thromboembolism	US Europe	Phase II Phase II	In-house product

- Regarding TAK-475, clinical studies with higher doses was suspended and the additional clinical studies, which was requested by FDA, is under discussion (as of October 29, 2007)

[redacted]

□ Oncology and Urological Diseases

TAP-144-SR (leuprorelin acetate) Leuplin (Japan), Lupron Depot (US), Enantone, etc. (Europe, Asia)	LH-RH agonist	6-month preparation: prostate cancer	Germany Italy France	Under application ('05.06) Under application ('05.10) Under application ('05.11)	In-house product
AF37702 (-)	Erythropoietin receptor activator (Injection)	Renal anemia, cancerous anemia	US Europe Japan	Phase III Phase III Phase II	In-license product (Affymax)
TAK-851 (-)	Immune response modifier (Ointment)	HPV (human papillomavirus) infection	US Europe	Phase II Phase II	In-license product (3M)
EMD72000 (matuzumab)	Humanized anti-EGFR antibody (Injection)	Gastric cancer, non-small-cell lung cancer, colon cancer	US Europe Japan	Phase II Phase II Phase II	In-license product (Merck KGaA)

□ Central Nervous System Diseases, Bone/ Joint Diseases

TAK-375 (ramelteon) Rozerem (US)	MT_1/ MT_2 receptor agonist (Oral agent)	Insomnia	Japan Europe	Phase III Under application ('07.03)	In-house product
		Sleep/ awakening disorders (patients with Alzheimer's disease)	US	Phase II	
		Circadian rhythm sleep disorder	US	Phase II	
NE-58095 (risedronate) Benet (Japan)	Bone resorption inhibitor	Paget's disease of bone	Japan	Under application ('07.07)	In-license product (Ajinomoto)
TAK-783 (-)	T cell function regulator derivative (Oral agent)	Rheumatoid arthritis	US Europe	Phase II Phase II	In-house product
Lu AA21004 (-)	Bis-aryl-sulphanyl amine (Oral agent)	Mood/anxiety disorder	Europe	Phase II	In-license product (Lundbeck)
Lu AA24530 (-)	Monoamine modulator (Oral agent)	Mood/anxiety disorder	Europe	Phase II	In-license product (Lundbeck)

D Gastroenterological diseases etc.

AG-1749 <lansoprazole> Takepron (Japan, Asia) Prevacid (US, Asia) Ogast, Agopton, Lansox, etc. (Europe)	Proton pump inhibitor	Secondary eradication of Helicobacter pylori	Japan	Approved ('07.08)	In-house product
		Risk reduction of NSAID associated ulcer	Japan	Phase III	
SPI-0211 <lubiprostone> Amitiza (US)	Chloride channel opener (Oral agent)	Irritable bowel syndrome with constipation	US	Under application ('07.08)	In-license product (Sucampo)
		Opioid-induced bowel dysfunction	US	Phase III	
TAK-242 <->	TLR4 signal transduction inhibitor (Injection)	Severe sepsis	Japan US Europe	Phase III Phase III Phase III	In-house product
TAK-390MR <dexlansoprazole>	Proton pump inhibitor (Oral agent)	Erosive/non-erosive esophagitis	US Japan	Phase III Phase I	In-house product
SNT-MC17 <idebenone>	Mitochondria targeted anti-oxidant (Oral agent)	Friedreich's ataxia	Europe	Under application ('07.08)	In-license product (Santyers)
		Duchenne muscular dystrophy	Europe	Phase II	

Phase I (Phase I Trial)

Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics

Phase II (Phase II Trial):

Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration

Phase III (Phase III Trial)

Carried out on a large number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

Financial Data (Consolidated)

Interim consolidated balance sheet (Unit: Hundred million yen)

Assets	Current Interim period ↓	Previous period ↓
Account item	Interim period of fiscal 2007	FY2006
	As of 30th September 2007	As of 31st March 2007
Assets		
Current assets	23.645	23,577
Cash and deposit	4,224	3,854
Accounts receivable	2,907	2,620
Marketable securities	13,378	14,145
Inventory assets	1,103	1,053
Deferred tax assets	1,472	1,392
Other current assets	566	518
Allowance for doubtful receivables	Δ6	Δ5
Fixed assets	6,646	7,148
Tangible fixed assets	2,382	2,384
Buildings and structures	1,064	1,079
Machinery and equipment	522	533
Land	629	623
Other assets	166	150
Intangible assets	100	108
Investments and other assets	4,165	4,656
Investment securities	3,500	3,946
Long-term loans receivable	3	2
Prepaid pension costs	315	238
Real estate for lease	220	224
Deferred tax assets	51	186
Other assets	77	61
Allowance for doubtful receivables	Δ2	Δ1
Total assets	30,291	30,725

Liabilities and Shareholders Equity	Current Interim period ↓	Previous period ↓
Account item	Interim period of fiscal 2007	FY2006
	As of 30th September 2007	As of 31st March 2007
Liabilities		
Current liabilities	4,359	4,424
Notes and accounts payable	730	774
Short-term debt	49	50
Accrued income tax, etc.	1,161	1,007
Accrued expenses	1,115	1,113
Reserve	452	440
Other liabilities	851	1,040
Fixed liabilities	1,502	1,690
Total liabilities	5,861	6,114
Net assets		
Shareholders' equity	22,476	22,167
(treasury stock)	(Δ3,226)	(Δ1,939)
Valuation and translation adjustments	1,537	2,036
Minority interests	417	409
Total net assets	24,430	24,611
Total liabilities and net assets	30,291	30,725

Interim consolidated statements of income (Unit: Hundred million yen)

Account item	Current interim period ↓ Interim period of fiscal 2007 1st April 2007 to 30th September 2007	Previous interim period ↓ Interim period of FY2006 1st April 2006 to 30th September 2006
Net sales	7,085	6,424
Cost of sales	1,401	1,390
Gross profit	5,684	5,035
Selling, general and administrative expenses (Including R&D costs)	3,035 (1,073)	2,672 (962)
Operating income	2,649	2,362
Non-operating income	741	679
Non-operating expenses	53	51
Ordinary gain	3,337	2,990
Extraordinary gain	292	383
Current net income before taxes and minority interests	3,629	3,373
Corporation tax, residents' tax and enterprise tax	1,435	1,759
Minority interests	13	23
Current net income	2,180	1,591

Interim consolidated statements of cash flows (Unit: Hundred million yen)

Account item	Current interim period ↓ Interim period of fiscal 2007 1st April 2007 to 30th September 2007	Previous interim period ↓ Interim period of FY2006 1st April 2006 to 30th September 2006
Cash flow from operating activities	1,602	9
Cash flow from investment activities	1,081	2,170
Cash flow from financial activities	Δ1,885	Δ2,057
Translation adjustments related to cash and cash equivalents, etc.	Δ218	77
Increased value of cash and cash equivalents	580	199
Balance of cash and cash equivalents at the start of the period	16,477	16,262
Balance of cash and cash equivalents at the end of the period	17,057	16,461

Interim consolidated statements of changes in shareholders' equity etc. (Unit: Hundred million yen)

Account item	Shareholders' equity					Valuation and translation adjustments				Minority interests	Total net assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total share-holders' equity	Unrealized gains on other marketable securities	Deferred hedge gains and losses	Currency translation adjustment account	Total Valuation and translation adjustments		
Balance as of 31st March 2007	635	496	22,974	Δ1,939	22,167	1,880	Δ4	179	2,036	409	24,611
Change in value during the current interim period											
Distribution of surplus			Δ584		Δ584						Δ584
Interim net income			2,180		2,180						2,180
Treasury stock acquired				Δ1,287	Δ1,287						Δ1,287
Treasury stock disposed		0		0	0						0
Change in value during current interim period in account items other than shareholders' equity (net)					-	Δ244	3	Δ257	Δ498	8	Δ490
Total change in value during the current interim period	-	0	1,596	Δ1,287	309	Δ244	3	Δ257	Δ498	8	Δ181
Balance as of 30th September 2007	635	496	24,570	Δ3,226	22,476	1,616	Δ1	Δ78	1,537	417	24,430

Financial and Data (Non-Consolidated)

Interim balance sheet (Unit: Hundred million yen)

Assets	Current interim period ↓	Previous period ↓
Account item	Interim period of fiscal 2007 As of 30th September 2007	FY2005 As of 31st March 2007
Assets		
Current assets	10,073	10,685
Cash and deposit	1,750	1,677
Accounts receivable	2,048	1,861
Marketable securities	4,119	5,187
Inventory assets	670	658
Deferred tax assets	1,173	1,114
Other current assets	313	188
Fixed assets	9,444	9,768
Tangible fixed assets	1,034	1,040
Buildings and structures	575	587
Machinery and equipment	200	208
Land	208	208
Other assets	51	37
Intangible fixed asset	1	0
Investments and other assets	8,410	8,727
Investment securities	2,205	2,546
Investment in stocks of affiliated companies	4,905	4,727
Investment in affiliated companies	431	431
Prepaid pension costs	315	238
Real estate for lease	-	224
Other assets	555	563
Allowance for doubtful receivables	Δ1	Δ1
Total assets	19,517	20,453

Liabilities and Shareholders Equity	Current interim period ↓	Previous period ↓
Account item	Interim period of fiscal 2007 As of 30th September 2007	FY2005 As of 31st March 2007
Liabilities		
Current liabilities	3,037	3,157
Notes and accounts payable	534	494
Accrued liabilities and expenses	1,148	1,452
Accrued income tax, etc.	964	826
Reserve	303	301
Other liabilities	87	84
Fixed liabilities	536	742
Total liabilities	3,573	3,899
Net assets		
Shareholders' equity	14,845	15,254
(treasury stock)	(Δ3,226)	(Δ1,939)
Valuation and translation adjustments	1,100	1,300
Total net assets	15,945	16,554
Total liabilities and net assets	19,517	20,453

Interim statements of income (Unit: Hundred million yen)

Account item	Current interim period ↓ Interim period of fiscal 2007 1st April 2007 to 30th September 2007	Previous interim period ↓ Interim period of FY2006 1st April 2006 to 30th September 2006
Net sales	4,592	4,320
Cost of sales	1,121	1,103
Gross profit	3,470	3,217
Selling, general and administrative expenses	1,616	1,431
Operating income	1,855	1,785
Non-operating income	157	330
Non-operating expenses	42	41
Ordinary gain	1,969	2,074
Extraordinary gain	287	292
Current net income before tax	2,257	2,366
Corporation tax, residents' tax and enterprise tax	794	1,234
Interim net profit	1,462	1,132

Interim statements of changes in shareholders' equity etc. (Unit: Hundred million yen)

Account item	Shareholders' equity					Valuation and translation adjustments			Total net assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total share-holders' equity	Unrealized gains on other marketable securities	Deferred hedge gains and losses	Total Valuation and translation adjustments	
Balance as of 31st March 2007	635	496	16,061	Δ1,939	15,254	1,303	Δ3	1,300	16,554
Change in value during current interim period									
Distribution of surplus			Δ584		Δ584				Δ584
Interim net profit			1,462		1,462				1,462
Treasury stock acquired				Δ1,287	Δ1,287				Δ1,287
Treasury stock disposed		0		0	0				0
Change in value during current interim period in account items other than shareholders' equity (net)					-	Δ203	2	Δ201	Δ201
Total change in value during current interim period	-	0	878	Δ1,287	Δ409	Δ203	2	Δ201	Δ609
Balance as of 30th September 2007	635	496	16,939	Δ3,226	14,845	1,100	Δ1	1,100	15,945

Topics

Topics 1

In-house R&D and alliance activities

Phase II clinical trials of TAK-442, a drug for the treatment of venous or arterial thromboembolism, commenced in Europe and the US.

In November 2007, TAK-442, a drug for the treatment of venous or arterial thromboembolism discovered and created by Takeda, has entered into Phase II clinical trials in Europe and the US. Thromboembolism is caused by thrombus formation in the bloodstream that obstructs peripheral blood vessels, which is a leading cause of pulmonary embolism and cerebral infarction. Because TAK-442 selectively inhibits Factor Xa (FXa), which plays an important role in the blood coagulation cascade, it has the potential to be a new oral anticoagulant effective for various diseases resulting from venous or arterial thrombosis. Takeda will vigorously conduct development activities in order to bring this novel treatment option to patients with thromboembolism as early as possible.

Takeda signs an agreement with Santhera, a Swiss pharmaceutical company, to market a drug (Idebenone) for the treatment of the orphan disease Duchenne muscular dystrophy.

On August 1, 2007, Santhera and Takeda signed an agreement to market Idebenone (generic name, development code: SNT-MC17), a drug originally developed by Takeda, in Europe for the indication of Duchenne muscular dystrophy (DMD). Under the agreement, Takeda will obtain an exclusive license to market the drug in the EU and Switzerland.

In July 2005, Takeda signed a collaboration agreement with Santhera to develop and market the drug for the indication of Friedreich's ataxia (FRDA), and on August 16, 2007, a marketing authorization application for the drug has been filed in Europe.

Takeda hopes that Idebenone will be approved at the earliest possible date

for the treatment of life-threatening diseases such as DMD and FRDA, for which there is currently no effective treatment.

Takeda enters into alliance with Lundbeck in Denmark for co-development and co-commercialization in the US and Japan of the drugs for the treatment of mood and anxiety disorders.

On September 4, 2007, Takeda entered into alliance with Lundbeck in Denmark for co-development and co-commercialization of the compounds created by Lundbeck and Takeda for the treatment of mood and anxiety disorders in the US and Japan. Under the terms of the agreement, Takeda will co-develop and co-commercialize two compounds (development codes: Lu AA21004 and Lu AA24530) in Lundbeck's pipeline for the indication of the disorders. Preclinical study results have demonstrated that these compounds have the potential to be superior to currently approved antidepressants in terms of increased efficacy and fast onset of effect.

Takeda hopes that the alliance will contribute to the enhancement of the field of central nervous system diseases which is one of its core therapeutic areas.

Archemix in the US and Takeda enter into collaboration for discovery and development of aptamer therapeutics.

On June 11, 2007, Archemix in the US and Takeda singed an agreement to discover, develop, and commercialize aptamer drugs. Under the agreement, Archemix will discover and develop candidate compounds based on three drug discovery targets presented by Takeda, and Takeda will be granted exclusive, worldwide rights to research, develop, manufacture and commercialize any resulting aptamer products.

Takeda hopes that this collabolation will contribute to the enhancement of the R&D pipiline as source for its future growth.

* About aptamers

Aptamers are single-stranded nucleic acids that form well-defined three dimensional shapes, allowing them to bind target molecules and show efficacy in a manner that is conceptually similar to antibodies. Aptamers combine the

optimal characteristics of small molecules and antibodies, including high specificity and affinity, chemical stability, low immunogenicity and the ability to target protein-protein interactions.

Topics 2

New products

Launch of Benet 17.5-mg tablets, once-a-week formulation for the treatment of osteoporosis

On June 15, 2007, Takeda launched Benet 17.5-mg tablets (generic name: Risedronate sodium hydrate), once-a-week formulation for the treatment of osteoporosis.

Clinical studies conducted in Japan showed that the safety and efficacy profile of Benet 17.5-mg tablets is comparative to that of Benet 2.5-mg tablets (once-daily formulation launched in May 2002). Benet tablets have also been shown to inhibit the incidences of clinical vertebral fracture, nonvertebral fracture, and femoral neck fracture in large-scale clinical studies.

Takeda believes that the launch of the once-a-week formulation of Benet will contribute to further improvement of patients' QOL, allowing them to select the optimal dosage and dosing frequency according to their lifestyle.

Launch of Actage SN tablets

On November 6, 2007, Health Care Company launched Actage SN tablets.

The components of Actage SN include fursultiamine hydrochloride (vitamin B1 derivative developed by Takeda), mecobalamin, which plays a role in peripheral nerve regeneration, and folic acid, which helps the function of mecobalamin. Actage SN tablets are highly efficacious in relieving symptoms such as shoulder or neck stiffness and pain.

Takeda will continue to address the needs of customers by providing the Actage brand consisting of Actage SN tablets and Actage AN tablets (drug effective for joint pain and neuralgia).

Official sponsorship of Berlin Marathon and Fukuoka International Marathon

Takeda sponsored the Berlin Marathon held on September 30 for the first time, along with the Hokkaido and Chicago Marathons which we have been supporting for years. The Berlin Marathon, started in 1974, is known as one of the world's largest marathon races with more than 50,000 runners of citizen runners.

In addition, Takeda will start to sponsor the Fukuoka International Open Marathon Championship to be held in December, which is attracting attention as one of the men's marathon qualifying trials of the Beijing Olympic.

Takeda hopes to contribute to health and sport promotion for many people around the world by providing sponsorship for marathon races, as part of corporate social responsibility (CSR), which is positioned as an important factor in corporate activities.

Takeda Overview (As of 1st October 2007)

▪ Overview

Date of Incorporation	January 1925
Paid-In Capital	¥63.5 billion
Number of Employees	5,859 (non-consolidated)
Head Office	1-1, Doshomachi 4-Chome Chuo-ku, Osaka 540-8645, Japan
Tokyo Head Office	12-10, Nihonbashi 2-Chome Chuo-ku, Tokyo 103-8668, Japan
Branches	Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch
Plants	Osaka Plant, Hikari Plant
Research Centers	Discovery Research Center, Biochemical Research Laboratories, Medical Chemistry Research Laboratory, Pharmacology Research Laboratories I, Pharmacology Research Laboratories III, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Health Research Laboratory (the above are located in Osaka City) Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City), Biotechnology Office(located in Hikari City)

Takeda also has offices in major cities nationwide apart from the above.

▪ Board of Directors and Auditors

Chairman of the Board (Representative Director)	Kunio Takeda
President (Representative Director)	Yasuchika Hasegawa
Senior Managing Director (General Manager, Corporate Strategy and Planning Department)	Makoto Yamaoka
Managing Director (Special Task)	Hiroshi Akimoto
Managing Director (General Manager, Strategic Product Planning Department)	Kiyoshi Kitazawa
Director (General Manager, Legal Department)	Hiroshi Shinha
Director(General Manager, Pharmaceutical Marketing Division)	Yasuhiko Yamanaka
Full-Time Corporate Auditor	Toyoji Yoshida

Corporate Auditor (Attorney)	Kiyoshi Taura
Corporate Auditor (Certified Public Accountant, New York, US)	Yoichi Asakawa
Corporate Auditor (Attorney)	Tadashi Ishikawa

(Note) The auditors Kiyoshi Taura, Yoichi Asakawa, and Tadashi Ishikawa are external auditors as stipulated in Article 2.16 of the Company Law.

■ Corporate Officers

Tsudoi Miyoshi	(General Manager, Human Resources Department)
Hiroshi Takahara	(General Manager, Finance & Accounting Department)
Naohisa Takeda	(General Manager, Overseas Business Planning Department)
Hiroaki Ogata	(General Manager, Global Licensing & Business Department)
Kanji Negi	(General Manager, Administrative Management Department, Pharmaceutical Affairs)
Shigenori Okawa	(General Manager, Pharmaceutical Research Division)
Hiroshi Sakiyama	(General Manager, Tokyo Branch, Pharmaceutical Marketing Department)
Teruo Sakurada	(General Manager, Osaka Branch, Pharmaceutical Marketing Department)
Hiroshi Otsuki, Ph.D.	(President, Consumer Healthcare Company)

■ Takeda Global Network

Consolidated number of employees (as of September 30, 2007)	15,717

US

(1) Takeda America Holdings, Inc.

(2) Takeda Pharmaceuticals North America, Inc.

(3) Takeda Global Research & Development Center, Inc.

(4) Takeda San Diego, Inc.

(5) Takeda Research Investment, Inc.

(6) TAP Pharmaceutical Products, Inc.

Europe

(1) Takeda Europe Holdings B.V. (Netherlands)

(2) Takeda Pharmaceuticals Europe Limited (UK)

(3) Laboratoires Takeda (France)

(4) Takeda UK Limited

(5) Takeda Pharma GmbH (Germany)

(6) Takeda Pharma Ges.m.b.H (Austria)

(7) Takeda Pharma AG (Switzerland)

(8) Takeda Italia Farmaceutici S.p.A.

(9) Takeda Cambridge Limited

(10) Takeda Global Research & Development Centre (Europe) Ltd. (UK)

(11) Takeda Ireland Limited

(12) Takeda Pharma Ireland Limited

Asia

(1) Takeda Chemical Industries (Taiwan), Ltd.

(2) Tianjin Takeda Pharmaceuticals Co., Ltd.

(3) P.T. Takeda Indonesia

(4) Takeda Singapore Pte Limited

(5) Boie-Takeda Chemicals, Inc. (Philippines)

(6) Takeda (Thailand), Ltd.

Japan

(1) Takeda Pharmaceutical Company Limited

(2) Nihon Pharmaceutical Co., Ltd.

(3) Takeda Healthcare Products Co., Ltd.

(4) Amato Pharmaceutical Products, Ltd.

Stock Information

■ Stock Information (As of 30th September 2007)

- Number of shareholders

111,842

- Number of shares

889,272,395

- Big shareholders

Shareholder	No. of shares held (1000)	% of shares outstanding
Nippon Life Insurance Company	56,400	6.34
Japan Trustee Services Bank, Ltd. (trust account)	46,469	5.23
The Master Trust Bank of Japan, Ltd. (trust account)	45,448	5.11
Dai-ichi Life Mutual Insurance Company	19,029	2.14
Takeda Science Foundation	17,912	2.01
State Street Trust & Banking Co., Ltd. 505103	16,525	1.86
The Chase Manhattan Bank N.A. London SL Omnibus Account	14,367	1.62
BNP PARIBAS Securities (Japan) Limited	13,195	1.48
Rabobank Nederland, Tokyo Branch	11,845	1.33
The Chase Manhattan Bank N.A. London	10,784	1.21

* The figure is not included in the table above, but Takeda holds 46,324thousand shares (5.21% of shares outstanding).

■ Stock Information

Fiscal Year	1st April to 31st March each year
Ordinary General Meeting of Shareholders	June each year
Reference Dates	Ordinary general meeting of shareholders 31st March each year Term-end dividend 31st March each year Interim dividend 30th September each year
Share Trading Unit	100 shares
Administrator of the Shareholders' Register	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-8212, Japan
Mitsubishi UFJ Osaka Office (All References)	Osaka Stock Transfer Agency Mitsubishi UFJ Trust and Banking Corporation 1-5, Dojimahama 1-Chome Kita-ku, Osaka 530-0004, Japan Tel: 0120-094-777 (Free Call)
Procedural Form Requests	Tel: 0120-244-479 (Head Office Stock Transfer Agency) (Free Call) 0120-684-479 (Osaka Stock Transfer Agency) Internet (Mitsubishi UFJ Trust and Banking Corporation Homepage) http://www.tr.mufg.jp/daikou/ * Share-related requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above.
Other Offices	Mitsubishi UFJ Trust and Banking Corporation offices nationwide Nomura Securities Co., Ltd. offices nationwide
Method for Public Announcements	Electronic announcements Listed at: http://www.takeda.co.jp/investor-infomation/koukoku/ However, in cases of accident or other unavoidable reason in which it is not possible to make a public announcement electronically, announcements will be made in the Nihon Keizai Shimbun.

■ Additional purchases/ disposals of fractional shares

It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete 1 share unit (100 shares) or to request the purchase of the fractional shares (by the

company). Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

■ Methods for Receiving Dividend Payments

Shareholders may use any of the following methods to receive a dividend payment from the company.

(1) Receipt via Post Office transfer payment notice (Japan Post Bank)

(2) Receipt via Japan Post Bank savings account automatic transfer receipt

(3) Receipt via bank deposit account automatic transfer receipt

- Customers who receive dividends using a Japan Post Bank transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
- Please contact one of the offices listed above if you are a shareholder and wish to change your method for receiving dividend payments.

Exhibit B

Brief Descriptions of Japanese Language Documents

p. 192 1. Status report regarding the repurchase of treasury stock (from August 1, 2007 to August 31, 2007) dated September 10, 2007.

p. 195 2. Status report regarding the repurchase of treasury stock (from September 1, 2007 to September 30, 2007) dated October 5, 2007.

p. 197 3. Amendment to status report regarding the repurchase of treasury stock (from September 1, 2007 to September 30, 2007) dated October 9, 2007.

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成19年９月10日
【報告期間】	自　平成19年８月１日　至　平成19年８月31日
【会社名】	武田薬品工業株式会社
【英訳名】	Takeda Pharmaceutical Company Limited
【代表者の役職氏名】	代表取締役社長　長谷川　閑　史
【本店の所在の場所】	大阪市中央区道修町四丁目１番１号
【電話番号】	大阪（6204）2111（代表）
【事務連絡者氏名】	経理部シニアマネジャー（決算）大　藤　良　仁
【最寄りの連絡場所】	東京都中央区日本橋二丁目12番10号 （武田薬品工業株式会社東京本社）
【電話番号】	東京（3278）2111（代表）
【事務連絡者氏名】	経理部 主席部員　（財務）　松　野　永
【縦覧に供する場所】	武田薬品工業株式会社東京本社 （東京都中央区日本橋二丁目12番10号） 武田薬品工業株式会社横浜支店 （横浜市西区北幸二丁目15番10号） 武田薬品工業株式会社名古屋支店 （名古屋市中区丸の内二丁目20番19号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目３番17号） 証券会員制法人福岡証券取引所 （福岡市中央区天神二丁目14番２号） 証券会員制法人札幌証券取引所 （札幌市中央区南一条西五丁目14番地の１）

株式の種類　普通株式

1【取得状況】

(1)【株主総会決議による取得の状況】

平成19年８月31日現在

区分	株式数（株）		価額の総額（円）
株主総会（平成　年　月　日）での決議状況（取得期間平成　年　月　日～　年　月　日）		—	—
報告月における取得自己株式（取得日）	月　日	—	—
計	—	—	—
報告月末現在の累積取得自己株式		—	—
自己株式取得の進捗状況（%）		—	—

(2)【取締役会決議による取得の状況】

平成19年８月31日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成19年７月31日）での決議状況（取得期間※平成19年８月１日～平成19年９月20日）		13,000,000	100,000,000,000
報告月における取得自己株式（取得日※）	８月６日	628,200	4,858,961,000
	８月７日	628,200	4,866,982,000
	８月８日	628,200	4,900,128,000
	８月９日	725,500	5,690,288,000
	８月10日	785,000	6,179,844,000
	８月13日	195,500	1,560,678,000
	８月14日	72,500	579,250,000
	８月15日	785,000	6,173,575,000
	８月16日	816,700	6,458,157,000
	８月17日	554,000	4,411,766,000
	８月20日	859,200	6,818,697,000
	８月21日	859,200	6,680,396,000
	８月22日	859,200	6,377,907,000
	８月23日	1,013,600	7,632,963,000
	８月24日	1,000,500	7,679,473,000
	８月27日	780,100	5,979,247,000
	８月28日	324,700	2,518,155,000
	８月29日	382,700	2,982,090,000
	８月30日	729,600	5,733,975,000
	８月31日	237,800	1,876,757,000
計	—	12,865,400	99,999,289,000

区分	株式数（株）	価額の総額（円）
報告月末現在の累積取得自己株式	12,865,400	99,999,289,000
自己株式取得の進捗状況（%）	99.0	100.0

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

該当事項はありません。

3【保有状況】

平成19年８月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	889,272,395
保有自己株式数	46,322,758

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成19年10月５日
【報告期間】	自　平成19年９月１日　至　平成19年９月30日
【会社名】	武田薬品工業株式会社
【英訳名】	Takeda Pharmaceutical Company Limited
【代表者の役職氏名】	代表取締役社長　長谷川　閑　史
【本店の所在の場所】	大阪市中央区道修町四丁目１番１号
【電話番号】	大阪（6204）2111（代表）
【事務連絡者氏名】	経理部シニアマネジャー（決算）大　藤　良　仁
【最寄りの連絡場所】	東京都中央区日本橋二丁目12番10号 （武田薬品工業株式会社東京本社）
【電話番号】	東京（3278）2111（代表）
【事務連絡者氏名】	経理部 主席部員　（財務）　松　野　　永
【縦覧に供する場所】	武田薬品工業株式会社東京本社 （東京都中央区日本橋二丁目12番10号） 武田薬品工業株式会社横浜支店 （横浜市西区北幸二丁目15番10号） 武田薬品工業株式会社名古屋支店 （名古屋市中区丸の内二丁目20番19号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目８番20号） 証券会員制法人福岡証券取引所 （福岡市中央区天神二丁目14番２号） 証券会員制法人札幌証券取引所 （札幌市中央区南一条西五丁目14番地の１）

株式の種類　普通株式

1【取得状況】

(1)【株主総会決議による取得の状況】

平成19年９月30日現在

区分	株式数（株）		価額の総額（円）
株主総会（平成　年　月　日）での決議状況 （取得期間平成　年　月　日～　年　月　日）		—	—
報告月における取得自己株式（取得日）	月　日	—	—
計	—	—	—
報告月末現在の累積取得自己株式		—	—
自己株式取得の進捗状況（%）		—	—

(2)【取締役会決議による取得の状況】

平成19年９月30日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成19年７月31日）での決議状況 （取得期間※平成19年８月１日～ 平成19年９月20日）		13,000,000	100,000,000,000
報告月における取得自己株式（取得日※）	月　日	—	—
計	—	—	—
報告月末現在の累積取得自己株式		12,865,400	99,999,289,000
自己株式取得の進捗状況（%）		99.0	100.0

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

該当事項はありません。

3【保有状況】

平成19年９月30日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	889,272,395
保有自己株式数	46,324,393

【表紙】

【提出書類】	自己株券買付状況報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の６第２項
【提出先】	関東財務局長
【提出日】	平成19年10月９日
【会社名】	武田薬品工業株式会社
【英訳名】	Takeda Pharmaceutical Company Limited
【代表者の役職氏名】	代表取締役社長　長谷川　閑　史
【本店の所在の場所】	大阪市中央区道修町四丁目１番１号
【電話番号】	大阪（6204）2111（代表）
【事務連絡者氏名】	経理部シニアマネジャー（決算）大　藤　良　仁
【最寄りの連絡場所】	東京都中央区日本橋二丁目12番10号 （武田薬品工業株式会社東京本社）
【電話番号】	東京（3278）2111（代表）
【事務連絡者氏名】	経理部 主席部員（財務）　松　野　永
【縦覧に供する場所】	武田薬品工業株式会社東京本社 （東京都中央区日本橋二丁目12番10号） 武田薬品工業株式会社横浜支店 （横浜市西区北幸二丁目15番10号） 武田薬品工業株式会社名古屋支店 （名古屋市中区丸の内二丁目20番19号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目８番20号） 証券会員制法人福岡証券取引所 （福岡市中央区天神二丁目14番２号） 証券会員制法人札幌証券取引所 （札幌市中央区南一条西五丁目14番地の１）

1【自己株券買付状況報告書の訂正報告書の提出理由】

平成19年10月5日付にて提出いたしました自己株券買付状況報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため、本訂正報告書を提出するものであります。

2【訂正内容】

訂正箇所は＿＿を付して表示しております。

（訂正前）

表紙

根拠条文　　証券取引法第24条の６第１項

（訂正後）

表紙

根拠条文　　金融商品取引法第24条の６第１項

RECEIVED
2007 DEC 28 P 12:15
[illegible]

File No. 082-35071

Exhibit A

English Translations of Japanese Language Documents

September 4, 2007

Takeda Pharmaceutical Company Limited

Takeda Settles a Lawsuit over Remuneration for Employee Invention Regarding an Anti-prostate Cancer and Anti-endometriosis Drug, Leuplin®

September 4, 2007, Osaka, Japan — Takeda Pharmaceutical Company Limited ("Takeda") announced today that, following the advisory by Judges, it has settled a lawsuit claiming remuneration for employee inventions, regarding formulation patents covering "the sustained release formulation of Leuprorelin acetate (marketed under the brand name of "Leuplin" in Japan)", a treatment for prostate cancer and endometriosis, originated by Takeda. That lawsuit was brought against Takeda before the Tokyo District Court in October 2004 and December 2005 by plaintiffs who alleged that they had inherited the right to claim remuneration of the employee inventions.

The plaintiffs have claimed in the lawsuit payment of ¥1.5 billion as an initial part of remuneration for the employee inventions regarding formulation patents for Leuplin. In the settlement proposed by the Tokyo District Court seeking the whole solution of the dispute, it is stipulated that Takeda shall pay ¥37.59 million, including interest, in settlement of all employee inventions, including foreign patents and know-how as well, of an anonymous former employee who was one of the inventors of the patents in dispute.

About Takeda

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan, and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

September 5, 2007

H. Lundbeck A/S
Takeda Pharmaceutical Company Limited

Lundbeck and Takeda form Alliance to Develop and Commercialize a Portfolio of Novel Compounds in the US and Japan for the Treatment of Mood and Anxiety Disorders

H. Lundbeck A/S and Takeda Pharmaceutical Company Limited today announced a strategic alliance for the exclusive co-development and co-commercialization in the United States and Japan of several compounds in Lundbeck's pipeline for the treatment of mood and anxiety disorders.

The partnership will initially focus on co-development and co-commercialization of the two most advanced compounds in Lundbeck's pipeline for mood and anxiety disorders, Lu AA21004 and Lu AA24530, with an option under certain conditions to include two other compounds of the same class in earlier stages of development. Assuming approvals, the companies plan to co-promote the compounds in the United States and Japan.

Under the terms of the agreement, Lundbeck will receive an initial payment of USD 40 million and potentially a maximum of USD 345 million in additional development milestone payments. Takeda and Lundbeck will jointly complete the development programmes, with Takeda booking the total sales and funding the majority of the remaining development activities. Lundbeck will receive a share of the revenue generated in the US and Japan as well as royalty payments on Takeda's share of revenues. Other economic conditions are not disclosed.

"We are delighted to have reached an agreement with one of the strongest global players in central nervous system research," says Yasuchika Hasegawa, president of Takeda. "Lundbeck has a novel compounds portfolio for the treatment of mood and anxiety disorder and we believe those compounds have the potential to demonstrate substantial benefits compared to existing therapies and that they will therefore be able to target unmet patient needs, while contributing to the enhancement of our CNS franchise which is one of our core therapeutic areas"

"Takeda's experience in building up a leading and one of the fastest growing companies in the US combined with its market leader position in Japan has made us confident that we have identified a fully committed and highly competent partner for our portfolio of compounds for the treatment of mood and anxiety disorders," said Dr. Claus Braestrup, president and CEO of Lundbeck. "This agreement also provides a unique opportunity for Lundbeck to build a commercial presence both in the US and in Japan with the support of a strong partner, while we continue to utilize our own European and international platform outside the US and Japan to commercialize the compounds."

About the compounds

The compounds belong to a new chemical class that has been discovered at Lundbeck. Compared with currently approved antidepressants, preclinical models have demonstrated that the compounds have the potential to address important unmet needs for patients in terms of both fast onset of effect and increased efficacy. The most advanced compound, Lu AA21004, is currently in clinical phase II development for the treatment of major depressive disorder (MDD). It is expected that the clinical trials will be finalized, opened and announced later this year.

H. Lundbeck A/S forward-looking statement

Lundbeck will receive USD 40 million as an extraordinary initial payment, which will positively influence the Lundbeck Group's revenue for 2007.

Lundbeck forecasts strong growth in consolidated profit for 2007 relative to 2006. Excluding extraordinary items, Lundbeck expects a profit from operations of more than DKK 2.5 billion, an EBIT margin of 25% and a level of investment of approximately DKK 650 million.

Takeda contacts

Investors & Media:
Seizo Masuda
Coordinator, Corporate Communications Dept.
+81-3-3278-2037

Lundbeck contacts

Investors:	Media:
Jacob Tolstrup	Caroline Broge
Director, Investor Relations	Media Relations Manager
+45 36 43 30 79	+45 36 43 26 38
+1 201 350 0187	

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com

September 21, 2007

Takeda Pharmaceutical Company Limited

Takeda to Sponsor Berlin Marathon 2007

Osaka, Japan, September 21, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today its official sponsorship of Berlin Marathon 2007 to be held on Sunday September 30, which will expand Takeda's support for marathon to Europe, as Takeda has been sponsoring Hokkaido Marathon in Japan for 13 years while started its sponsorship for The LaSalle Bank Chicago Marathon last year.

Berlin Marathon started its history in 1974, and is one of the biggest marathons in terms of number of runners, which is more than 50,000, and is one of "World Marathon Majors[*]"

"We are proud to support the thousands of runners participating in this prestigious Berlin Marathon," said Kunio Takeda, chairman of Takeda. "Our company has 226 years of history, striving to creating superior pharmaceutical products acting always with perseverance and integrity, just as marathon runners' commitment to crossing the finish line."

Takeda's initiatives based on its corporate philosophy include commitment to "contribution to society activities", and the sponsorship for marathons is expected to promote the sport and health of the people worldwide.

[*] World Marathon Majors

World Marathon Majors consist of Boston, Flora London, real,- BERLIN, LaSalle Bank Chicago and ING New York City marathons, and also IAAF World championships and Olympic Marathon. The male and female runners with the highest score in total of these marathons for a period of two years will be honored as overall champion.

October 1, 2007

House Foods Corporation
Takeda Pharmaceutical Company Limited

Transfer of Shares of House Wellness Foods Corporation from Takeda to House Foods

House Foods Corporation ("House Foods", President: Akira Oze) and Takeda Pharmaceutical Company Limited ("Takeda", President: Yasuchika Hasegawa) announced today transfer of all of Takeda's shares of House Wellness Foods Corporation ("House Wellness", President: Miyoshi Tokumitsu) to House Foods.

House Wellness was established in April 2006 as a joint venture between House Foods (66%) and Takeda (34%), and the beverage and food business of former Takeda Food Products, Ltd. was transferred to that joint venture aiming to have a synergy effect from fusion of development ability centered on vitamin products of Takeda Food Products, Ltd. and House Foods' food-processing technology. Currently, House Wellness' mainstay products are beverages such as "C1000 Vitamin lemon" and "C1000 lemon water".

The transfer of shares held by Takeda to House Foods this time is stipulated in the original joint venture agreement signed in February 2006.

"It is our pleasure to welcome House Wellness as a wholly owned subsidiary in our group," said Mr. Akira Oze, President of House Foods. "House Wellness already plays a pivotal role in our health food products business which is expected to support our future following the current core businesses. We will further pursue the synergy effect from fusion of our own technologies and those of House Wellness, so that we can establish the new product portfolio strategies."

"We are pleased with the successful transfer of businesses of former Takeda Food Products, Ltd. to House Wellness and also with the progress of its business to date," said Mr. Yasuchika Hasegawa, President of Takeda. "We believe House Wellness will further expand its business, contributing to the enhancement of health food business of House Foods' group."

###

Contact:

House Foods Corporation
Public & Investor Relations Dept.
(Tokyo)Tel:+81-3-5211-6039,Fax:+81-3-5211-6029

Takeda Pharmaceutical Company Limited
Corporate Communications Dept. (PR/IR)
(Tokyo)Tel: +81-3-3278-2037, Fax: +81-3-3278-2741

October 12, 2007

Affymax, Inc.
Takeda Pharmaceutical Company Limited

Affymax Doses First Patient in The Phase 3 Clinical Program of Hematide™ to Treat Anemia in Chronic Renal Failure Patients

PALO ALTO, Calif., Osaka, Japan, October 11, 2007 – Affymax, Inc. (Nasdaq: AFFY) and Takeda Pharmaceutical Company Limited (TSE: 4502) today announced that Affymax has dosed the first patient in the Phase 3 clinical program of its lead investigational therapy, Hematide™, for the treatment of anemia in chronic renal failure patients.

"The initiation of our Phase 3 program for Hematide is a significant milestone for Affymax, which positions us closer to our ultimate goal of providing a convenient monthly treatment alternative to the many patients suffering with anemia," said Arlene M. Morris, president and chief executive officer of Affymax. "We believe our program is uniquely designed to take advantage of the most current regulatory and medical strategies for the evaluation and use of erythropoiesis stimulating agents. Hematide is a novel ESA with the potential to offer monthly dosing to physicians and patients. Consistent with our previous guidance, we anticipate all trials in the Phase 3 renal program will begin enrolling patients by the end of the year with the goal of completing enrollment in each of the trials in 2008. We expect the submission of a New Drug Application for Hematide in chronic renal failure in 2010 if all goes as planned."

"We are very excited with the initiation of Phase 3 program for Hematide," said Mr. Yasuchika Hasegawa, president of Takeda. "Together with Affymax, we are conducting development activities worldwide in both renal and oncology indications, and we are looking forward to bringing this novel treatment option to patients suffering with anemia as soon as possible."

The Hematide Phase 3 program, involving a total of approximately 2,200 chronic renal failure patients, consists of four open-label, randomized controlled clinical trials in the U.S. and Europe, including two trials in patients on dialysis and two trials in patients not on dialysis. The trials in non-dialysis patients, called PEARL 1 and PEARL 2, will evaluate the safety and efficacy of Hematide compared to darbepoetin alfa in correcting anemia and maintaining hemoglobin levels over time. In dialysis patients previously-treated with EPO, the trials, called EMERALD 1 and EMERALD 2, will evaluate the safety and efficacy of Hematide and its ability to maintain hemoglobin levels in a corrected range compared to epoetin alpha or epoetin beta when patients are switched from either of these epoetins to Hematide. Analysis of efficacy for each study will be based on assessments of non-inferiority to the comparator drugs. The primary efficacy endpoint will be the mean change in hemoglobin from baseline. The hemoglobin target range will be 11-12 g/dL for studies in non-dialysis patients and 10-12 g/dL for studies in dialysis patients. In all studies, Hematide will be dosed once every four weeks while comparator drugs will be dosed in accordance with their respective product labels. Treatment in each study will be continued until the last patient has been treated for 52 weeks. Assessment of safety will include an analysis of non-inferiority to comparator drugs using a composite cardiovascular endpoint from a safety database pooled from all four Phase 3 trials.

About Hematide

Hematide is a novel synthetic, pegylated peptidic compound that binds to and activates the erythropoietin receptor and acts as an erythropoiesis stimulating agent. The product is being developed for treatment of anemia in patients with chronic renal failure and cancer patients receiving chemotherapy.

About Affymax, Inc.

Affymax, Inc. is a biopharmaceutical company developing novel drugs to improve the treatment of serious and often life-

threatening conditions. Affymax's lead product candidate, Hematide™, is currently being evaluated in Phase 3 clinical trials for the treatment of anemia associated with chronic renal failure and is in clinical trials for the treatment of chemotherapy-induced anemia in cancer patients. For additional information, please visit www.affymax.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

This release contains forward-looking statements, including statements regarding the timing, design and results of the Company's clinical trials and drug development program and the timing and likelihood of the commercialization of Hematide. The Company's actual results may differ materially from those indicated in these forward-looking statements due to risks and uncertainties, including risks relating to the continued safety and efficacy of Hematide in clinical development, the potential for once per month dosing, regulatory requirements and approvals, research and development efforts, industry and competitive environment, intellectual property rights and disputes and other matters that are described in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update any forward-looking statement in this press release.

###

October 24, 2007

H. Lundbeck A/S
Takeda Pharmaceutical Company Limited

Lu AA24530 for the treatment of mood and anxiety disorders enters into clinical phase II

H. Lundbeck A/S and Takeda Pharmaceutical Company Limited today announced the decision to investigate Lu AA24530 for the treatment of depression in patients. Based on positive, pre-clinical results, as well as the positive conclusion of the phase I trials in healthy individuals, the first patient in a 600 patient phase II study has been enrolled.

Lu AA24530, discovered by Lundbeck, belongs to a new chemical class and represents an approach that is markedly different to any currently marketed antidepressants. Lu AA24530 is being jointly developed by Lundbeck and Takeda and is the second most advanced compound in the collaboration on a new class of compounds to treat mood and anxiety disorders.

"Lu AA24530 is an outcome of efforts to design and develop novel psychotropics displaying clear-cut improvements in efficacy without compromising patient tolerability and compliance," said Anders Gersel Pedersen, head of Development at Lundbeck.

In September 2007, Lundbeck and Takeda formed an alliance to develop and commercialize a portfolio of novel compounds in the US and Japan for the treatment of mood and anxiety disorders, including Lu AA24530 and Lu AA21004, which is in a more advanced clinical development stage.

"We are very pleased with the progression of development stage of Lu AA24530, which is one of the compounds covered by our alliance with Lundbeck," says Masaomi Miyamoto, General Manager of Pharmaceutical Development Division of Takeda. "We will collaborate closely with Lundbeck in the next clinical stage."

The content of this release will have no influence on the Lundbeck Group's financial result for 2007.

Takeda contact

Investors & Media:
Seizo Masuda
Coordinator, Corporate Communications Dept.
+81-3-3278-2037

Lundbeck contacts

Investors:	Media:
Jacob Tolstrup	Caroline Broge
Director, Investor Relations	Media Relations Manager
+45 36 43 30 79	+45 36 43 26 38
+1 201 350 0187	

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2006, the company's revenue was DKK 9.2 billion (approximately EUR 1.2 billion or USD 1.6 billion). The number of employees is approximately 5,300 globally. For further information, please visit www.lundbeck.com.

October 29, 2007

Takeda Pharmaceutical Company Limited

Takeda Provides Update on Development Status of TAK-475, An Investigational Compound for Treatment of Hypercholesterolemia

Osaka, Japan, October 29, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") today announced an update of the development status of TAK-475 (r-INNM: lapaquistat acetate), an investigational compound being studied for the treatment of hypercholesterolemia in the U.S., Japan and Europe.

Following the discussions with the Food and Drug Administration ("FDA") in the U.S., the FDA has requested additional clinical data prior to submission of a New Drug Application ("NDA") for TAK-475, and also it has recommended suspension of the clinical studies with higher doses. This request is stimulated by the observation of an increased frequency of transaminase elevations with the higher dose of TAK-475, including severe cases, compared to that seen in control groups in a pooled analysis of phase 2 and 3 studies completed in the U.S. and Europe. This pattern of ALT elevation has not been observed to date with the lower doses of TAK-475 where frequencies are comparable to control groups.

Conduct of additional clinical studies as requested by the FDA will cause a delay of Takeda's originally planned US NDA submission target of the first quarter of fiscal 2008. The future development plans for TAK-475 are under discussion with the US FDA. In Europe and Japan where the phase 3 studies and phase 2 studies are being conducted respectively, taking the FDA's request into consideration, discussions with the relevant regulatory authorities are ongoing regarding the future development and applications for product registration for TAK-475.

Takeda will immediately study the future plans for TAK-475 in the US, Europe and Japan, and such plans will be announced once fixed through discussion with the relevant regulatory authorities.

###

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

October 30, 2007

Takeda Pharmaceutical Company Limited

Concerning the breakup of the subsidiary Takeda Logistics, Ltd.

The Board of Directors of Takeda Logistics, Ltd. (Head Office: Kawanishi City, Hyogo Prefecture; President Yoshihiro Kitani; "Takeda Logistics" below), a 100% owned subsidiary of Takeda Pharmaceutical Company Limited, has resolved to begin the legal proceedings pertaining to the breakup of the company from January 2009 at a meeting held today.

Takeda Logistics has previously handled pharmaceutical product inventory and the distribution of products from the company's distribution center to agents, but it was recently decided to finish these operations and consign the work to a specialist external company in order for the greater efficiency of such business within the Takeda Group.

The effect on business results due to the disbandment of Takeda Logistics will be minor.

<Overview of Takeda Logistics, Ltd.>

Date of establishment	: September 28, 1954
Address	: Kushiro 3-6-1, Kawanishi City, Hyogo Prefecture
Description of business	: Cargo transportation by truck and other means Work related to package and packaging Warehousing work
Capital	: ¥60 million
Representative	: Yoshihiro Kitani
Number of employees	: 63 (as of the end of March 2007, excluding directors)
Listing status	: Unlisted
Sales	: ¥1.5 billion approx. (fiscal 2006 sales)

November 1, 2007

Takeda Pharmaceutical Company Limited

Transfer of Shares of Sumitomo Chemical Takeda Agro Company, Ltd. from Takeda to Sumitomo Chemical

November 1, 2007, Osaka, Japan — Takeda Pharmaceutical Company Limited ("Takeda", President: Yasuchika Hasegawa) announced today that all of Takeda's shares of Sumitomo Chemical Takeda Agro Company, Ltd. ("SCTA", President: Shigeki Tashiro) had been transferred to Sumitomo Chemical Co., Ltd. ("Sumitomo", President: Hiromasa Yonekura) on October 31, 2007. This transfer is based on the original joint venture agreement between Takeda and Sumitomo concluded in October 2002 for establishment of SCTA.

SCTA started its operation in November 2002 upon transfer of Takeda's agrochemical business, and has been enhancing its presence in the market supported by former Takeda's strong sales network in the domestic, Sumitomo's well-established sales network in overseas, and close cooperation with Sumitomo's Agrochemical Division.

"We are pleased that SCTA has been expanding its business since start of operation", said Yasuchika Hasegawa, President of Takeda. "We believe SCTA will continue growing, contributing to Sumitomo Chemical group toward the future".

###

Consolidated Financial Statements for the Interim Period of Fiscal 2007

November 5, 2007

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/

Stock exchange listings: Osaka, Tokyo, Nagoya (First Section of each), Fukuoka, Sapporo
Code number: 4502

Representative: Yasuchika Hasegawa, President
Contact: Hirofumi Inoue, General Manager of Corporate Communications Department
Telephone: +81-3-3278-2037

Scheduled date of securities report submission: December 20, 2007
Scheduled date of dividend payment commencement: December 3, 2007

1. Results for the Interim Period of Fiscal 2007 (April 1, 2007-September 30, 2007)

(1) Sales and Income

(All amounts are rounded to the nearest million yen)
(Percentage figures represent changes from same period of previous year)

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Interim period of fiscal 2007	708,468	10.3	264,905	12.1	333,696	11.6
Interim period of fiscal 2006	642,427	7.1	236,223	9.7	299,040	15.3
Fiscal 2006	1,305,167	—	458,500	—	585,019	—

	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)	Fully diluted earnings per share (¥)
Interim period of fiscal 2007	218,011	37.0	255.54	—
Interim period of fiscal 2006	159,142	(12.2)	181.27	—
Fiscal 2006	335,805	—	386.00	—

(Reference) Equity in earnings of affiliate: Interim period of fiscal 2007 ¥31,492 million
Interim period of fiscal 2006 ¥32,754 million
Fiscal 2006 ¥66,201 million

(2) Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
Interim period of fiscal 2007	3,029,081	2,442,974	79.3	2,848.96
Interim period of fiscal 2006	2,951,211	2,377,833	79.2	2,696.63
Fiscal 2006	3,072,501	2,461,116	78.8	2,816.28

(Reference) Shareholders' equity Interim period of fiscal 2007 ¥2,401,290 million
Interim period of fiscal 2006 ¥2,338,151 million
Fiscal 2006 ¥2,420,245 million

(3) Cash Flows

	Net cash provided by operating activities (¥ million)	Net cash provided (used in) investing activities (¥ million)	Net cash used in financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Interim period of fiscal 2007	160,220	108,092	(188,511)	1,705,670
Interim period of fiscal 2006	945	216,956	(205,712)	1,646,096
Fiscal 2006	209,280	116,392	(315,942)	1,647,694

2. Dividends

	Dividend per share (¥)		
Record date	End of first half	Year-end	Annual
Fiscal 2006	60.00	68.00	128.00
Fiscal 2007	84.00	—	168.00
Fiscal 2007 (Projection)	—	84.00	

3. Projected Results for Fiscal 2007 (April 1, 2007-March 31, 2008)

(Percentage figures represent changes from previous year)

	Net sales (¥ million)	Year-on-year change(%)	Operating income (¥ million)	Year-on-year change(%)	Ordinary income (¥ million)	Year-on-year change(%)	Net income (¥ million)	Year-on-year change(%)	Earnings per share (¥)
Fiscal 2007	1,400,000	7.3	485,000	5.8	605,000	3.4	395,000	17.6	465.58

4. Other

(1) Significant changes in subsidiaries during period (changes in specified subsidiaries involving change in consolidation scope): None

(2) Changes in accounting principles, procedures, method of presentation associated with preparation of consolidate financial statements (matters to be included in section, *Changes in Basic Important Matters for Preparation of Consolidated Financial Statements*)

1) Changes due to revisions of accounting standards etc.: Yes
2) Changes other than 1): None
(Note) Refer to *Changes in Basic Important Matters for Preparation of Consolidated Financial Statements*, on page 25, for details.

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding at term end (including treasury stock):
September 30, 2007 889,272,395 shares
September 30, 2006 889,272,395 shares
March 31, 2007 889,272,395 shares

2) Number of shares of treasury stock at term end
September 30, 2007 46,406,893 shares
September 30, 2006 22,208,734 shares
March 31, 2007 29,895,405 shares

(Note) Refer to *Per Share Information*, on page 35, for number of shares that forms basis for calculating earnings per share.

(Reference) Summary of Unconsolidated Results

Summary of Unconsolidated Results for Interim Period of Fiscal 2007 (April 1, 2007 – September 30, 2007)

(1) Unconsolidated Sales and Income

(Percentage figures represent changes from same period of previous year)

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Interim period of fiscal 2007	459,167	6.3	185,461	3.9	196,933	(5.1)
Interim period of fiscal 2006	431,955	1.7	178,548	(4.9)	207,448	1.3
Fiscal 2006	869,068	—	347,652	—	378,377	—

	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)
Interim period of fiscal 2007	146,250	29.2	171.41
Interim period of fiscal 2006	113,211	(27.3)	128.44
Fiscal 2006	219,813	—	252.12

(2) Unconsolidated Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
Interim period of fiscal 2007	1,951,724	1,594,466	81.7	1,891.54
Interim period of fiscal 2006	2,008,067	1,656,222	82.5	1,909.97
Fiscal 2006	2,045,317	1,655,400	80.9	1,926.09

(Reference) Shareholders' equity
Interim period of fiscal 2007 ¥1,594,466 million
Interim period of fiscal 2006 ¥1,656,222 million
Fiscal 2006 ¥1,655,400 million

* Note to ensure appropriate use of forecasts

All forecasts in this document are based on information currently available to management. Certain risks and uncertainties could cause actual results to differ from these forecasts. Refer to "1. Results of Operations (1) Analysis of Results of Operations 4) Outlook for the Full Fiscal Year" on pages 8 to 9 for details.

Takeda makes modifications of forecasts for operational results and dividends as necessary. Regarding modification of dividend forecasts, refer to "Notice regarding Revision to Increase Interim and Planed Annual Dividends for the Fiscal Year Ending March 31, 2008" announced today (November 5, 2007).

Contents

[Qualitative Information and Financial Statements]

1. Results of Operations

(1) Analysis of Operation Results

1) Overview of Results

During the first half of fiscal 2007, the Japanese drug market growth rate remained low due to the promotion of generic drug use and governmental measures to restrain healthcare expenditures, including the promotion of DPC (Diagnosis Procedure Combination, a diagnosis group-based packaged payment system for acute hospitalized cases). Moreover, the revision of NHI drug prices is scheduled for next spring. It is expected that market conditions will become harsher.

In the U.S., which accounts for nearly 50 percent of the world's ethical pharmaceutical market, Medicare Part D (prescription drug benefits for outpatients under the federal insurance plan for the elderly), introduced in January 2006, temporarily expanded the market. However, the growth rate has slowed subsequently due to expiry of patent protection for mainstay products, and the resultant increase in generic drug use, as well as the impact of Rx-to-OTC switches.

The European market also experienced severe conditions due to measures implemented to constrain healthcare expenditures, expansion of the generic drug market and parallel importing of drugs from low-priced countries to high-priced countries.

As for research and development, governments in Japan, the U.S. and industrially advanced countries in Europe are placing strategic focus on pharmaceutical R&D and life science, in the belief that these fields will drive their economic development. However, the pharmaceutical industry around the world now seems to have run into a brick wall in terms of technical innovation. It has become increasingly difficult to search for and create innovational new drugs that are effective and safe. The costs and time involved in R&D activities also continue to increase. As a result, new drug R&D competition has increasingly intensified on a global scale. Mergers and acquisitions are expected to continue as means of survival in this severe environment.

Under these circumstances, consolidated results for the interim period ended September 30, 2007 were as follows:

(Billions of yen)

		Year-on-year change
Net Sales	¥708.5	Increase ¥66.0 (10.3%)
Operating income	¥264.9	Increase ¥28.7 (12.1%)
Ordinary income	¥333.7	Increase ¥34.7 (11.6%)
Net income	¥218.0	Increase ¥58.9 (37.0%)

[Consolidated net sales]

Consolidated net sales increased by ¥66.0 billion (10.3%) to ¥708.5 billion over the same period of the previous year.

- Consolidated net sales expanded, mainly due to the significant sales growth of *Actos*, a drug for diabetes, by Takeda Pharmaceuticals North America, Inc. (TPNA), a U.S. subsidiary, and the growth of *Candesartan*, a drug for treatment of hypertension, both in Japan and the overseas market.
- The impact of foreign exchange rate fluctuations pushed revenues up by ¥14.9 billion compared to the same period of the previous year, as a result of the yen's weakening against both the US dollar and the euro.

- The table below shows consolidated sales of major international strategic products:

(Billions of yen)

Drug for diabetes treatment *Pioglitazone* (Product name: *Actos*)	¥207.1	Increase ¥46.0 (28.6%) from same period previous year
Drug for hypertension treatment *Candesartan* (Japan product name: *Blopress*)	¥112.8	Increase ¥12.3 (12.2%) from same period previous year
Drug for peptic ulcer treatment *Lansoprazole* (Japan product name: *Takepron*)	¥77.6	Increase ¥1.0 (1.3%) from same period previous year
Drug for treatment of prostate cancer, breast cancer and endometriosis *Leuprorelin* (Japan product name: *Leuplin*)	¥64.5	Increase ¥2.0 (3.3%) from same period previous year

[Operating income]

Operating income increased by ¥28.7 billion (12.1%) from the same period of the previous year to ¥264.9 billion.

- Gross profit increased by ¥64.9 billion (12.9%), to ¥568.4 billion.
- The increase in operating income was supported by the increase in gross profit, which more than offset the increase of selling, general and administrative expenses. Selling, general and administrative expenses increased by ¥36.2 billion (13.6%), to ¥303.5 billion.
- R&D expenses increased by ¥11.1 billion (11.6%), due to progress in development activities and the expenses from Takeda Cambridge Limited and Takeda Singapore Private Limited, both acquired by Takeda in March 2007.
- Selling, general and administrative expenses, excluding R&D expenses, increased by ¥25.1 billion (14.7%), mainly due to increased selling expenses in TPNA.

[Ordinary income]

Ordinary income increased by ¥34.7 billion (11.6%) from the same period of the previous year to ¥333.7 billion.

- In addition to the increased operating income, an increase in non-operating income (such as interest income) by ¥6.0 billion also contributed to the increase in ordinary income.
- Equity in earnings of affiliated companies decreased by ¥1.3 billion (3.9%) to ¥31.5 billion. Equity in the earnings of TAP Pharmaceutical Products Inc. (TAP), a U.S. affiliated company reported by the equity method, decreased by ¥2.1 billion (7.1%) to ¥27.4 billion.

[Consolidated net income]

Consolidated net income increased by ¥58.9 billion (37.0%) from the same period of the previous year to ¥218.0 billion.

- While extraordinary income decreased by ¥9.1 billion to ¥29.2 billion, ordinary income increased from the same period of the previous year. Moreover, in the first half of the previous year, the Company paid an additional tax of ¥57.1 billion for tax correction in accordance with the "rules on taxation on transfer prices." Accordingly, net income for the first half of the current year increased significantly compared with the same period of the previous year.
- Extraordinary income in the current interim period included gains from the transfer of Wyeth K. K. shares and Takeda-Kirin Food Corporation shares.
- Earnings per share increased by ¥74.27 (41.0%) to ¥255.54 from the same period of the previous year.

2) Results by Segment

a. Business Segments

The following table shows sales and operating income of each business segment for the six months ended September 30, 2007:

(Billions of yen)

Type of business	Net sales		Operating income	
	Amount	Year-on-year change	Amount	Year-on-year change
Pharmaceuticals Segment	¥657.9	Increase ¥66.0	¥258.3	Increase ¥27.8
Ethical Drugs	¥627.5	Increase ¥65.5		
(Japan)	(¥265.6)	(Increase ¥8.6)		
(Overseas)	(¥361.8)	(Increase ¥56.9)		
Consumer Healthcare	¥30.5	Increase ¥0.5		
Other Segment	¥50.5	Increase ¥0	¥6.4	Increase ¥0.8
Total	¥708.5	Increase ¥66.0	¥264.9	Increase ¥28.7

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]

Consolidated net sales by the **Pharmaceuticals** segment increased by ¥66.0 billion (11.2%) to ¥657.9 billion from the same period of the previous year. Operating income increased by ¥27.8 billion (12.0%) to ¥258.3 billion.

- Sales by the **Ethical Drugs** business increased by ¥65.5 billion (11.7%) to ¥627.5 billion.
  Sales of ethical drugs **in Japan** increased by ¥8.6 billion (3.3%) to ¥265.6 billion, supported by the sales growth of major products such as *Blopress*, *Takepron* and *Actos*.
  The following table shows sales results for major products in Japan.

(Billions of yen)

Blopress *(Drug for hypertension treatment)*	¥68.6	Increase ¥5.4 (8.5%) from same period previous year
Leuplin *(Drug for treatment of prostate cancer, breast cancer and endometriosis)*	¥33.3	Increase ¥1.1 (3.5%) from same period previous year
Takepron *(Drug for peptic ulcer treatment)*	¥31.5	Increase ¥3.2 (11.2%) from same period previous year
Basen *(Drug for treatment for postprandial hyperglycemia in diabetes mellitus)*	¥27.1	Decrease ¥1.2 (4.4%) from same period previous year
Actos *(Drug for diabetes treatment)*	¥20.1	Increase ¥4.1 (25.6%) from same period previous year

Sales of ethical drugs **in overseas markets** increased by ¥56.9 billion (18.7%) to ¥361.8 billion, compared to the same period of the previous year. The weaker yen also contributed to this growth. In the U.S. market, *Actos* sales increased by US$274 million (23.8%) to US$1,428 million. This increase was supported by the enhanced promotional activities of TPNA, sales of *ACTOplus Met* for Type II diabetes and other new products, and the favorable impact of the publication of a paper on the safety of a competitor's similar product. Sales of *AMITIZA* (a drug for chronic idiopathic constipation, launched on the market in April 2006) expanded, by US$77 million, to US$ 90 million. Sales of *ROZEREM* (a drug for insomnia treatment) also grew, by US$24 million, to US$ 57 million.

Sales of ethical drugs in Europe *increased as a result of the expansion of Actos* sales and the impact of the weaker yen.

- Sales by the **Consumer Healthcare** business increased by ¥0.5 billion (1.7%) to ¥30.5 billion. The sales decrease in *Nicorret* and certain products were offset by the sales expansion in *Alinamin* Tablets and *Benza*.

[Other Segment]
Sales by **Other Segment** remained flat at ¥50.5 billion. Operating income increased by 0.8 billion (14.4%) to ¥6.4 billion from the same period of the previous year.

b. Geographical Segments
The following table shows sales and operating income for each geographical segment for the six months ended September 30, 2007:

(Billions of yen)

Geographical segment	Net sales		Operating income	
	Amount	Year-on-year change	Amount	Year-on-year change
Japan	¥437.3	Increase ¥10.1	¥285.4	Increase ¥19.2
North America	¥192.0	Increase ¥45.8	¥71.5	Increase ¥23.0
Europe	¥73.9	Increase ¥9.7	¥19.5	Increase ¥2.1
Asia	¥5.3	Increase ¥0.5	¥1.1	Decrease ¥0
Elimination/Corporate	—	—	(¥112.6)	Decrease ¥15.6
Total	¥708.5	Increase ¥66.0	¥264.9	Increase ¥28.7

Note: Sales figures for each segment refer to sales to outside customers.
Operating expenses included in "Elimination/Corporate" classification include R&D expenses subject to centralized management as the Group.

3) Research & Development

Seeking to enhance its R&D pipelines, which serve as sources for growth, and to launch early new products in the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases, oncology and urological diseases (including gynecology), central nervous system diseases (including bone and joint diseases), and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances.

Major achievements of R&D activities during this interim period are described below.

[In-house R&D]
- In July 2007, Phase III clinical trials of TAK-491, a drug for treatment of hypertension, commenced in Europe and the U.S.
- In August 2007, Takeda entered into a license agreement with Tobira Therapeutics, Inc. in the U.S., under which Takeda grants Tobira exclusive worldwide rights to develop, manufacture and sell TAK-220 and TAK-652 (anti-HIV drugs).
- In August 2007, Phase II trials for TAK-536, a drug for treatment of hypertension, commenced in Japan.

[Maximization of Product Added Value]

<Lansoprazole> (Japan product name: Takepron)

- In August 2007, Takeda received an approval from the Ministry of Health, Labor and Welfare for an additional dosage and administration for secondary eradication of Helicobacter pylori in gastric/duodenal ulcers, of which regimen consists of *lansoprazole*, *amoxicillin* and *metronidazole*.

<Pioglitazone> (Product name: Actos)

- In June 2007, Takeda filed an application with the Ministry of Health, Labor and Welfare for an additional indication of concomitant therapy with insulin.

<*Risedronate* (Japan product name: *Benet*)>

- In April 2007, the Ministry of Health, Labor and Welfare in Japan approved *Benet* Tablet 17.5 mg, which is a once-a-week formulation, for the treatment of osteoporosis, and it was launched in June 2007.
- In July 2007, Takeda filed an application with the Ministry of Health, Labor and Welfare for an additional indication of Paget's disease of bone for *Benet* Tablet 17.5mg.

[In-licensing and alliance activities]

- In May 2007, Takeda entered into an agreement with BioWa Inc. in the U.S., which provides Takeda with a non-exclusive right to access to BioWa's patented POTELLIGENT® Technology platform for the development of ADCC* enhanced antibodies.

  * Antibody-dependent cellular cytotoxicity
  ADCC activity is one of the functions of the human immune systems. The enhancement of ADCC is expected to lead to advantage such as an increasing antitumor activity.

- In June 2007, Takeda signed a collaboration agreement with Archemix in the U.S. for discovery and development of aptamer drugs.
- In August 2007, Takeda entered into an agreement with Santhera Pharmaceuticals in Switzerland regarding idebenone for an indication of Duchenne muscular dystrophy in Europe.
- In September 2007, Takeda entered into alliance with H. Lundbeck A/S in Denmark for co-development and co-commercialization of compounds created by Lundbeck for the treatment of mood and anxiety disorders in the United States and Japan.

4) Outlook for the Full Fiscal Year

The outlook for the consolidated result for the full year of fiscal 2007 is as follows:

(Billions of yen)

		Year-on-year change
Net sales	¥1,400.0	Increase ¥94.8 (7.3%)
Operating income	¥485.0	Increase ¥26.5 (5.8%)
Ordinary income	¥605.0	Increase ¥20.0 (3.4%)
Net income	¥395.0	Increase ¥59.2 (17.6%)

[Consolidated net sales]

Consolidated net sales are expected to increase from the previous year due to sales growth of products such as *Actos*, *Blopress*, *Takepron* and a drug for rheumatoid arthritis *Enbrel* in Japan, and *Actos* and *Amitiza* by TPNA in the U.S.

[Operating income]

Operating income is expected to increase from the previous year. In addition to progress in development activities and in-licensing and alliance activities, Takeda Cambridge Limited and Takeda Singapore Private Ltd., both acquired by Takeda in March 2007, will incur research expenses that will result in a considerable increase in overall R&D expenses. However, this will be offset by growth in gross profit due to increase in ethical drug sales.

[Ordinary income]
Ordinary income is expected to increase as a result of increased operating income, which will be partially offset by a decrease in equity of TAP earnings.

[Consolidated net income]
Consolidated net income is expected to increase from the previous year. In addition to an increase in ordinary income for the current year, the additional tax (¥57.1 billion) paid in the previous year will have a favorable impact.

[Assumptions for the Outlook]
This outlook is based on the projected foreign exchange rates of US$1 = ¥110 and 1 euro = ¥160.

[Forward looking statements]
These projections for operating results are based on information currently available to management. Certain risks and uncertainties could cause actual results to differ from these projections.

(2) Analysis of Financial Position

1) Cash Flow

Cash flow during the interim period resulted in a net cash inflow of ¥58.0 billion.

Cash flow increased by ¥38.1 billion from the same period of the previous year, despite the increase in dividend payments and the decrease in proceeds from business transfer. This increase was mainly because net income before tax adjustments increased during the current period and because additional taxes were paid during the same period last year for tax correction, in accordance with the rules on transfer pricing taxation.

As a result, cash and cash equivalents (time deposits and marketable securities that mature or are redeemable within 3 months of the date of acquisition) as of September 30, 2007 totaled ¥1,705.7 billion.

Investment in property, plant and equipment totaled ¥14.7 billion.

2) Cash Flow Indicators

The table below shows trends in cash flow indicators.

	Year ended 3/31/04	Year ended 3/31/05	Year ended 3/31/06	Year ended 3/31/07	Six months ended 9/30/07
Shareholders' equity ratio	76.3%	78.6%	77.2%	78.8%	79.3%
Shareholders' equity ratio on market value basis	175.9%	177.7%	195.2%	216.2%	224.8%
Ratio of interest-bearing liabilities to cash flow	2.4%	2.8%	1.7%	1.2%	1.1%
Interest coverage ratio	1,297.5	1,451.6	1,466.1	2,246.7	2,299.8

Notes: Shareholders' equity ratio: (Net assets - Minority interest)/Total assets
Shareholders' equity ratio on market value basis: Market capitalization/Total assets
Ratio of interest-bearing liabilities to cash flow: Interest-bearing debt/Cash flow
(Cash flow for six months ended 9/30/07 was multiplied by two for calculation on an annual basis.)
Interest coverage ratio: Cash flow/Interest expenses
* Each indicator is calculated based on consolidated financial results.

* Market capitalization is calculated by multiplying closing price at term-end by number of shares outstanding at term-end (excluding treasury stocks).
* Cash flow is net cash provided by operating activities as reported on consolidated statement of cash flow, less interest expenses and income taxes paid.
  Interest-bearing debt includes all consolidated balance sheet-reported liabilities on which interest is paid. For interest expenses, interest payment amount reported on consolidated statement of cash flow is used.

(3) Basic Policy for Profit Distribution, Dividends for Fiscal 2007 and Treasury Stock Buyback

1) Basic Policy for Profit Distribution

In order to ensure sustainable growth in corporate value, Takeda will continue to make strategic investments with the aim of enhancing its R&D pipeline in a way suited to an R&D-oriented, world-class pharmaceutical company, and of improving its business infrastructure both in Japan and overseas. As for profit distribution, Takada plans to buy back shares as needed, in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, as well as stable enhancement of the dividend payout ratio.

Takeda's basic dividend policy, from a long-term perspective, is to maintain stable profit distribution that is appropriate to the company's consolidated financial results. At the same time, we plan to gradually increase the consolidated dividend payout ratio, targeting around 45% in fiscal 2010, the final year of the 2006-2010 Medium-Term Management Plan.

2) Dividend for Fiscal 2007

For the interim period ended September 30, 2007, Takeda will pay an interim dividend of ¥84 per share, an increase of 24 yen over the same period of the previous year. Takeda plans to pay a year-end dividend of ¥84 per share. Accordingly, the annual dividends paid to shareholders, the sum of the interim and year-end dividends, will be ¥168 (consolidated payout ratio of 36.1%), an increase of ¥40 from the previous year.

3) Treasury Stock Buyback

During the six months ended September 30, 2007, Takeda bought back 16,497,000 shares, totalling ¥128.6 billion. Takeda started the share buyback in the previous year. Combined with shares acquired during the previous year, the shares bought back total are 45,403,000 shares, or ¥342 billion.

2. The Takeda Group

The Takeda Group consists of 64 companies, including the parent company submitting these consolidated financial statements, 44 consolidated subsidiaries and 19 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.


Domestic
Overseas
Takeda Pharmaceutical Company Limited
Pharmaceuticals
[Ethical Drugs]
★ Nihon Pharmaceutical Co., Ltd. 《Production/Sales/R&D》
And others
[Consumer Healthcare]
★ Takeda Healthcare Products Co., Ltd. 《Production》
And others
Other Businesses
★ Wako Pure Chemical Industries, Ltd. 《Production/Sales》
★ Mizusawa Industrial Chemicals, Ltd. 《Production/Sales》
◎ House Wellness Foods Corporation (Note 1) 《Production/Sales》
◎ Sumitomo Chemical Takeda Agro Company, Ltd. (Note 2) 《Production/sales》
◎ Hitachi Inspharma, Ltd. 《Information System Support》
And others
Pharmaceuticals
[Ethical Drugs]
(North America)
★Takeda America Holdings, Inc. 《Holding Company》
★Takeda Pharmaceuticals North America, Inc. 《Sales》
★ Takeda Global Research and Development Center, Inc. 《Development》
★Takeda San Diego, Inc. 《Research》
★Takeda Research Investment, Inc. 《Research-related Venture Investment》
◎TAP Pharmaceutical Products Inc. 《Sales/Development》
(Europe)
★Takeda Europe Holdings B.V. 《Holding Company》
★Takeda Pharmaceuticals Europe, Limited. 《Supervision of Sales & Marketing》
★ Laboratoires Takeda 《Sales》
★ Takeda UK Limited 《Sales》
★ Takeda Pharma GmbH 《Sales》
★ Takeda Pharma Ges.m.b.H 《Sales》
★ Takeda Pharma AG 《Sales》
★ Takeda Italia Farmaceutici S.p.A. 《Production/Sales》
★ Takeda Cambridge, Ltd. 《Research》
★ Takeda Global Research and Development Centre (Europe), Ltd. 《Development》
★ Takeda Ireland Limited 《Production》
★ Takeda Pharma Ireland Limited 《Production》
(Asia)
★ Takeda Chemical Industries (Taiwan), Ltd. 《Sales》
★ Tianjin Takeda Pharmaceuticals Co., Ltd. 《Production/Sales》
★ Takeda Singapore Private Limited 《Research》
★ P.T. Takeda Indonesia 《Production/Sales》
◎ Boie-Takeda Chemicals, Inc. 《Sales》
◎ Takeda (Thailand), Ltd. 《Sales》
And others
Product Sales
Consignment Processing
Raw Materials Supply
Other
★: Consolidated Subsidiary
◎: Affiliate Accounted for by the Equity Method

(Note 1) In October 2007, all House Wellness Foods Corporation shares owned by Takeda were transferred to House Foods Corporation
(Note 2) In October 2007, all Sumitomo Chemical Takeda Agro Company, Ltd. shares owned by Takeda were transferred to Sumitomo Chemical Company Ltd.

Consolidated Subsidiaries and Affiliates
(Consolidated Subsidiaries)

Company name	Address	Capital (millions of yen)	Principal business	Percentage of voting shares owned (%)	Relationship	
					Business transactions	Other
Nihon Pharmaceutical Co., Ltd.	Chiyoda-ku, Tokyo, Japan	¥760	Pharmaceuticals (Ethical Drugs)	87.5 (0.2)	Sells drugs, etc., to Takeda	—
Takeda Pharmaceuticals North America, Inc.	Deerfield, IL U.S.A.	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Purchases drugs from Takeda	—
Takeda Pharmaceuticals Europe, Limited	London, United Kingdom	£4 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Pharma GmbH	Aachen, Germany	EURO 5 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Pharma Ges.m.b.H	Vienna, Austria	EURO 0.1 million	Pharmaceuticals (Ethical Drugs)	100.0*** (100.0)	—	—
Takeda Pharma AG	Lachen, Switzerland	CHF0.3 million	Pharmaceuticals (Ethical Drugs)	100.0*** (100.0)	—	—
Laboratories Takeda	Puteaux Cedex, France	EURO 2 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Italia Farmaceutici S.p.A.	Rome, Italy	EURO 1 million	Pharmaceuticals (Ethical Drugs)	76.9** (76.9)	Purchases drugs from Takeda	—
Takeda UK Limited	Buckinghamshire, United Kingdom	£86 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Chemical Industries (Taiwan), Ltd.	Taipei, Taiwan	NT$90 million	Pharmaceuticals (Ethical Drugs)	100.0	Purchases drugs from Takeda	—
P.T. Takeda Indonesia	Jakarta, Indonesia	Rp1,467 million	Pharmaceuticals (Ethical Drugs)	70.0	Purchases drugs from Takeda	—
Tianjin Takeda Pharmaceuticals Co., Ltd.	Tianjin, China	US$19 million	Pharmaceuticals (Ethical Drugs)	75.0	Purchases drugs from Takeda	—
Takeda America Holdings, Inc.	New York, NY U.S.A.	US$2,827 million	Pharmaceuticals (Ethical Drugs)	100.0	—	—
Takeda Europe Holdings B.V.	Amsterdam, Netherlands	EURO 267 million	Pharmaceuticals (Ethical Drugs)	100.0	—	—
Takeda San Diego, Inc.	San Diego, CA U.S.A.	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Handles drug research on behalf of Takeda and collaborative research	—
Takeda Research Investment, Inc.	Palo Alto, CA U.S.A.	US$29 million	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	—	—
Takeda Cambridge, Ltd.	Cambridge, United Kingdom	£3 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Handles drug research on behalf of Takeda	—
Takeda Singapore, Ltd	Singapore	S$2 million	Pharmaceuticals (Ethical Drugs)	100.0**** (100.0)	—	—
Takeda Global Research and Development Center, Inc.	Deerfield, IL U.S.A.	US$5 million	Pharmaceuticals (Ethical Drugs)	100.0***** (100.0)	Handles drug development and approval on behalf of Takeda	—
Takeda Global Research and Development Centre (Europe), Ltd.	London, United Kingdom	£0.8 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Ireland Limited	Kilruddery, Ireland	EURO 92 million	Pharmaceuticals (Ethical Drugs)	100.0	Handles drug manufacture on behalf of Takeda	—
Takeda Pharma Ireland Limited	Dublin, Ireland	EURO 654 million	Pharmaceuticals (Ethical Drugs)	100.0 (21.4)	—	—
Takeda Healthcare Products Co., Ltd.	Fukuchiyama, Kyoto,Japan	¥400	Pharmaceuticals (Consumer Healthcare)	100.0	Sells over-the-counter drugs to Takeda	Leases land and buildings from Takeda
Wako Pure Chemical Industries, Ltd.	Chuo-ku, Osaka, Japan	¥2,340	Other Segment (Other Segment)	70.3 (0.3)	Sells reagents to Takeda	—
Mizusawa Industrial Chemicals, Ltd.	Chuo-ku, Tokyo, Japan	¥1,519	Other Segment (Other Segment)	54.2	—	—
and 19 others						

(Affiliates)

Company name	Address	Capital (millions of yen)	Principal business	Percentage of voting shares owned (%)	Relationship	
					Business transactions	Other
TAP Pharmaceutical Products Inc.	Lake Forest, IL U.S.A.	US$40 million	Pharmaceuticals (Ethical Drugs)	50.0* (50.0)	Purchases drugs from Takeda	—
Boie-Takeda Chemicals, Inc.	Manila, Philippines	PHP107 million	Pharmaceuticals (Ethical Drugs)	50.0	Purchases drugs from Takeda	—
Takeda (Thailand), Ltd.	Bangkok, Thailand	THB20 million	Pharmaceuticals (Ethical Drugs)	48.0	Purchases drugs from Takeda	—
Sumitomo Chemical Takeda Agro Company, Ltd.	Chuo-ku, Tokyo Japan	¥9,380	Other Segment (Other Segment)	40.0	—	Leases Land and buildings from Takeda
House Wellness Foods Corporation	Itami, Hyogo Japan	¥100	Other Segment (Other segment)	34.0	Purchases quasi-drugs from Takeda	—
Hitachi Inspharma, Ltd.	Nishi-ku, Osaka Japan	¥225	Other Segment (Other segment)	34.0	Handles development and management of information systems on behalf of Takeda	—
and 13 others						

Notes:
1. In the "Principal business" column, the name of the company's principal business segment is shown.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Limited, Takeda Pharma Ireland Limited and Takeda Europe Holdings B.V. are qualified as special subsidiaries.
3. Companies with a single asterisk (*) are owned by Takeda America Holdings, Inc.; companies with double asterisks (**) are owned by Takeda Europe Holdings B.V.; companies with triple asterisks (***) are owned by Takeda Pharma GmbH; the company with quadruple asterisks (****) is owned by Takeda Cambridge, Ltd.; and the company with quintuple asterisks (*****) is owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. In April 2007, all Wyeth K. K. shares owned by Takeda were transferred to Wyeth in the U.S.A.
7. In April 2007, all Takeda-Kirin Foods Corporation shares owned by Takeda were transferred to Kirin Brewery Co., Ltd.

3. Management Policy

(1) Basic Management Policy

Focusing on "Takeda-ism (which refers to integrity = fairness, honesty, perseverance) as the basis for all its business activities, Takeda aims at realizing its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

In establishing its 2006-2010 Medium-Term Management Plan, Takeda embarked on a new challenge in 2006 to become "a world-class pharmaceutical company of Japanese origin" that is capable of developing medium- to long-term perspectives. Throughout the period of this plan, Takeda will dedicate its collective efforts to thoroughly enhancing its strengths, such as its "capability to establish and implement in-depth strategies from a long-term perspective," and its "high productivity and efficiency." At the same time, all energies of the Group will be concentrated on the following tasks, with a view to maximizing the company's corporate value.

1) Enhancement of R&D pipeline centered on the creation of new drugs from in-house R&D activities
As a "Research & Development-oriented global company," Takeda will make strategic and selective investments in R&D activities, and will establish an organization that is able to create new drugs constantly from in-house research. Thorough review of R&D processes and concentration of resources on selected strategic projects will improve R&D speed and efficiency. By this means, the Company will realize steady growth over the medium-to-long-term period, mainly driven by its in-house products. Top-priority tasks in fiscal 2007 are to file applications for the marketing of new products that are in the latter stage of clinical development, and implement measures to maximize its added value.

2) Formulation of a tri-polar marketing function for conducting self-sustaining operations in Japan, the U.S. and Europe
Takeda will build up a unique and efficient sales and marketing scheme for its global operations by sharing the best practices of marketing activities and functions in Japan, the U.S. and Europe, taking into account the different regulations and business practices in the respective regions. Especially in Europe, Takeda will strive to enhance its presence with supervision by the regional sales and marketing company that was established last year, upon full-fledged commencement of its operations. In the U.S., in order to deal with the increasing number of items, in line with the launch of new products in the future, Takeda aims to establish highly efficient marketing system.

3) Promotion of an efficient global management system
Takeda intends to build up a unique and efficient global management system. To that end, function-based management of subsidiaries and affiliates in Japan and overseas will be promoted with regard not only to corporate functions, such as human resources, finance and accounting, and legal affairs, but also with regard to research, development, manufacturing, marketing, alliance and intellectual property-related functions. At the same time, efforts will be made to ensure consistency in operations of the Group as a whole.

Takeda has set the following management indicators: Earnings per share (EPS) -- annual growth of 7% on average (excluding extraordinary profit/loss); and return on equity (ROE) -- to maintain fiscal 2005 level. Aiming to attain these targets, Takada will actively address the above-mentioned tasks and various other management issues.

(2) Litigation and Other Legal Matters

1) Litigation

In the U.S., many civil lawsuits have been filed by such complainants as patients, insurance companies and state governments against numerous pharmaceutical companies, including major enterprises, over the sale of some pharmaceuticals. The complainants seek, among others, damages resulting from price discrepancies between average wholesale prices (AWP), as published by independent industry compendia, and actual selling prices. Thus, these types of lawsuits are sometimes called "AWP litigation." Actions have been brought against TAP in several federal and state courts over *Lansoprazole* (marketed under the brand name *Prevacid* in the U.S.); Takeda has also faced a case of such litigation. Similarly, AWP suits have been brought against TPNA over *Actos* in several state courts.

2) Correction for Transfer Pricing Taxation

On June 28, 2006, Takeda received a notice of correction for transfer pricing taxation from the Osaka Regional Taxation Bureau (ORTB). ORTB concluded that profits earned in the U.S. market in relation to product supply and license transactions between Takeda and TAP were under-allocated to Takeda over the six fiscal years from the year ended March 31, 2000 through the year ended March 31, 2005. Total taxable income assessed was ¥122.3 billion; additional tax due, including local and other taxes, was approximately ¥57.1 billion. Takeda paid these additional taxes in July 2006. However, in protest against this corrective action, on August 25, 2006 Takeda filed a request with ORTB for reinvestigation.

Takeda is diligently taking all necessary and proper measures to cope with the aforementioned lawsuits and incidents.

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2007		As of September 30, 2006		As of March 31, 2007	
Current assets	2,364,452	78.1%	2,268,475	76.9%	2,357,713	76.7%
Cash and deposits	422,361		409,656		385,439	
Notes and accounts receivable	290,714		264,957		261,975	
Marketable securities	1,337,752		1,294,194		1,414,497	
Inventories	110,328		100,871		105,307	
Deferred taxes assets	147,248		124,799		139,223	
Other current assets	56,626		74,323		51,807	
Allowance for doubtful receivables	(577)		(325)		(535)	
Fixed assets	664,629	21.9	682,736	23.1	714,788	23.3
Tangible fixed assets:	238,180	7.9	234,376	7.9	238,446	7.8
Buildings and structures	106,440		97,550		107,855	
Machinery, equipment and carriers	52,224		38,644		53,313	
Tools and fixtures	9,541		6,901		10,020	
Land	62,928		62,962		62,271	
Construction in progress	7,048		28,320		4,987	
Intangible fixed assets:	9,973	0.3	6,466	0.2	10,788	0.3
Goodwill	4,156		2,958		4,656	
Other intangible fixed assets	5,817		3,508		6,132	
Investments and other assets:	416,475	13.7	441,894	15.0	465,554	15.2
Investment securities	349,999		376,821		394,645	
Long-term loans	257		212		245	
Prepaid pension costs	31,550		20,845		23,750	
Real estates for lease	22,048		22,873		22,401	
Deferred taxes assets	5,101		14,778		18,582	
Other fixed assets	7,693		6,509		6,072	
Allowance for doubtful receivables	(172)		(144)		(142)	
Total assets	3,029,081	100.0	2,951,211	100.0	3,072,501	100.0

(Millions of yen)

	As of September 30, 2007		As of September 30, 2006		As of March 31, 2007	
Total liabilities	586,107	19.3%	573,378	19.4%	611,385	19.9%
Current liabilities:	435,864	14.4	412,202	13.9	442,407	14.4
Notes and accounts payable	73,008		71,374		77,438	
Short-term loans	4,942		5,191		4,961	
Income taxes payable	116,105		116,971		100,734	
Accrued expenses	111,505		105,470		111,260	
Reserve for bonuses	36,323		34,257		35,753	
Other reserves	8,836		8,344		8,228	
Other current liabilities	85,145		70,595		104,032	
Long-term liabilities:	150,243	4.9	161,176	5.5	168,978	5.5
Deferred tax liabilities	110,465		114,838		124,689	
Reserve for retirement benefits	18,770		27,513		26,642	
Reserve for directors' retirement bonuses	1,702		1,790		1,941	
Reserve for SMON compensation	4,232		4,399		4,315	
Other long-term liabilities	15,074		12,635		11,392	
Net assets	2,442,974	80.7	2,377,833	80.6	2,461,116	80.1
Shareholders' equity	2,247,572	74.2	2,149,239	72.8	2,216,686	72.2
Common stock	63,541		63,541		63,541	
Capital surplus	49,640		49,638		49,638	
Retained earnings	2,457,006		2,172,775		2,297,438	
Treasury stock	(322,615)		(136,715)		(193,932)	
Valuation and translation adjustments	153,718	5.1	188,912	6.4	203,559	6.6
Unrealized gain on securities	161,623		176,327		186,045	
Deferred hedge gain/loss	(94)		(716)		(398)	
Foreign currency translation adjustment	(7,810)		13,301		17,912	
Minority interest	41,684	1.4	39,682	1.4	40,871	1.3
Total liabilities and net assets	3,029,081	100.0	2,951,211	100.0	3,072,501	100.0

(2) Interim Consolidated Statements of Income

(Millions of yen)

	Interim period of fiscal 2007		Interim period of fiscal 2006		Increase (decrease)	Fiscal 2006	
Net sales	708,468	100.0%	642,427	100.0%	66,041	1,305,167	100.0%
Cost of sales	140,091	19.8	138,971	21.6	1,120	279,662	21.4
Gross profit	568,377	80.2	503,456	78.4	64,921	1,025,505	78.6
Selling, general and administrative expenses	303,472	42.8	267,233	41.6	36,239	567,005	43.5
Operating income	264,905	37.4	236,223	36.8	28,682	458,500	35.1
Non-operating income:	74,117	10.5	67,937	10.5	6,180	140,161	10.7
Interest income	30,693		23,884		6,808	51,658	
Dividend income	2,805		2,569		236	4,586	
Equity in earnings of affiliates	31,492		32,754		(1,262)	66,201	
Other non-operating income	9,127		8,730		398	17,715	
Non-operating expenses:	5,327	0.8	5,121	0.8	206	13,642	1.0
Interest expense	147		172		(25)	247	
Other non-operating expenses	5,180		4,949		230	13,395	
Ordinary income	333,696	47.1	299,040	46.5	34,656	585,019	44.8
Extraordinary gain:	29,178	4.1	38,295	6.0	(9,117)	40,360	3.1
Gain on sale of fixed assets	—		*3 2,256		(2,256)	*3 4,321	
Gains on sale of shares of affiliates	*1 28,147		*4 17,058		11,089	*4 17,058	
Gain from transfer of businesses	—		*5 18,981		(18,981)	*5 18,981	
Gains from change in retirement benefits system	*2 1,031		—		1,031	—	
Income before income taxes and minority interests	362,874	51.2	337,334	52.5	25,539	625,379	47.9
Income taxes:	143,547	20.2	175,932	27.3	(32,385)	285,844	21.9
Current	139,288		119,172		20,115	243,842	
Prior year	—		*6 57,080		(57,080)	*6 57,080	
Deferred	4,259		(320)		4,580	(15,078)	
Minority interests	1,316	0.2	2,260	0.4	(944)	3,730	0.3
Net income	218,011	30.8	159,142	24.8	58,868	335,805	25.7

*1 Gains from transfer of shares of Wyeth K. K. and Takeda-Kirin Foods Corporation.
*2 These gains were recorded because a portion of Takeda's lump-sum retirement payment plan was replaced with a defined-contribution pension plan.
*3 Gain on the sale of idle real estate, consisting mainly of land.
*4 Gains from transfer of shares of Wyeth K.K. and Mitsui Takeda Chemicals, Inc.
*5 Gain from transfer of the beverage and food business of Takeda Food Products, Ltd.
*6 Additional taxes paid for correction under transfer pricing taxation system in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc.

(3) Interim Consolidated Statements of Changes in Net Assets

Interim period of fiscal 2007 (April 1, 2007 - September 30, 2007) (Millions of yen)

	Shareholder's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Shareholder's equity
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686
Change during the interim period					
Dividends from surplus			(58,443)		(58,443)
Net income			218,011		218,011
Treasury stock buyback				(128,695)	(128,695)
Treasury stock disposition		2		12	14
Net change in items other than shareholders' equity during the interim period					—
Total change during the interim period	—	2	159,567	(128,683)	30,886
Balance as of September 30, 2007	63,541	49,640	2,457,006	(322,615)	2,247,572

	Valuation and translation adjustments				Minority interest	Total net assets
	Unrealized gain on securities	Deferred hedge gain/loss	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116
Change during the interim period						
Dividends from surplus						(58,443)
Net income						218,011
Treasury stock buyback						(128,695)
Treasury stock disposition						14
Net change in items other than shareholders' equity during the interim period	(24,422)	304	(25,722)	(49,841)	813	(49,027)
Total change during the interim period	(24,422)	304	(25,722)	(49,841)	813	(18,141)
Balance as of September 30, 2007	161,623	(94)	(7,810)	153,718	41,684	2,442,974

Interim period of fiscal 2006 (April 1, 2006 - September 30, 2006) (Millions of yen)

	Shareholder's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Shareholder's equity
Balance as of March 31, 2006	63,541	49,641	2,062,226	(3,046)	2,172,362
Change during the interim period					
Dividends from surplus			(46,749)		(46,749)
Bonuses to directors and corporate auditors			(348)		(348)
Net income			159,142		159,142
Treasury stock buyback				(178,609)	(178,609)
Treasury stock disposition		(3)	(1,496)	44,940	43,441
Net change in items other than shareholders' equity during the interim period					—
Total change during the interim period	—	(3)	110,549	(133,670)	(23,123)
Balance as of September 30, 2006	63,541	49,638	2,172,775	(136,715)	2,149,239

	Valuation and translation adjustments				Minority interest	Total net assets
	Unrealized gain on securities	Deferred hedge gain/loss	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	171,844	—	4,224	176,068	47,193	2,395,623
Change during the interim period						
Dividends from surplus						(46,749)
Bonuses to directors and corporate auditors						(348)
Net income						159,142
Treasury stock buyback						(178,609)
Treasury stock disposition						43,441
Net change in items other than shareholders' equity during the interim period	4,483	(716)	9,077	12,845	(7,512)	5,333
Total change during the interim period	4,483	(716)	9,077	12,845	(7,512)	(17,790)
Balance as of September 30, 2006	176,327	(716)	13,301	188,912	39,682	2,377,833

Fiscal 2006 (April 1, 2006 - March 31, 2007) (Millions of yen)

	Shareholder's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Shareholder's equity
Balance as of March 31, 2006	63,541	49,641	2,062,226	(3,046)	2,172,362
Changes during fiscal 2006					
Dividends from surplus			(98,778)		(98,778)
Bonuses to directors and corporate auditors			(320)		(320)
Net income			335,805		335,805
Treasury stock buyback				(235,834)	(235,834)
Treasury stock disposition		(3)	(1,495)	44,948	43,451
Net change in items other than shareholders' equity during fiscal 2006					—
Total changes during fiscal 2006	—	(3)	235,212	(190,886)	44,323
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686

	Valuation and translation adjustments				Minority interest	Total net assets
	Unrealized gain on securities	Deferred hedge gain/loss	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	171,844	—	4,224	176,068	47,193	2,395,623
Changes during fiscal 2006						
Dividends from surplus						(98,778)
Bonuses to directors and corporate auditors						(320)
Net income						335,805
Treasury stock buyback						(235,834)
Treasury stock disposition						43,451
Net change in items other than shareholders' equity during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	21,169
Total changes during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	65,493
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period of fiscal 2007	Interim period of fiscal 2006	Increase (decrease)	Fiscal 2006
Net income before income taxes and minority interests	362,874	337,334	25,539	625,379
Depreciation and amortization	15,088	13,129	1,959	28,820
Net interest and dividend income	(33,350)	(26,282)	(7,069)	(55,997)
Equity in earnings of affiliates	1,132	(5,280)	6,412	(8,145)
Loss (gain) on sales and disposals of property, plant and equipment	183	(1,598)	1,781	(3,413)
Loss (gain) on sales of marketable securities	173	48	125	(633)
Gains on sale of shares of affiliates	(28,147)	(17,058)	(11,088)	(17,058)
Gains on transfer of businesses	—	(18,981)	18,981	(18,981)
Decrease (increase) in notes and accounts receivable	(29,199)	(34,118)	4,919	(30,020)
Decrease (increase) in inventories	(4,912)	(3,528)	(1,384)	(7,052)
Increase (decrease) in notes and accounts payable	(4,895)	(3,078)	(1,817)	1,213
Other	(14,481)	(26,798)	12,318	(1,358)
Subtotal	264,465	213,789	50,675	512,754
Interest received and paid and dividends received	31,608	25,528	6,080	54,996
Income taxes paid	(135,853)	(236,880)	101,027	(356,979)
Settlement paid related to bulk vitamin and other cartel cases	—	(1,492)	1,492	(1,492)
Net cash provided by operating activities	160,220	945	159,274	209,280
Payment for purchases of marketable securities	(97,200)	(165,763)	68,563	(325,813)
Proceeds from sales and redemption of marketable securities	144,502	341,312	(196,810)	477,009
Payment for deposit of funds into time deposits	—	—	—	(59,900)
Proceeds from redemption of time deposits	49,900	—	49,900	—
Payment for purchases of property, plant and equipment	(20,954)	(15,028)	(5,926)	(29,151)
Proceeds from sales of property, plant and equipment	178	2,866	(2,688)	6,211
Payment for purchases of investment securities	(391)	(4,082)	3,691	(5,210)
Proceeds from sales of investment securities	31,316	39,161	(7,846)	39,968
Payment for acquisition of subsidiaries' shares, resulting in consolidation scope change	—	—	—	(4,724)
Proceeds from transfer of businesses	—	19,800	(19,800)	19,800
Other	742	(1,311)	2,053	(1,798)
Net cash provided by (used in) investing activities	108,092	216,956	(108,863)	116,392
Net increase (decrease) in short-term bank loans	140	624	(484)	188
Repayment of long-term debt	(950)	(1,537)	587	(2,076)
Payment for treasury stock buyback	(128,695)	(156,687)	27,993	(213,734)
Dividends paid	(58,404)	(46,740)	(11,664)	(98,757)
Other	(603)	(1,372)	769	(1,564)
Net cash used in financing activities	(188,511)	(205,712)	17,201	(315,942)
Effect of exchange rate changes on cash and cash equivalents	(21,825)	7,672	(29,497)	11,729
Net increase in cash and cash equivalents	57,976	19,861	38,115	21,460

Cash and cash equivalents, beginning of period	1,647,694	1,626,235	21,460	1,626,235
Cash and cash equivalents, end of period	1,705,670	1,646,096	59,574	1,647,694

(5) Preparation of Interim Consolidated Financial Statements

1) Scope of Consolidation

Number of consolidated subsidiaries: 44 companies

Names of principal companies and changes in scope of consolidated subsidiaries:

Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group."

The number of consolidated subsidiaries decreased by two since three consolidated subsidiaries engaged in real estate businesses were merged into one subsidiary in April.

2) Application of the Equity Method

Number of affiliated companies accounted for by the equity method: 19 companies

Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:

Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group."

3) Items Related to Interim Account Settlement Date of Consolidated Subsidiaries

The interim accounting settlement date for Tianjin Takeda Pharmaceuticals Co., Ltd., a consolidated subsidiary, and TAP Pharmaceutical Products Inc., an equity method-applied affiliate, is June 30. For preparation of interim consolidated financial statements, tentative financial statements of these two companies as of the date of interim consolidated accounting settlement were used.

4) Accounting standards

a. Valuation of major assets

-- Securities

Trading securities:	Fair value (Cost of securities sold is primarily calculated using the moving-average method.)
Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Other securities	
With market value:	Valued at market value based on market prices at the interim balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.)
Without market value:	Valued primarily at cost using the moving-average method

-- Derivatives: Fair value

-- Inventories

Merchandise and finished products:	Valued at lower of cost or market using the weighted average cost method
Semi-finished products and work-in-progress:	Valued at lower of cost or market using the weighted average cost method
Raw materials and supplies:	Valued at lower of cost or market using the moving-average method

b. Method for depreciation of tangible fixed assets and real estate for lease

The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method.

Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

c. Accounting Standards for Major Reserves

-- Allowance for doubtful receivables:

To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

-- Reserve for bonuses:

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the interim period, based on the applicable period.

– Reserve for retirement benefits:
To cover payment of retirement benefits to employees, reserves are provided as follows:
- Takeda provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under contributory and qualified pension plans.
- Four of the consolidated subsidiaries provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the interim period projected at the beginning of each fiscal year, less estimated fair amounts funded under qualified pension plans.
- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the interim balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.
Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

– Reserve for directors' retirement bonuses
To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

– Reserve for SMON compensation
The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the interim period.

d. Accounting for Lease Transactions
Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

e. Principal Methods of Hedge Accounting
-- Methods of hedge accounting
The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

– Hedging instruments, hedging targets and hedging policies
The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

– Method of assessing effectiveness of hedges
Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

f. Other
Consumption taxes are excluded from revenues and expenses.

5) Scope of Funds in Interim Consolidated Statements of Cash Flows
Cash and cash equivalents in the interim consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less.

(6) Changes in Basic Important Matters for Preparation of Interim Consolidated Financial Statements

In accordance with the provisions of the revised Corporation Tax Law, the depreciation method for tangible fixed assets has been changed. Starting from April 2007, tangible fixed assets acquired on and after April 2007 are depreciated fully to their memorandum values (¥1). This change will have only minor impact on operating income, ordinary income and net income before tax adjustments.

(Additional Information)
Regarding tangible fixed assets acquired on and before March 31, 2007, the differences between their residual values and memorandum values are depreciated in accordance with the revised Corporation Tax Law. Specifically, when the depreciated value of a tangible fixed asset reaches 5% of its acquisition cost ("residual value" by the depreciation method applicable before revision) in a certain fiscal year, the difference between such residual value (5% of the acquisition cost) and the memorandum value of such asset is depreciated in an equal amount over five years from the next fiscal year. This change will have only minor impact on operating income, ordinary income and net income before tax adjustments.

(7) Notes to Interim Consolidated Financial Statements

(Notes to Interim Consolidated Balance Sheets)

(Millions of yen)

	As of September 30, 2007	As of September 30, 2006	As of March 31, 2007
1. Accumulated depreciation			
Tangible fixed assets	398,295	376,517	382,242
Real estates for lease	6,052	5,217	5,699
2. Pledged assets			
Assets pledged as collateral	5,627	5,392	5,607
Debt corresponding to pledged assets	1,260	1,267	1,864
3. Loans guaranteed			
Guarantees	2,627	3,256	2,926
4. Notes receivable endorsed	18	7	15

(Notes to Interim Consolidated Statements of Income)

(Millions of yen)

	Interim period of fiscal 2007	Interim period of fiscal 2006	Fiscal 2006
1. Selling, general and administrative expenses			
(1) Selling expenses			
Advertising expense	19,640	15,051	36,467
Sales promotion expense	22,547	18,755	43,884
Freight and storage expense	3,431	3,320	6,720
(2) General and administrative expenses			
Salaries	35,831	32,818	67,168
Bonuses and provision for bonuses	15,468	16,910	33,258
Retirement benefit expenses	(2,011)	841	2,113
R&D expenses	107,313	96,182	193,301

(Notes to Interim Consolidated Statements of Changes in Net Assets)

Interim Period of Fiscal 2007 (April 1, 2007 – September 30, 2007)

1. Outstanding shares

Type of stock	As of March 31, 2007	Increase	Decrease	As of September 30, 2007
Common stock (thousand shares)	889,272	—	—	889,272

2. Treasury stock

Type of stock	As of March 31, 2007	Increase	Decrease	As of September 30, 2007
Common stock (thousand shares)	29,895	(Note 1) 16,514	(Note 2) 2	46,407

(Note 1) 16,514 thousand additional shares of treasury stock comprise 16,497 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda, under Article 165.2 of the Corporate Law, and 17 thousand shares acquired in the buyback of fractional shares less than the trading unit.

(Note 2) 2 thousand shares decrease in treasury stock comprises shares sold to shareholders in response to their demand to sell additional shares up to the trading unit.

3. Dividends

(1) Dividends paid

Resolution	Type of stock	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	¥58,443 million	¥68.00	March 31, 2007	June 29, 2007

(2) Of dividends whose record date was included in current interim period, those whose effective date occurs after current interim term closing.

Resolution	Type of stock	Dividend source	Total dividends	Dividend per share	Record date	Effective date
Meeting of board of directors on November 5, 2007	Common stock	Retained earnings	¥70,808 million	¥84.00	September 30, 2007	December 3, 2007

Interim Period of Fiscal 2006 (April 1, 2006 – September 30, 2006)

1. Outstanding shares

Type of stock	As of March 31, 2006	Increase	Decrease	As of September 30, 2006
Common stock (thousand shares)	889,272	—	—	889,272

2. Treasury stock

Type of stock	As of March 31, 2006	Increase	Decrease	As of September 30, 2006
Common stock (thousand shares)	4,073	(Note 1) 24,478	(Note 2) 6,342	22,209

(Note 1) 24,478 thousand additional shares of treasury stock comprise 21,237 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda, under Article 165.2 of the Corporate Law, 3,225 thousand shares acquired by the share exchange (Takeda's common stock) with a subsidiary, and 14 thousand shares acquired in the buyback of fractional shares less than the trading unit.

(Notes 2) Treasury stock decrease by 6,342 thousand shares comprises 6,340 thousand shares decreased by the share exchange, and 2 thousand shares sold to shareholders in response to their demend to sell additional shares up to a trading unit.

3. Dividends

(1) Dividends paid

Resolution	Type of stock	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 29, 2006	Common stock	¥46,749 million	¥53.00	March 31, 2006	June 29, 2006

(2) Of dividends whose record date was included in current interim period, those whose effective date occurs after current interim term closing.

Resolution	Type of stock	Dividend source	Total dividends	Dividend per share	Record date	Effective date
Meeting of board of directors on November 6, 2006	Common stock	Retained earnings	¥52,024 million	¥60.00	September 30, 2006	December 8, 2006

Fiscal 2006 (April 1, 2006 – March 31, 2007)

1. Outstanding shares

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock (thousand shares)	889,272	—	—	889,272

2. Treasury stock

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock (thousand shares)	4,073	(Note 1) 32,165	(Note 2) 6,343	29,895

(Note 1) 32,165 thousand additional shares of treasury stock comprise 28,907 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda, under Article 165.2 of the Corporate Law, 3,225 thousand shares acquired by the share exchange (Takeda's common stock) with a subsidiary, and 33 thousand shares acquired in the buyback of fractional shares less than the trading unit.

(Notes 2) The treasury stock decrease in treasury stock by 6,343 thousand shares comprises 6,340 thousand shares decreased by the share exchange and 3 thousand shares sold to shareholders in response to their demand to sell additional shares up to a trading unit.

3. Dividends

(1) Dividends paid

Resolution	Type of stock	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 29, 2006	Common stock	¥46,749 million	¥53.00	March 31, 2006	June 29, 2006
Meeting of board of directors on November 6, 2006	Common stock	¥52,029 million	¥60.00	September 30, 2006	December 8, 2006

(2) Of dividends whose record date was included in current term, those for which effective date occurs after current term closing.

Resolution	Type of stock	Dividend source	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	Retained earnings	¥58,443 million	¥68.00	March 31, 2007	June 29, 2007

(Notes to Interim Consolidated Statements of Cash Flows)

Reconciliation of ending balance of cash and cash equivalents with balance of "Cash and deposits" on consolidated balance sheets.

(Millions of yen)

	Interim period of fiscal 2007	Interim period of fiscal 2006	Fiscal 2006
Cash and deposits	422,361	409,656	385,439
Time deposits with maturities exceeding three months	(10,000)	—	(59,900)
Securities redeemable within three months	1,293,309	1,236,441	1,322,155
Cash and cash equivalents	1,705,670	1,646,096	1,647,694

(Segment Information)

1. Business Segment Information

Interim period of fiscal 2007 (April 1, 2007-September 30, 2007) (Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:					
(1) Sales to outside customers	657,941	50,528	708,468	—	708,468
(2) Intersegment sales and transfers	413	2,006	2,419	(2,419)	—
Total	658,353	52,534	710,887	(2,419)	708,468
Operating expenses	400,031	46,122	446,153	(2,590)	443,563
Operating income	258,322	6,412	264,734	172	264,905
(Reference) Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	887,897	242,889	1,130,786	1,898,295	3,029,081
Depreciation & amortization	11,758	2,896	14,654	434	15,088
Capital investments	11,378	3,274	14,652	—	14,652

Interim period of fiscal 2006 (April 1, 2006-September 30, 2006) (Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:					
(1) Sales to outside customers	591,914	50,514	642,427	—	642,427
(2) Intersegment sales and transfers	175	2,982	3,157	(3,157)	—
Total	592,089	53,496	645,584	(3,157)	642,427
Operating expenses	361,523	47,892	409,415	(3,211)	406,204
Operating income	230,566	5,604	236,170	54	236,223
(Reference) Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	857,646	222,561	1,080,208	1,871,003	2,951,211
Depreciation & amortization	9,645	3,002	12,647	482	13,129
Capital investments	14,136	2,783	16,919	—	16,919

Fiscal 2006 (April 1, 2006-March 31, 2007) (Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:					
(1) Sales to outside customers	1,202,788	102,379	1,305,167	—	1,305,167
(2) Intersegment sales and transfers	425	6,157	6,581	(6,581)	—
Total	1,203,213	108,535	1,311,748	(6,581)	1,305,167
Operating expenses	755,007	98,288	853,294	(6,628)	846,666
Operating income	448,206	10,247	458,454	47	458,500
(Reference) Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	850,383	241,153	1,091,536	1,980,965	3,072,501
Depreciation & amortization	21,452	6,403	27,855	964	28,820
Capital investments	32,739	5,771	38,510	—	38,510

Notes

1. Businesses are classified into two segments based on the actual conditions of business management.

2. Principal products of each business segment

Business Segment	Business Division	Principal Products
Pharmaceuticals	Ethical Drugs	Ethical pharmaceuticals
	Consumer Healthcare	Over-the-counter pharmaceuticals and quasidrugs
Other		Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, inorganic industrial chemicals

3. Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the parent company, a holding company in the United States and others.

Interim period of fiscal 2007:	¥1,900,225 million
Interim period of fiscal 2006:	¥1,872,698 million
Fiscal 2006:	¥1,982,815 million

2. Geographical Segment Information

Interim period of fiscal 2007 (April 1, 2007-September 30, 2007) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations/ Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	437,341	191,952	73,875	5,301	708,468	—	708,468
(2) Intersegment sales and transfers	68,325	832	6,823	81	76,062	(76,062)	—
Total	505,666	192,784	80,698	5,382	784,530	(76,062)	708,468
Operating expenses	220,277	121,332	61,180	4,236	407,024	36,538	443,563
Operating income	285,389	71,452	19,518	1,146	377,506	(112,600)	264,905
(Reference) Identifiable assets	831,817	228,606	148,647	16,123	1,225,194	1,803,887	3,029,081

Interim period of fiscal 2006 (April 1, 2006-September 30, 2006) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations/ Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	427,256	146,196	64,195	4,779	642,427	—	642,427
(2) Intersegment sales and transfers	50,297	725	5,033	66	56,120	(56,120)	—
Total	477,552	146,921	69,228	4,845	698,547	(56,120)	642,427
Operating expenses	211,337	98,491	51,807	3,694	365,328	40,875	406,204
Operating income	266,216	48,430	17,421	1,151	333,218	(96,995)	236,223
(Reference) Identifiable assets	783,770	207,409	140,238	13,566	1,144,982	1,806,229	2,951,211

Fiscal 2006 (April 1, 2006 - March 31, 2007) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations/ Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	854,619	307,801	132,478	10,269	1,305,167	—	1,305,167
(2) Intersegment sales and transfers	106,393	2,121	9,949	178	118,640	(118,640)	—
Total	961,011	309,922	142,427	10,446	1,423,807	(118,640)	1,305,167
Operating expenses	430,600	220,569	109,720	8,446	769,335	77,332	846,666
Operating income	530,411	89,353	32,707	2,000	654,472	(195,972)	458,500
(Reference) Identifiable assets	804,591	205,164	141,712	15,347	1,166,813	1,905,688	3,072,501

Notes

1. Regional segments are based on geographic proximity.
   Main countries and regions included in each segment:
   North America: United States
   Europe: Germany, France, Italy, United Kingdom, Ireland and others
   Asia: Taiwan, Indonesia, China and others

2. Takeda has been endeavoring to build a unique simple and efficient business management organization. Takeda conducts centralized and global management of R&D activities, led by the head office of Takeda Pharmaceutical Company in Japan, while the sales function is controlled on a regional basis according to the regional divisions of Japan, the U.S. and Europe.
   This approach is based on the belief that regardless where they are conducted, R&D activities will contribute to the sales growth in the future throughout all regions where Takeda is active. In accordance with this concept, we believe that it is appropriate to record R&D expenses as Corporate expenses for the purpose of the segment-based accounting. For this reason, for the purpose of disclosing geographical segment information, R&D expenses are excluded from the operating expenses of each region, but included in "Eliminations/Corporate."
   The following unallocatable operating expenses (R&D expenses) are included in "Eliminations/Corporate":

Interim period of fiscal 2007	¥107,313 million
Interim period of fiscal 2006	¥96,182 million
Fiscal 2006	¥193,301 million

3. Main assets included in the corporate assets under the category of "Eliminations/Corporate" are: surplus operating funds (cash, deposits and marketable securities) and long-term investments (investment securities) of Takeda Pharmaceutical Company and a holding company in the United States and others, and assets related to R&D activities of the Takeda Group.

Interim period of fiscal 2007	¥1,968,367 million
Interim period of fiscal 2006	¥1,932,381 million
Fiscal 2006	¥2,055,908 million

4. In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports of the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total net sales of consolidated subsidiaries in the North America region, and net sales in the Europe segment are the total net sales of consolidated subsidiaries in the Europe regions, and net sales in the Asia segment are the total of sales by consolidated subsidiaries in the Asia region.

3. Overseas Sales

Interim period of fiscal 2007 (April 1, 2007-September 30, 2007) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	252,203	102,945	13,847	368,996
2. Total consolidated net sales				708,468
3. Overseas sales/Total consolidated net sales (%)	35.6	14.5	2.0	52.1

Interim period of fiscal 2006 (April 1, 2006-September 30, 2006) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	206,258	93,740	11,863	311,860
2. Total consolidated net sales				642,427
3. Overseas sales/Total consolidated net sales (%)	32.1	14.6	1.8	48.5

Fiscal 2006 (April 1, 2006-March 31, 2007) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	426,561	191,963	24,979	643,503
2. Total consolidated net sales				1,305,167
3. Overseas sales/Total consolidated net sales (%)	32.7	14.7	1.9	49.3

Notes:

1. Country and regional segments are based on geographic proximity.
2. Main countries and regions included in each segment:
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, Italy, France, Spain and others
   (3) Others: South America, Asia, Africa, Oceania
3. Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

(Production, Orders and Sales)

1. Production

(Millions of yen)

	Interim period of fiscal 2007		Interim period of fiscal 2006		Increase (decrease)	Fiscal 2006	
Pharmaceuticals	334,307	93.2%	322,192	93.3%	12,115	667,415	93.1%
Ethical Drugs	319,148	89.0	307,975	89.2	11,173	638,973	89.1
Consumer Healthcare	15,159	4.2	14,217	4.1	941	28,443	4.0
Other Businesses	24,506	6.8	23,261	6.7	1,245	49,460	6.9
Vitamin	5,381	1.5	3,901	1.1	1,479	9,572	1.3
Others	19,126	5.3	19,359	5.6	(234)	39,888	5.6
Total	358,813	100.0	345,453	100.0	13,360	716,875	100.0

2. Purchases

(Millions of yen)

	Interim period of fiscal 2007		Interim period of fiscal 2006		Increase (decrease)	Fiscal 2006	
Pharmaceuticals	61,455	83.8%	63,380	85.3%	(1,924)	124,100	83.5%
Ethical Drugs	54,204	73.9	55,227	74.3	(1,023)	109,237	73.5
Consumer Healthcare	7,252	9.9	8,153	11.0	(901)	14,862	10.0
Other Businesses	11,895	16.2	10,907	14.7	988	24,523	16.5
Total	73,351	100.0	74,287	100.0	(936)	148,623	100.0

3. Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

4. Sales

(Millions of yen)

	Interim period of fiscal 2007		Interim period of fiscal 2006		Increase (decrease)	Fiscal 2006	
Pharmaceuticals	657,941	92.9%	591,914	92.1%	66,027	1,202,788	92.2%
Ethical Drugs	627,474	88.6	561,943	87.5	65,531	1,144,063	87.7
Japan	265,633	37.5	257,048	40.0	8,585	514,944	39.5
Overseas	361,841	51.1	304,895	47.5	56,946	629,119	48.2
Consumer Healthcare	30,466	4.3	29,971	4.6	496	58,725	4.5
Other Businesses	50,528	7.1	50,514	7.9	14	102,379	7.8
Vitamin	5,085	0.7	4,118	0.6	968	8,863	0.7
Others	45,442	6.4	46,396	7.3	(954)	93,516	7.1
Total	708,468	100.0	642,427	100.0	66,041	1,305,167	100.0
[Overseas in Total]	[368,996]	[52.1]	[311,860]	[48.5]	[57,135]	[643,503]	[49.3]
[Royalty Income in Total]	[27,665]	[3.9]	[25,847]	[4.0]	[1,817]	[52,453]	[4.0]

Notes:

1. Sales represents net sales outside the Takeda Group.

2. Sales to major customers and percentage of total sales are as follows:

(Millions of yen)

	Interim period of fiscal 2007		Interim period of fiscal 2006		Increase (decrease)	Fiscal 2006	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Mediceo Paltac Holdings Co., Ltd.	126,422	17.8%	138,002	21.5%	(11,580)	258,381	19.8%

(Per Share Information)

Interim Period of Fiscal 2007 (April 1, 2007 – September 30, 2007)		Interim Period of Fiscal 2006 (April 1, 2006 – September 30, 2006)		Fiscal 2006 (April 1, 2006 – March 31, 2007)	
Net assets per share	2,848.96	Net assets per share	2,696.63	Net assets per share	2,816.28
Earnings per share	255.54	Earnings per share	181.27	Earnings per share	386.00

Notes: 1. Diluted earnings per share was not calculated because the Company does not have potential shares issuable.
2. Net assets per share and earnings per share were calculated on the basis of the following data.

1 Net assets per share

Item	Interim period of fiscal 2007	Interim period of fiscal 2006	Fiscal 2006
Total net assets on consolidated balance sheet (million yen)	2,442,974	—	2,461,116
Net assets attributable to common stock (million yen)	2,401,290	—	2,420,245
Main item of differences (million yen) Minority interests	41,684	—	40,871
Number of shares of common stock outstanding (thousand shares)	889,272	—	889,272
Number of shares of common stock as treasury stock (thousand shares)	46,407	—	29,895
Number of shares of common stock used as basis for calculation of net assets per share (thousand shares)	842,866	—	859,377

2. Earnings per share

Item	Interim period of fiscal 2007	Interim period of fiscal 2006	Fiscal 2006
Net income on consolidated statement of income (million yen)	218,011	159,142	335,805
Net income attributable to common stock (million yen)	218,011	159,142	335,805
Amount not attributable to common stock (million yen)	—	—	—
Average number of shares of common stock during the period (thousand shares)	853,153	877,947	869,957

(Significant Subsequent Events)

In October 2007, Takeda transferred all of its shares in House Wellness Foods Corporation (34% of total voting rights) and Sumitomo Chemical Takeda Agro Company, Ltd. (40% of total voting rights), based on the joint-venture agreements with House Foods Corporation and Sumitomo Chemical Co., Ltd. respectively. The total amount of these deals was about ¥25.0 billion. In this connection, approximately ¥10.0 billion is expected to be recorded for fiscal 2007.

(Omission of Disclosure)

Disclosure is omitted regarding matters relating to such transactions as lease transactions, securities and derivatives transactions etc.,because the Company considers there to be no great necessity for disclosing such information in its earnings briefing.

5. Interim Unconsolidated Financial Statements

(1) Interim Unconsolidated Balance Sheets

(Millions of yen)

	As of September 30, 2007		As of September 30, 2006		As of March 31, 2007	
Current assets	1,007,320	51.6%	1,047,194	52.1%	1,068,513	52.2%
Cash and deposits	175,013		180,539		167,742	
Trade notes receivable	8,286		8,975		8,895	
Trade accounts receivable	196,562		183,879		177,190	
Marketable securities	411,852		484,729		518,693	
Merchandise and products	28,065		26,527		26,655	
Work in progress and semi-finished products	22,244		23,495		23,806	
Materials	16,707		14,074		15,367	
Deferred income taxes	117,331		99,704		111,396	
Other current assets	31,268		25,297		18,790	
Allowance for doubtful receivables	(7)		(24)		(22)	
Fixed assets	944,404	48.4	960,873	47.9	976,805	47.8
Tangible fixed assets:	103,369	5.3	102,276	5.1	104,025	5.1
Buildings and structures	57,503		58,952		58,699	
Machinery and equipment	19,961		18,747		20,782	
Vehicles and carriers	76		77		70	
Tools, furniture and fixtures	2,430		2,132		2,379	
Land	20,800		20,800		20,800	
Construction in progress	2,599		1,567		1,296	
Intangible fixed assets	64	0.0	37	0.0	35	0.0
Investments and other assets:	840,971	43.1	858,559	42.8	872,745	42.7
Investment securities	220,470		252,164		254,582	
Equity in subsidiaries and affiliates	490,451		492,164		472,662	
Investments in subsidiaries and affiliates	43,129		14,185		43,129	
Long-term deposits	55,352		56,191		56,147	
Long-term loans	69		36		39	
Long-term prepaid expenses	49		192		122	
Prepaid pension costs	31,550		20,845		23,750	
Real estates for lease	—		22,873		22,401	
Allowance for doubtful receivables	(98)		(90)		(88)	
Total assets	1,951,724	100.0	2,008,067	100.0	2,045,317	100.0

(Millions of yen)

	As of September 30, 2007		As of September 30, 2006		As of March 31, 2007	
Total liabilities	357,258	18.3%	351,845	17.5%	389,917	19.1%
Current liabilities:	303,694	15.6	277,948	13.8	315,725	15.5
Trade notes payable	—		144		135	
Trade accounts payable	53,435		52,738		49,272	
Accrued liabilities and accrued expenses	114,847		102,007		145,163	
Income taxes payable	96,445		80,803		82,643	
Reserve for bonuses	22,029		22,820		22,392	
Other reserves	8,261		7,901		7,735	
Other current liabilities	8,676		11,535		8,385	
Long-term liabilities:	53,564	2.7	73,897	3.7	74,192	3.6
Deferred income taxes	36,966		52,588		53,442	
Reserve for retirement benefits	6,508		14,795		14,237	
Reserve for directors' retirement bonuses	1,181		1,089		1,174	
Reserve for SMON compensation	4,232		4,399		4,315	
Other long-term liabilities	4,677		1,026		1,025	
Net assets	1,594,466	81.7	1,656,222	82.5	1,655,400	80.9
Shareholders' equity	1,484,491	76.1	1,527,828	76.1	1,525,365	74.6
Common stock	63,541		63,541		63,541	
Capital serplus	49,640		49,638		49,638	
Capital reserve	49,638		49,638		49,638	
Other capital surplus	2		—		—	
Retained earnings	1,693,910		1,551,529		1,606,104	
Legal reserve	15,885		15,885		15,885	
Other retained earnings	1,678,025		1,535,644		1,590,219	
Reserve for retirement benefits	5,000		5,000		5,000	
Reserve for dividends	11,000		11,000		11,000	
Reserve for R&D	2,400		2,400		2,400	
Reserve for capital improvements	1,054		1,054		1,054	
Reserve for promotion of exports	434		434		434	
Reserve for extraordinary write-down	674		1,226		948	
Reserve for compression of fixed assets	6,665		16,495		16,486	
General reserve	1,214,500		1,192,500		1,192,500	
Unappropriated retained earnings	436,299		305,535		360,397	
Treasury stock	(322,601)		(136,880)		(193,918)	
Valuation and translation adjustments	109,976	5.6	128,394	6.4	130,036	6.3
Unrealized gain on securities	110,043		129,243		130,333	
Deferred hedge gain/loss	(67)		(849)		(297)	
Total liabilities and net assets	1,951,724	100.0	2,008,067	100.0	2,045,317	100.0

(2) Interim Unconsolidated Statements of Income

(Millions of yen)

	Interim period of fiscal 2007		Interim period of fiscal 2006		Increase (decrease)	Fiscal 2006	
Net sales	459,167	100.0%	431,955	100.0%	27,212	869,068	100.0%
Cost of sales	112,131	24.4	110,305	25.5	1,826	221,188	25.5
Gross profit	347,036	75.6	321,650	74.5	25,386	647,880	74.5
Selling, general and administrative expenses	161,575	35.2	143,102	33.2	18,473	300,228	34.5
Operating income	185,461	40.4	178,548	41.3	6,913	347,652	40.0
Non-operating income:	15,676	3.4	33,028	7.7	(17,352)	40,980	4.7
Interest income and dividends	8,621		26,959		(18,338)	29,565	
Interest on securities	1,450		482		968	1,477	
Other non-operating income	5,605		5,587		18	9,938	
Non-operating expenses:	4,204	0.9	4,129	1.0	75	10,256	1.2
Interest expense	75		68		7	138	
Other non-operating expenses	4,129		4,061		68	10,117	
Ordinary income	196,933	42.9	207,448	48.0	(10,515)	378,377	43.5
Extraordinary gains	28,749	6.3	29,171	6.8	(422)	29,176	3.4
Gain on sale of fixed assets	—		*3 2,256		(2,256)	*3 2,261	
Gains on sale of shares of affiliates	*1 27,718		*4 19,395		8,323	*4 19,395	
Gain from elimination of shares of merged companies	—		*5 7,520		(7,520)	*5 7,520	
Gains from change in retirement benefits system	*2 1,031		—		1,031	—	
Income before income taxes	225,682	49.2	236,619	54.8	(10,937)	407,553	46.9
Income taxes:	79,433	17.3	123,407	28.6	(43,974)	187,740	21.6
Current	87,961		66,276		21,685	142,583	
Prior year	—		*6 57,080		(57,080)	*6 57,080	
Deferred	(8,528)		51		(8,579)	(11,923)	
Net income	146,250	31.9	113,211	26.2	33,039	219,813	25.3

*1 Gains from transfer of shares of Wyeth K. K. and Takeda-Kirin Foods Corporation.

*2 These gains were recorded because a portion of Takeda's lump-sum retirement payment plan was replaced with a defined-contribution pension plan.

*3 Gain on the sale of idle real estate, consisting mainly of land

*4 Gains from transfer of shares of Wyeth K. K. and Mitsui Takeda Chemicals, Inc.

*5 Gain from elimination of shares of merged companies (Daiwa Holdings, Ltd. and Shinwa Holdings, Ltd.)

*6 Additional taxes paid for correction under the transfer pricing taxation system in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc.

(3) Interim Unconsolidated Statements of Changes in Net Assets

Interim period of fiscal 2007 (April 1, 2007 - September 30, 2007) (Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			Total net assets
	Common stock	Capital Surplus			Retained earnings			Treasury stock	Total share-holders' equity	Unrealized gain on securities	Deferred hedge gain/loss	Total valuation and translation adjustment	
		Capital reserve	Other capital surplus	Total capital serplus	Legal reserve	Other retained earnings	Total retained earnings						
Balance as of March 31, 2007	63,541	49,638	—	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400
Change during the interim period													
Distribution of retained earnings						(58,443)	(58,443)		(58,443)				(58,443)
Withdrawal of reserve for extraordinary write-down									—				—
Withdrawal of reserve for compression of fixed assets									—				—
Provision to general reserve									—				—
Net income						146,250	146,250		146,250				146,250
Treasury stock buyback								(128,695)	(128,695)				(128,695)
Treasury stock disposition			2	2				12	14				14
Net change in items other than shareholders' equity during the interim period									—	(20,291)	230	(20,060)	(20,060)
Total change during the interim period	—	—	2	2	—	87,806	87,806	(128,682)	(40,874)	(20,291)	230	(20,060)	(60,934)
Balance as of September 30, 2007	63,541	49,638	2	49,640	15,885	1,678,025	1,693,910	(322,601)	1,484,491	110,043	(67)	109,976	1,594,466

(*) Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for R&D	Reserve for capital improvements	Reserve for promotion of exports	Reserve for extraordinary write-down	Reserve for compression of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2007	5,00	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219
Change during the interim period										
Distribution of retained earnings									(58,443)	(58,443)
Withdrawal of reserve for extraordinary write-down						(274)			274	—
Withdrawal of reserve for compression of fixed assets							(9,821)		9,821	—
Provision to general reserve								22,000	(22,000)	—
Net income									146,250	146,250
Treasury stock buyback										—
Treasury stock disposition										—
Net change in items other than shareholders' equity during the interim period										—
Total change during the interim period	—	—	—	—	—	(274)	(9,821)	22,000	75,902	87,806
Balance as of September 30, 2007	5,00	11,000	2,400	1,054	434	674	6,665	1,214,500	436,299	1,678,025

Interim period of fiscal 2006 (April 1, 2006 - September 30, 2006)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			Total net assets
		Capital Surplus			Retained earnings								
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on securities	Deferred hedge gain/loss	Total valuation and translation adjustment	
Balance as of March 31, 2006	63,541	49,638	3	49,641	15,885	1,471,265	1,487,150	(2,817)	1,597,515	130,927	—	130,927	1,728,443
Change during the interim period													
Distribution of retained earnings*						(47,103)	(47,103)		(47,103)				(47,103)
Bonuses to directors and auditors*						(233)	(233)		(233)				(233)
Provision to reserve for extraordinary write-down *									—				—
Provision to reserve for compression of fixed assets*									—				—
Provision to general reserve*									—				—
Withdrawal of reserve for extraordinary write-down (current interim period)									—				—
Provision to reserve for compression of fixed assets (current interim period)									—				—
Net income						113,211	113,211		113,211				113,211
Treasury stock buyback								(179,003)	(179,003)				(179,003)
Treasury stock disposition			(3)	(3)		(1,496)	(1,496)	44,940	43,441				43,441
Net change in items other than shareholders' equity during the interim period									—	(1,684)	(849)	(2,533)	(2,533)
Total change during the interim period	—	—	(3)	(3)	—	64,379	64,379	(134,064)	(69,687)	(1,684)	(849)	(2,533)	(72,220)
Balance as of September 30, 2006	63,541	49,638	—	49,638	15,885	1,535,644	1,551,529	(136,880)	1,527,828	129,243	(849)	128,394	1,656,222

(*) Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for R&D	Reserve for capital improvements	Reserve for promotion of exports	Reserve for extraordinary write-down	Reserve for compression of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2006	5,000	11,000	2,400	1,054	434	1,427	15,365	1,072,500	362,085	1,471,265
Change during the interim period										—
Distribution of retained earnings*									(47,103)	(47,103)
Bonuses to directors and auditors*									(233)	(233)
Provision to reserve for extraordinary write-down *						77			(77)	—
Provision to reserve for compression of fixed assets*							68		(68)	—
Provision to general reserve*								120,000	(120,000)	—
Withdrawal of reserve for extraordinary write-down (current interim period)						(278)			278	—
Provision to reserve for compression of fixed assets (current interim period)							1,061		(1,061)	—
Net income									113,211	113,211
Treasury stock buyback										—
Treasury stock disposition									(1,496)	(1,496)
Net change in items other than shareholders' equity during the interim period										—
Total change during the interim period	—	—	—	—	—	(201)	1,130	120,000	(56,550)	64,379
Balance as of September 30, 2006	5,000	11,000	2,400	1,054	434	1,226	16,495	1,192,500	305,535	1,535,644

(*Note)
These items were included in the appropriation of profit resolved at the annual general meeting of shareholders in June, 2006.

Fiscal 2006 (April 1, 2006 - March 31, 2007) (Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			Total net assets
	Common stock	Capital Surplus			Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gain on securities	Deferred hedge gain/loss	Total valuation and translation adjustment	
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings						
Balance as of March 31, 2006	63,541	49,638	3	49,641	15,885	1,471,265	1,487,150	(2,817)	1,597,515	130,927	—	130,927	1,728,443
Change during fiscal 2006													
Distribution of retained earnings*						(47,103)	(47,103)		(47,103)				(47,103)
Distribution of retained earnings						(52,029)	(52,029)		(52,029)				(52,029)
Bonuses to directors and auditors*						(233)	(233)		(233)				(233)
Provision to reserve for extraordinary write-down *									—				—
Provision for reserve for compression of fixed assets*									—				—
Provision for general reserve*									—				—
Withdrawal of reserve for extraordinary write-down (fiscal 2006)									—				—
Provision for reserve for compression of fixed assets (fiscal 2006)									—				—
Net income						219,813	219,813		219,813				219,813
Treasury stock buyback								(236,050)	(236,050)				(236,050)
Treasury stock disposition			(3)	(3)		(1,495)	(1,495)	44,948	43,451				43,451
Net change in items other than shareholders' equity during fiscal 2006									—	(594)	(297)	(892)	(892)
Total changes during fiscal 2006	—	—	(3)	(3)	—	118,954	118,954	(191,102)	(72,150)	(594)	(297)	(892)	(73,042)
Balance as of March 31, 2007	63,541	49,638	—	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400

(*) Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for R&D	Reserve for capital improvements	Reserve for promotion of exports	Reserve for extraordinary write-down	Reserve for compression of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2006	5,000	11,000	2,400	1,054	434	1,427	15,365	1,072,500	362,085	1,471,265
Changes during fiscal 2006										
Distribution of retained earnings*									(47,103)	(47,103)
Distribution of retained earnings									(52,029)	(52,029)
Bonuses to directors and auditors*									(233)	(233)
Provision to reserve for extraordinary write-down *						77			(77)	—
Provision to reserve for compression of fixed assets*							68		(68)	—
Provision to general reserve*								120,000	(120,000)	—
Withdrawal of reserve for extraordinary write-down (fiscal 2006)						(556)			556	—
Provision to reserve for compression of fixed assets (fiscal 2006)							1,052		(1,052)	—
Net income									219,813	219,813
Treasury stock buyback										—
Treasury stock disposition									(1,495)	(1,495)
Net change in items other than shareholders' equity during fiscal 2006										—
Total change during fiscal 2006	—	—	—	—	—	(479)	1,121	120,000	(1,688)	118,954
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219

(*Note)
These items were included in the appropriation of profit resolved at the annual general meeting of shareholders in June, 2006.

November 5, 2007

Takeda Pharmaceutical Company Limited

Notice regarding Revision to Increase Interim and Planned Annual Dividends for the Fiscal Year Ending March 31, 2008

OSAKA, Japan, November 5, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today revision to increase the interim and planned annual dividends per share for the fiscal year ending March 31, 2008.

In order to ensure sustainable growth in corporate value, Takeda will continue to make strategic investments with the aim of enhancing its R&D pipeline in a way suitable to an R&D-oriented, world-class pharmaceutical company, and of improving its business infrastructure both in Japan and overseas.

As for profit distribution, Takeda plans to buy back shares as needed, in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, as well as the stable enhancement of the dividend payout ratio.

Regarding dividend, Takeda's basic policy, from a long-term perspective, is to maintain stable profit distribution that is appropriate to the company's consolidated financial results. At the same time, we plan to gradually increase the consolidated dividend payout ratio, targeting around 45% in fiscal 2010, the final year of the 2006-2010 Medium-term Management Plan.

In view of the above, the interim and planned annual dividends for the fiscal year ending March 31, 2008 are revised to increase as follows:

(Unit: Japanese Yen)

	Interim dividend per share	Year-end dividend per share	Annual dividend per year
Fiscal year ending March 31, 2008 (revised)	84.00	84.00 (planned)	168.00 (planned)
Fiscal year ending March 31, 2008 (previous)	80.00	80.00	160.00
Fiscal year ending March 31, 2007 (actual)	60.00	68.00	128.00

###

Forward-looking statements

This notice includes forward-looking statements regarding Takeda's plans, prospects, strategies and accomplishments,

etc. These prospects are the result of assessment obtained from information currently available, and since the actual performance could be influenced by various risks and uncertainty, it shall be noted that the course of action could differ substantially from those prospects. Factors that could affect future prospects would include, but are not limited to, economic circumstances surrounding Takeda's domain identity, competitive pressures, relevant laws and regulations, change in the status of product development, exchange rate risk and so on.

November 5, 2007

Takeda Pharmaceutical Company Limited

Takeda's Investigational Compound TAK-442 for Treatment of Venous/Arterial Thromboembolism Enters into Phase 2 Clinical Stage in the U.S. and Europe

Osaka, Japan, November 5, 2007 — Takeda Pharmaceutical Company Limited (Takeda) announced today that its investigational compound TAK-442 has entered into Phase 2 clinical stage in the U.S. and Europe. TAK-442 is a novel Factor Xa inhibitor discovered and created by Takeda.

TAK-442 is an oral selective and direct competitive inhibitor of activated Factor X (FXa). As Factor Xa plays a critical role in the blood coagulation cascade, inhibition of FXa is expected to result in interruption of either venous or arterial thromboembolism, such as pulmonary embolism, cerebral infarction, etc.

"We are pleased with the progress of TAK-442's development stage into Phase 2 since this compound is expected to enhance our franchise of lifestyle-related diseases, which is one of four core therapeutic areas, such as cardiovascular and metabolic diseases including diabetes," said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "We will vigorously conduct development activities in order to bring this novel treatment option to the patients as early as possible."

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

November 6, 2007

Affymax, Inc.
Takeda Pharmaceutical Company Limited

Affymax® Announces Hematide™ Successfully Restores Hemoglobin in Patients with Pure Red Cell Aplasia (Prca)

– Phase 2 Study Findings Presented at American Society of Nephrology Renal Week 2007 –

PALO ALTO, Calif., and Osaka, Japan, November 5, 2007 – Affymax, Inc. (Nasdaq: AFFY) and Takeda Pharmaceutical Company Limited (TSE: 4502) today announced results from a Phase 2 clinical trial of Hematide™ to treat anemia in dialysis and predialysis chronic kidney disease (CKD) patients with pure red cell aplasia (PRCA, Anti-erythropoietin antibody-mediated). Results showed that Hematide could restore hemoglobin to the target range in these patients and eliminate the need for red blood cell transfusions in the patients studied.

The data were presented yesterday by Iain C. Macdougall, M.D., Hematide clinical trial investigator, consultant nephrologist and honorary senior lecturer at King's College Hospital in London during an oral presentation at the American Society of Nephrology Renal Week 2007 in San Francisco. In addition, Phase 2 clinical trial results of Hematide in patients with anemia due to CKD were presented during the poster session.

PRCA, a rare autoimmune disorder, occurs when the body produces neutralizing antibodies to the currently marketed recombinant human erythropoietin (EPO), thus suppressing the production of red blood cells by the bone marrow. In contrast, Hematide, Affymax's lead drug in development for the treatment of anemia, is a novel synthetic, pegylated peptidic compound with no structural homology with human EPO.

"PRCA is a treatment complication resulting when a patient develops antibodies to recombinant EPO products. While rare, PRCA is a serious disease that prohibits further treatment with recombinant EPO and requires patients undergo regular blood transfusions and immunosuppressive therapy to suppress antibody production in an attempt to correct anemia and manage hemoglobin levels," said Dr. Macdougall, consultant nephrologist in the Department of Renal Medicine at King's College Hospital in London, U.K. "These trial results provide important information about the safety profile of Hematide."

"Hematide is immunologically distinct from EPO. In preclinical studies, Hematide addressed hemoglobin deficiencies caused by EPO-specific antibodies, and antibodies generated to recombinant EPO have not been shown to cross-react with Hematide," added Robert B. Naso, Ph.D., executive vice president of research and development at Affymax. "The PRCA data presented at ASN are intriguing findings which support the differentiation of Hematide. At some point in the future, Affymax and Takeda may decide to pursue further development of the product in the area of PRCA, but for now our development priorities are focused on anemia in chronic renal failure and chemotherapy-induced anemia."

"We are pleased with this data presentation, which suggests the difference of Hematide," said Masaomi Miyamoto, Ph.D., general manager of pharmaceutical development division at Takeda. "With our partner Affymax, we will vigorously continue development activities of this scientifically interesting product as a potential new treatment option for patients with anemia in both chronic renal failure and chemotherapy-induced anemia."

PRCA Study Results

The open-label, multi-center trial in 10 dialysis and predialysis CKD patients with PRCA evaluated the effectiveness and safety of Hematide administered subcutaneously every four weeks. The primary endpoint was the change in hemoglobin from baseline over time. Secondary endpoints included safety and the effectiveness of Hematide in reducing the

frequency of red blood cell transfusions over time.

Results showed that by six months of treatment, median hemoglobin had increased from 9.7 g/dL to 11.6 g/dL and transfusion requirements were eliminated. Three patients, who had their hemoglobin levels increased with Hematide, improved sufficiently to undergo kidney transplant surgery. Hematide was generally well tolerated. Some adverse events, including bone pain, hypertension, injection site hematoma, and increased blood pressure, were considered possibly related to Hematide.

Hematide Phase 2 Trial Results Also Presented at ASN Conference

In addition to the oral presentation on PRCA trial results, two posters from two separate Phase 2 clinical trials of Hematide in dialysis and predialysis CKD patients were presented at the ASN conference. These data showed that Hematide increased hemoglobin in treatment-naive, predialysis patients when administered monthly at an appropriate dose. Similarly, the data in dialysis patients previously treated with three-times weekly Epoetin alfa demonstrated that mean hemoglobin levels were maintained at target levels following a switch to once-monthly dosing of Hematide at an appropriate dose.

About Hematide

Hematide is a novel synthetic, pegylated peptidic compound that binds to and activates the erythropoietin receptor and thus acts as an erythropoiesis stimulating agent. The investigational product is being evaluated in a Phase 3 program for the treatment of anemia in patients with dialysis and predialysis chronic renal failure (CRF) and earlier stage clinical trials in cancer patients receiving chemotherapy.

About PRCA

Dialysis and non-dialysis patients with CKD frequently develop anemia because of a reduction in native EPO production by dysfunctional kidneys. Since the late 1980s, recombinant EPO has been used successfully to treat anemia-associated EPO deficiency. A small number of CKD patients develop antibody-mediated PRCA, a type of anemia that develops when patients mount a neutralizing antibody response to recombinant EPO used to treat the anemia associated with CKD. These antibodies neutralize not only the recombinant EPO but also cross-neutralize natural EPO produced by the patients, leading to a state of absolute EPO resistance and transfusion dependence. While the incidence of PRCA has decreased, there continues to be sporadic reports of antibody-mediated PRCA associated with commercially available EPO products. Concern over PRCA prompted the addition of warnings in the prescribing information of all EPO-based products marketed in the U.S.

About Affymax, Inc.

Affymax, Inc. is a biopharmaceutical company developing novel drugs to improve the treatment of serious and often life-threatening conditions. Affymax's lead product candidate, Hematide™, is currently in Phase 3 clinical trial stage for the treatment of anemia associated with chronic renal failure and in clinical trials for the treatment of anemia in cancer patients. For additional information, please visit www.affymax.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE: 4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

This release contains forward-looking statements, including statements regarding the timing, design and results of the Company's clinical trials and drug development program and the timing and likelihood of the commercialization of Hematide. The Company's actual results may differ materially from those indicated in these forward-looking statements due to risks and uncertainties, including risks relating to the continued safety and efficacy of Hematide in clinical development, the potential for once per month dosing, regulatory requirements and approvals, research and development

efforts, industry and competitive environment, intellectual property rights and disputes and other matters that are described in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update any forward-looking statement in this press release.

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ASN Abstract #SU-FC061: Treatment of Erythropoietin Antibody-Mediated Pure Red Cell Aplasia with a Novel Synthetic Peptide-based Erythropoietin Receptor Agonist. Presented in an oral session at the American Society of Nephrology Renal Week 2007, Sunday, November 4, 4:00-6:00 p.m.

ASN Abstract #SU-PO783: Comparison of Monthly Dosing Schemes Using Hematide, a Synthetic Peptide-based Erythropoiesis Stimulating Agent (ESA), to Maintain Hemoglobin (Hb) in Hemodialysis (HD) Patients Previously Treated with Epoetin Alfa (EPO). Presented in a poster presentation at the American Society of Nephrology Renal Week 2007, Saturday, November 3, 11:00 a.m. – 12:00 p.m.

ASN Abstract #SA-PO777: Comparison of Monthly Dosing Schemes Using Hematide, a Synthetic Peptide-based Erythropoiesis Stimulating Agent (ESA), to Correct Anemia in Patients with Chronic Kidney Disease (CKD) not on Dialysis. Presented in a poster presentation at the American Society of Nephrology Renal Week 2007, Sunday, November 4, 11:00 a.m. – 12:00 p.m.

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